As confidentially submitted to the Securities and Exchange Commission on November 5, 2021.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HomeSmart Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6531	85-3653341
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

HomeSmart Holdings, Inc.

8388 East Hartford Drive, Suite 100

Scottsdale, Arizona 85255

(602) 230-7600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Matthew Widdows

Chief Executive Officer

HomeSmart Holdings, Inc.

8388 East Hartford Drive, Suite 100

Scottsdale, Arizona 85255

(602) 230-7600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Rezwan D. Pavri Allison B. Spinner Andrew S. Gillman Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Ashley Bowers Alan Goldman HomeSmart Holdings, Inc. 8388 East Hartford Drive, Suite 100 Scottsdale, Arizona 85255 (602) 230-7600	Richard A. Kline Sarah B. Axtell Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our financial statements for the six months ended June 30, 2020 and 2021 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued

                 Shares

Common Stock

HomeSmart Holdings, Inc. is offering                 shares of its common stock. This is an initial public offering and no public market currently exists for our shares. It is currently estimated that the initial public offering price per share will be between $                and $                .

We have applied to list the common stock on the Nasdaq Global Select Market under the symbol “HS.”

Following this offering, Matthew Widdows, our founder and Chief Executive Officer, and his affiliated entities will hold     % of our issued and outstanding common stock and will control more than a majority of the voting power of our common stock. As a result of his ownership, he will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of substantially all of our assets. We will be a “controlled company” within the meaning of the corporate governance rules of Nasdaq. See the sections titled “Prospectus Summary—Corporate Reorganization and Basis for Presentation” and “Management—Controlled Company.”

We are an “emerging growth company” as that term is defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 19 to read about factors you should consider before buying shares of our common stock.

Price $                 per share

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to HomeSmart

Per Share	$	$	$

Total	$	$	$

(1)	See the section titled “Underwriters” for a description of the compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to                additional shares of our common stock to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York, on or about                .

J.P. Morgan		BofA Securities
Stifel
D.A. Davidson & Co.		Stephens Inc.

Prospectus dated                 ,

Prospectus dated

Through and including                  (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

i

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

ii

Prospectus Summary

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Unless the context otherwise requires, references to “HomeSmart,” “we,” “us,” “our,” the “company” and similar references refer to HomeSmart Holdings, Inc. and its subsidiaries.

HomeSmart Holdings, Inc.

Mission statement

Our mission is to revolutionize the real estate transaction through technology, scale, and service. By positioning ourselves at the center of the real estate process, we have created an ecosystem that empowers brokerages, franchisees, agents and consumers to conduct real estate transactions in a smarter and more efficient way.

Opportunity

For the majority of consumers, potential sellers or prospective buyers, buying and selling their home is the single most important, expensive, and long-term purchase they will ever make. The real estate industry is massive in size and, due to the recent COVID-19 pandemic, has experienced a renewed growth since our homes have become our primary places to live, learn, work and relax. The problems are:

•	The real estate industry is antiquated and dominated by legacy players who have focused on technologies, solutions and business models that have become outdated.

•

The real estate transaction is fragmented and complex, spread across multiple sub-industries and organizations including real estate brokerage, mortgage, title and escrow, and is still primarily a paper driven, manual process, which creates confusion and a poor experience for agents, brokerages and consumers.

•	The real estate transaction lacks transparency, especially for consumers.

•	There is continued downward pressure on agent commissions and an increased need for technology to help streamline the process while keeping agents’ costs low.

•	There is a lot of irresponsible spending within the industry on acquisition of agents and technology, as well as wasteful and inefficient operations due to redundancies and lack of automation.

Through technology, scale and service, and a model focused on the agent, we believe we are well positioned to disrupt this market.

Business overview

HomeSmart is a revolutionary real estate enterprise powered by our proprietary end-to-end technology platform. We provide integrated real estate solutions to agents, brokerages, franchisees and, ultimately, the consumer. Our cloud-based platform empowers our users to succeed by providing a full suite of technology offerings covering nearly every aspect of the real estate transaction. The drive towards a seamless home buying and selling experience is the catalyst for our growth. Technology and automation are at the core of our DNA—grounded in fiscal responsibility and operational excellence. We have been developing our software in-house over the last 20 years and have a 100% adoption rate across our agents. All of our franchisees and agents are automatically added as users and all transactions are processed through our technology platform. Our technology platform is focused on scalability and automation to drive transaction velocity, volume, and operating leverage for our brokers, franchisees, agents and consumers. Our business model has fueled our expansion, and as of                , we had over                agents across                 offices in                 states. According to RISMedia, HomeSmart was ranked in the top five residential real estate brokerages by number of transaction sides in the United States in 2020.

The market for residential real estate transactions and home-related services is highly fragmented, local and complex. Real estate agents generally operate in local markets as independent contractors and typically move from brokerage to brokerage, across disparate external systems and databases, and use a multitude of services to close a single transaction. To use these services, agents are charged numerous fees and are subject to high commission splits, which may ultimately get passed onto the consumer. Operating profitability of agents is further reduced by ongoing competitive dynamics that allow consumers to push agents for lower commissions on transactions. According to the National Association of REALTORS® (“NAR”), 75% of all agents in the United States are being charged traditional commission splits by their brokerage that typically range from 16% to 39% and can be more, demonstrating there is a clear void in cost-effective and scalable solutions available to agents.

We have built a cost-effective, agent-centric real estate business model powered by our cloud-based, end-to-end platform for the residential real estate transaction. Our business model and platform empower brokers, franchisees and agents to provide a seamless transaction process for consumers, while offering a flat transaction fee for franchisees and agents. Our RealSmart technology suite includes RealSmart Broker—brokerage and agent management; RealSmart Agent—business and transaction management; and RealSmart Client—buying and selling transaction management; through which franchisees, agents and consumers are connected in order to conduct all aspects of the real estate process. We believe our technology delivers a full end-to-end experience for the consumer, including virtual tours, marketing, document management, process (sale, purchase, mortgage, title and escrow) tracking, education and training, listing management and more. Additionally, our RealSmart platform allows data to be aggregated for accurate insights, decision making, real-time reporting, business management and transparency for the consumer. We have used the power of our technology, the structure of our fees and our dedicated customer service team to create a technology-enabled model that drives the success of real estate professionals.

We believe we offer the real estate model of the future and have developed a platform that can be utilized by all agents. We offer flexibility for agents, allowing them to choose the commission plan, business building SmartTools and resources to best meet their current business needs, while also providing them with access to world-class technology to run their business and manage their transactions autonomously and remotely. We are positioned to attract and retain agents across all levels of productivity. Our business model, based predominantly on flat transaction and subscription fees, has demonstrated over 20 years of continued agent attraction. As a result, we have an industry leading agent Net Promoter Score of over 90, which reflects our strong culture of productivity and performance across our agents.

We pride ourselves on a culture of innovation, collaboration and community. As of                , 2021, we had                employees across our business units, who support our vast network of agents across the United States. This relatively small but highly efficient team of associates continuously innovates and enhances our software platform with the goal of digitizing and automating real estate workflows that empower key stakeholders in a tech-enabled real estate ecosystem. We believe our commitment to the continued development of our technology enables us to drive significant operating efficiencies at a high level of service. Through economies of scale, as of October 2020, we are able to outperform our competition with the ability to serve 92% more agents per employee and oversee and administer 46% more transaction sides per employee than our nearest competitor, according to RealTrends. This type of fiscal aptitude and responsibility is part of the fiber of HomeSmart, always focusing on eliminating waste while improving service.

We primarily generate revenue from our three key business segments: Real Estate Brokerage, Franchise, and Affiliated Business Services. Our revenue streams are generated through our corporate owned brokerages, our franchises, and our wholly owned mortgage and title companies. We generate the majority of our revenues from the real estate transactions executed by our corporate real estate brokerage where our agents represent consumers buying or selling homes. Additionally, we earn revenues from franchise royalties, as well as transaction-based fees from affiliated business services. These services are a result of our recent expansion to providing mortgage origination and title insurance services to our agents and consumers.

We have achieved significant growth and scale since inception. In 2019 and 2020, we generated revenue of $325 million and $393 million, respectively, representing 21% year-over-year growth. In the same periods, we had gross profit of $26 million and $30 million, respectively, representing 18% year-over-year growth. In 2019 and 2020, we had net income of $6.0 million and $9.2 million, respectively, and EBITDA of $7.1 million and $10.5 million, respectively. For more information about gross profit, EBITDA and a reconciliation of EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Non-GAAP Metrics.”

Industry overview and trends

The process of conducting a real estate transaction is complex and largely manual, and is focused in three areas: brokerage, title and escrow and mortgage. These processes are often dictated by local regulations and ordinances, creating complexities across geographical areas. Managing these processes and successfully guiding consumers across various workflows is key to providing a seamless transaction.

The complexity around real estate transactions is compounded by shifts in buyer and seller preferences and emerging technologies. The real estate industry has historically lagged behind other industries in technological innovation. Although some progress has been made to address pain points that currently exist, many solutions fall short or operate as point solutions with a lack of integration across the residential real estate ecosystem. Agents have been largely underserved by industry innovation despite the critical role they occupy at the center of the real estate transaction, driving positive experiences for both buyers and sellers.

There are multiple trends driving these changes in the real estate industry:

•

High commission & customer acquisition costs.    With high customer acquisition costs and 75% of all real estate agents in the United States being charged traditional commission splits, there is a strong need for more cost-effective, scalable solutions.

•

Manual, time-consuming processes.    Real estate is a market that is ripe for technological disruption. A typical day in the life of a real estate agent is mostly spent completing repetitive, rule-based processes that are ripe for automation vis-à-vis the use of modern technology.

•

Disparate point solutions.    Even where agents seek technology solutions to manual, time-consuming processes, the overwhelming majority of residential real estate technology are disparate point solutions. This results in time spent away from serving clients, because agents are burdened with administrative tasks instead of focusing on lead generation and customer success.

•

Changes in agent preferences.    Agents are now more mobile and independent than ever, creating an ongoing push for higher payout rates and high-value services (i.e. brand equity, educational training, sales and marketing support, etc.).

•

Changes in consumer preferences.    The explosion of digital services from digital access to documents to remote signing and tours means that organizations need to understand the entire customer journey and not just optimize contact points individually.

•

Proliferation of mobile devices as a key customer acquisition channel.    As mobile becomes increasingly prevalent for all internet use cases, residential real estate solutions will need to continue to adapt.

The process of conducting real estate transactions does not have to be the stressful experience it is today. We can achieve greater agent and consumer satisfaction through technology and one-stop accountability for all aspects of the process. Creating our RealSmart platform has placed HomeSmart at the center of the real estate transaction. Doing so has allowed us to streamline the process across all aspects of the transaction: brokerage, agent, mortgage and title.

Our market opportunity

Our scale, technology and business model positions us favorably to capitalize on a sizable opportunity in the U.S. real estate market. We estimate our total addressable market based on the following key areas:

Total addressable market ($ billion)*

*	All figures are approximations

•

U.S. Residential Broker Commissions:    According to the NAR, in 2020 there were 5.6 million existing homes sold in the United States with a median selling price of $296,700, generating approximately $1.66 trillion in total transaction value. The average commission rate for a U.S. residential broker, combining the buying agent and the selling agent, is 4.94%. We estimate that the roughly $1.66 trillion of existing home sales value in the United States generated approximately $82.0 billion of annual commission revenue to brokers.

•

Title Insurance & Escrow:    The title insurance, as of February 2020, and escrow markets are, approximately, $16 billion and $26 billion, respectively, totaling to an approximately $42 billion market based on IBIS Research. We estimate the escrow market to be approximately $24.9 billion, based on the midpoint of industry standard 1-2% escrow relative to total transaction value of approximately $1.66 trillion. The Title Insurance and Escrow industry has grown substantially over the past few years into 2020 as a result of strengthening macroeconomic conditions and healthier demand from domestic consumers.

•

U.S. Residential Mortgages:    We estimate that using the approximately $1.66 trillion aggregate transaction value and a 55% loan-to-value average ratio across the United States for residential homes in 2020, as well as a 30-year fixed-rate mortgage rate of 3% according to the MBA Mortgage Origination Report yields an approximately $27.4 billion market.

We believe that the RealSmart platform coupled with our low cost, agent-centric approach will continue to fundamentally change the way real estate organizations function, which positions us to capture a larger percentage of our total addressable market.

Our Segments

Real Estate Brokerage

Our corporate brokerage division operates across the country, providing residential real estate services to consumers through our HomeSmart agents. Each brokerage operates on the RealSmart platform. We centralize many of our operational practices serving our agents through our headquarters. We guide our agents as they assist consumers through real estate transactions.

We provide our agents with educational opportunities in the required continuing education topics, business building, marketing, and more. We have physical offices available for our agents to conduct real estate business and provide them with necessary tools and resources. Private offices are also available to rent in each of our corporate locations.

Franchise

Our franchising division provides on-boarding, training, and continual support to each of our franchise partners. Franchisees attend our training program in addition to one-on-one onboarding as they begin to operate within the HomeSmart model. Every franchisee operates on the RealSmart platform to manage their brokerage operation. Franchisees can elect to contract with our corporate office to serve their agents across the country through our Centralized Services offering. Serving agents from the corporate office fosters consistency of service across the brand.

Marketing, service, sales, and educational opportunities and support are available to our franchisees through our platform. Franchise mastermind conferences are held to support the development of each location further.

Affiliated Business Services

We also offer several ancillary services that are emerging business lines for us, which include: Equitable Title Agency, Equitable Escrow, and FINCo dba Minute Mortgage.

We apply the same centralized, service-focused approach for title and escrow as we do for residential real estate. We centralize the operational aspects of the business and minimize the physical footprint of the operation. Equitable Escrow provides title and escrow services to consumers as a part of the settlement process during a real estate transaction.

For mortgage, we aim to streamline the loan process and add transparency to the process for the consumer. We are taking the same centralized approach to the operation, giving the additional consumer support throughout the process. We originate mortgages and sell those mortgages to the secondary market within thirty days.

Our platform

Our platform aims to streamline and automate the entire process of selling and buying a home and permeates across our three business segments. The RealSmart suite provides brokers, franchisees, agents and consumers with an end-to-end solution that creates transparency throughout the transaction. We have designed our platform to simplify a sophisticated process through an intuitive user interface that gives access to relevant information in real time. We developed an omni-channel approach, enabling access through websites or mobile apps to drive efficiency and adoption.

Our RealSmart solutions for franchisor, franchisees and brokers

Franchise Manager and RealSmart Broker offer solutions for our franchisors, franchisees and brokers.

Franchise Manager provides key business and operating metrics and has reporting features that aggregate up to the franchisor.

RealSmart Broker enables brokers to manage documents and files throughout the transaction through one portal, collaborate seamlessly with agents on workstreams and approvals, automate notifications and real-time updates, and complete business intelligence on agent activity.

Our RealSmart solution for agents

RealSmart Agent provides an all-in-one solution empowering our agents to maximize productivity and streamline business tasks through both online access and our app, RealSmart Agent Mobile.

Our RealSmart solution for consumers

RealSmart Client provides omni-channel solutions for consumer access to property and agent searches, property tour management, document storage, and HomeSmart Holdings owned and/or vetted mortgage and title companies. RealSmart Client was launched in 2021, with the goal of keeping the agent at the center of the transaction by connecting the consumer and the agent for life while providing full visibility and transparency for everyone involved in the transaction.

Our markets

We have an extensive footprint across the United States covering                 states and                offices. We have expanded rapidly from our headquarters in Scottsdale, Arizona, and have focused initially on large metropolitan markets with high agent counts and transaction sides. A side is a party to a real estate transaction, with most transactions including a buyer and a seller, or two sides. We serve additional branch offices in the outlying areas surrounding our main office locations. We seek to expand in markets where there is a high concentration of real estate professionals who we believe are frustrated with broker-centric brokerages.

We have a demonstrated track record of successful integrations of brokerages and franchises that has fueled our market expansion and presence in key markets. Our market expansion strategy is predicated on profitability, margin, local market dynamics and long-term growth viability.

Who we serve

We offer a high-service, high-value technology-enabled residential real estate platform that allows agents to drive their businesses autonomously and remotely. Our comprehensive, end-to-end technology platform fuels an ecosystem that delivers consistency and value for all the stakeholders we serve: brokerages, franchisees, agents and consumers. As of                we had                corporate-owned brokerages and                non-corporate brokerages, for a total of                franchises and                agents.

Our value proposition to brokers, franchisees, and agents

100% commission based.    Our primary model minimizes expenses for the agent through our 100% commission, flat transaction fee model. We believe this option provides agents with a greater share of the commission than traditional real estate brokerages, giving them the flexibility to invest back into their own business in the areas they determine most important.

Fully integrated, best-in-class technology.    We built our platform in-house to support our agents so they can focus on what matters—prospecting and serving their client. We provide one end-to-end system for brokers, enabling agents to access and use our systems at no additional cost.

Optionality and flexibility.    We provide our agents flexibility in how they manage and build their own business. Our variety of fee options allows agents to choose the best fee plan and business structure for each phase of their career. In August 2021, we introduced HomeSmart+, which provides agents the ability to participate in a transaction-based revenue share model by referring other real estate professionals to HomeSmart.

Business Support.    We provide agents with office access, support, training, marketing resources, paperless transaction management and free tools. We strive to help alleviate an agent’s task of building their business, while allowing autonomy in their market by giving them the opportunity to hand select their preferred partners, arrange events specific to their brokerage and choose how they support their brand and community.

Our value proposition to consumers

Seamless transaction process with deep agent engagement.    Consumers also benefit from our platform because agents can devote more time and resources to the consumer.

Expansive database of attractive options.    Our platform offers real-time access to an expansive database of residential real estate and provides insights into local market dynamics and trends.

Safe and reliable platform with best-in-class support.    Consumers can set up secure, online profiles to control the use and disclosure of personal information. Additionally, we have a customer support line to help ensure that users receive the information they need and the best possible user experience.

End-to-end solutions supported by a strong partner ecosystem.    We encourage consumers to utilize our strong network of SmartPartners to assist with other aspects of the home buying process, such as title, mortgage, and other specialties.

A smarter way to do business

Agent-centric approach.    Our focus on providing agents with the tools they need to be successful allows our agents to have more control of their business and make the appropriate financial decisions needed to maximize their business opportunities. Our platform is designed to help agents move seamlessly from listing to closing, allowing them to close a high number of transactions. We keep costs low for our agents, while offering the benefits of our automated platform and a high level of agent support. This is our secret sauce for success.

Profit focused, fiscally responsible business operations.    Automation, scalability and our proprietary platform have allowed us to grow our business, while achieving and maintaining profitability for well over a decade. HomeSmart was founded on the principle of providing high value service at a low cost to agents, but we also focus on keeping our own costs down so that we can continue to operate in a sustainable manner.

Success in any market condition.    We have historically grown during industry downturns, such as The Great Recession of 2007 to 2009, which caused a real estate decline from 2007 to 2012. In addition, our HomeSmart model has grown in both new markets where we have not had a presence, as well as more mature markets where we have been in existence for many years. As we enter a new market, we have historically experienced rapid and accelerating growth in our real estate broker and agent base.

Differentiated true end-to-end platform.    Our RealSmart Technology Suite is our proprietary platform that works across all stages of the real estate transaction lifecycle. This single platform enables consumers, agents, brokers and franchisees to manage transactions seamlessly and drive the growth of their businesses.

Powerful data insights and analytics.    Our platform imports data from third-party resources such as local Multiple Listing Services (“MLS”) and data aggregators and empowers agents and consumers with the tools to obtain accurate insights that inform their decision making on a real-time basis.

Scale and strong network effects.    We have grown to over                agents across the United States, with over                agents connected to our corporate owned brokerages, enabling us to be one of the top five residential real estate brokerages in the industry based on number of transaction sides by RISMedia, and expanding our brand awareness. We believe our approach to multiple commission plans offers optionality not provided by any other brand, increasing our ability to address the migration from large split brokerage models. Our scale and network allows us to increase transactions across the real estate ecosystem, gain market share in our current markets and expand into new markets.

Disciplined approach to M&A.    We have a strong track record of acquisitions and have integrated multiple brokerages and franchisees into our business. We have historically expanded our franchise model on a selective basis, to provide further scale in regions of strength, or enter new markets rapidly.

Our growth opportunities

We intend to grow our business through the following key areas:

Acceleration in agent count and transactions.    We believe we have the business model for the future and are well positioned to be one of the most attractive real estate brokerages for agents to affiliate and transact with on a go forward basis. Our strategy is to drive continued growth in the markets where we have an established presence, as well as entering into new states and major metropolitan areas.

Evolution of agent commission options.    A core differentiator of HomeSmart is our ability to quickly adapt our brokerage offerings based on agent and market needs. In August 2021, we launched HomeSmart+, which provides opportunities for agents to earn commission income beyond their own transactions through our exclusive revenue-sharing plan. Because HomeSmart+ more heavily incentivizes agents to attract other producing agents to HomeSmart, we believe this will help to drive an increase in agent count, transaction count, and revenue.

Continued technology development to drive productivity increases.    Given the continued downward pressure on commissions, real estate brokerages and agents will need to be able to close more transactions at a higher velocity to succeed in this business. Our proprietary technology is focused on automation, which allows our brokerage and our agents to reduce the amount of time spent to close transactions. By staying intimately involved in the transaction process, we believe we can continue to develop technology to manage the customer relationship and drive transaction velocity.

Expansion into market adjacencies.    We plan to increase our monetization efforts as we scale and enter into new market adjacencies, including concierge services and mortgage and title expansion.

Pursuit of additional strategic M&A.    We will continue to selectively pursue acquisitions that contribute to the growth of our business, enable us to expand into adjacent markets or add new capabilities to our platform.

Risk factors summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include the following:

•

Our recent revenue growth rates may not be indicative of our future growth, and our ability to grow our revenue is significantly dependent upon our and our franchisees’ ability to attract and retain independent sales agents and on our ability to attract and retain franchisees.

•	Competition in each of our products and services is intense, and, if we cannot compete effectively, our business will be harmed.

•	Our efforts to expand our business and offer additional adjacent services may not be successful.

•

Listing aggregator concentration and market power creates, and is expected to continue to create, disruption in the residential real estate brokerage industry, which may have an adverse effect on our business, financial condition and results of operations.

•	As our markets mature, we may be unable to maintain our agent growth rate, which could adversely affect our revenue and margin growth in our mature markets.

•	The health of the U.S. residential real estate industry and macroeconomic factors may significantly impact our business.

•

We experience variability in our financial results and operating metrics on a quarterly and annual basis and, as a result, our historical performance may not be a meaningful indicator of future performance.

•

If we fail to grow in the various local markets that we serve or are unsuccessful in identifying and pursuing new opportunities to expand our service offerings into new markets, our long-term prospects and profitability will be harmed.

•

A lack of financing for homebuyers in the U.S. residential real estate market at favorable rates and on favorable terms could have an adverse effect on our financial performance and results of operations.

•	We may be unable to effectively manage rapid growth in our business.

•

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

•	Insiders will exercise significant control over our company and all corporate matters.

Channels for disclosure of information

Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission (the “SEC”) the investor relations page on our website, press releases, public conference calls, and webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate information

We were incorporated under the laws of the state of Delaware in October 2020. Our principal executive offices are located at 8388 East Hartford Drive, Suite 100, Scottsdale, Arizona 85255, and our telephone number is (602) 230-7600. Our website address is www.homesmart.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

“HomeSmart,” our logo and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of HomeSmart Holdings, Inc. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Corporate reorganization and basis of presentation

In the second quarter of 2021, we participated in certain transactions, which collectively had the net effect of reorganizing our corporate structure so that the top-tier entity in our corporate structure, HomeSmart Holdings, Inc., obtained 100% of the equity interests in our subsidiaries (the “Company Subsidiaries”) and affiliates that were under common control by Matthew Widdows, our Chief Executive Officer, and his affiliated entities. Before and after the Corporate Reorganization, Mr. Widdows had 100% ownership in HomeSmart Holdings, Inc. and the Company Subsidiaries. In this prospectus, we refer to these transactions as the “Corporate Reorganization.” The Corporate Reorganization was accounted for as a combination of entities under common control at their historical cost. Our combined financial information in this prospectus is presented as if the Corporate Reorganization occurred at the beginning of the earliest date presented, and all prior periods have been retrospectively adjusted, except for historical business combinations which are included in the combined financial statements from the date of the relevant business combination.

Mr. Widdows formed HomeSmart Holdings, Inc. to serve as a holding company for various Company Subsidiaries. In the reorganization process, Mr. Widdows contributed a $2.0 million promissory note to HomeSmart Holdings, Inc. in exchange for 337,743 voting common shares in HomeSmart Holdings, Inc. The note was subsequently paid in full by Mr. Widdows in April 2021. The purpose of the contribution was to provide sufficient capital to effectuate the restructuring and for future acquisitions. In addition, FINCo Mortgage, LLC (“FINCo Mortgage”) issued a $3.0 million note payable to Inverness, Inc., an investment holding company wholly-owned by Mr. Widdows (“Inverness”). There was excess cash in FINCo Mortgage at the time of the restructuring. The purpose of the note was to allocate that cash to Inverness while FINCo Mortgage was still a disregarded subsidiary of Inverness; such cash could then be distributed by Inverness to Mr. Widdows at a later date. Finally, HomeSmart, LLC distributed a note payable of $7.0 million to the Matt D Widdows Trust UTA, of which $2.0 million and $1.0 million was paid to Mr. Widdows in April and May 2021, respectively. See the section titled “Certain Relationships and Related Party Transactions,” for further description of these transactions. Other than as described herein, there were no other material elements of the Corporate Reorganization.

Our corporate structure immediately prior to the Corporate Reorganization is set forth below.

Our corporate structure immediately following the Corporate Reorganization is set forth below.

*	Includes HomeSmart, LLC.

JOBS Act

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We may take advantage of these exemptions for so long as we are an emerging growth company, which could be as long as five years following the completion of this offering. Our status as an “emerging growth company” will end on the last day of the fiscal year in which we have $1.07 billion or more in annual revenue. However, if we achieve the $1.07 billion revenue threshold prior to the completion of this offering, we will continue to be treated as an “emerging growth company” for certain purposes until the earlier of the date on which we complete this offering or the end of the one-year period beginning on the date we ceased to be an “emerging growth company.”

See the section titled “Risk Factors—Risks Related to Our Business—We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our common stock less attractive to investors.”

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full)

Option to purchase additional shares of common stock from us	shares

Use of proceeds	We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $ (or approximately $ if the underwriters’ option to purchase additional shares of our common stock is exercised in full), based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. See the section titled “Use of Proceeds” for additional information.

Controlled company	Upon the completion of this offering, Matthew Widdows, our founder and Chief Executive Officer, and his affiliates will control approximately % of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under corporate governance standards. Under these standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards. See the section titled “Management—Controlled Company.”

Proposed Nasdaq Global Select Market trading symbol	“HS”

The number of shares of our common stock that will be outstanding after this offering is based on             shares of our common stock outstanding as of            , and excludes the following:

•	shares of common stock subject to restricted stock units (“RSUs”) granted after ;

•

                shares of common stock subject to a stock appreciation rights (“SARs”) at a weighted average exercise price of $                per share, which right we can elect to satisfy through the issuance of shares or by the payment of a cash settlement equal to the difference between the fair market value of our common stock on the date of exercise and the exercise price, and which our board of directors currently intends to satisfy through the issuance of shares;

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our common stock to be reserved for future issuance under our 2021 Long-Term Incentive Plan (the “2021 Plan”), which will become effective prior to the completion of this offering;

•

                 shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan”), which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2021 Plan upon its effectiveness, at which time we will cease granting awards under our 2021 Equity Incentive Plan; and

•	shares of our common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan (the “ESPP”), which will become effective prior to the completion of this offering.

Our 2021 Plan and ESPP provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2021 Plan also provides for increases to the number of shares that may be granted thereunder based on shares under our 2021 Equity Incentive Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus:

•	Assumes the Corporate Reorganization as if it had occurred as of the earliest date presented in this prospectus;

•

Assumes the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws, will each occur immediately prior to the completion of this offering;

•	Assumes no exercise of outstanding SARs subsequent to ; and

•	Assumes no exercise by the underwriters of their option to purchase up to an additional shares of our common stock from us.

Summary Combined Financial and Other Data

The following tables summarize our combined financial and other data. We have derived the summary combined statement of operations data for the years ended December 31, 2019 and 2020 and combined balance sheet data as of December 31, 2020 from our audited combined financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary combined financial and other data should be read in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Information” and our combined financial statements and related notes included elsewhere in this prospectus.

Combined statements of operations data

	Year ended December 31,
	2019	2020
	In thousands, except share and per share data

Revenue
Real estate brokerage	$315,947	$380,890
Franchise	4,577	5,635
Affiliated business services	4,081	5,981

Total revenue	324,605	392,506

Operating expenses
Commission and other agent-related costs	298,897	362,059
General and administrative	14,783	16,576
Sales, marketing, and advertising	3,780	3,975
Depreciation and amortization	665	911

Total operating expenses	318,125	383,521

Income from operations	6,480	8,985
Interest expense	220	182
Other income (loss), net	(73)	557

Income before income taxes	6,187	9,360
Income tax expense	191	155

Net income	$5,996	$9,205

Net income per share, basic and diluted	$5,996	$9,205

Weighted average common shares outstanding, basic and diluted	1,000	1,000
Pro forma net income per share, basic and diluted(1)
Pro forma weighted average common shares outstanding, basic and diluted(1)

(1)	See our Combined Financial Statements and the related notes included elsewhere in this prospectus for an explanation of the method used to compute the historical net loss per share and pro forma net loss per share and the number of shares used in the computation of the per share amounts for the years ended December 31, 2019 and 2020.

Combined balance sheet data

	As of December 31, 2020
	Actual	Pro Forma(2)
	In thousands
Cash and cash equivalents	$10,690	$
Working capital(1)	8,188
Total assets	24,885
Total liabilities	9,694
Total stockholder’s equity	15,191

(1)	Working capital is defined as current assets less current liabilities.

(2)	The pro forma combined balance sheet gives effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering and (ii) the sale and issuance by us of shares of our common stock in this offering, based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Key business and Non-GAAP metrics

In addition to the measures presented in our consolidated financial statements, we use the following key business and financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions:

	Year ended December 31,		Change 2019 vs. 2020
	2019	2020	# or $	%

Key Metrics
Real Estate Brokerage
Agents	10,495	11,084	589	6%
Closed transaction sides	37,029	40,919	3,890	11%
Volume (in billions)	$12.94	$15.85	$2.91	23%
Franchises(1)
Agents	7,346	8,761	1,415	19%
Closed transaction sides	30,264	38,304	8,040	27%
Volume (in billions)	$10.70	$14.30	$3.60	34%

Financial Measures
Revenues (in thousands)	$324,605	$392,506	$67,901	21%
Gross profit (in thousands)(2)	$25,708	$30,447	$4,739	18%
Gross profit %	7.9%	7.8%	-0.2%	-2%
EBITDA (in thousands)	$7,072	$10,453	$3,381	48%
EBITDA margin %	2.2%	2.7%	0.5%	22%

(1)	Includes all franchises except those included in the Real Estate Brokerage group above

(2)	This is defined as total revenues less commissions and other agent related costs as derived from the Statement of Operations

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Measures” for a description of Real Estate Agents, Closed Transactions, Transaction Volume, Gross profit, EBITDA and EBITDA margin, as well as a reconciliation of EBITDA and EBITDA margin to the most directly comparable financial measures calculated in accordance with GAAP.

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Combined Financial Information” and our combined financial statements and related notes, before making a decision to invest in our common stock. Our business, financial condition, results of operations, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to our Business and Industry

Our recent revenue growth rates may not be indicative of our future growth, and our ability to grow our revenue is significantly dependent upon our and our franchisees’ ability to attract and retain independent sales agents and on our ability to attract and retain franchisees.

Our revenue grew from $325 million in 2019 to $393 million in 2020, which represented a growth rate of 21%. In the future, our revenue may not grow as rapidly as it has over the past several years. We believe that our future revenue growth will depend, among other factors, on our ability to expand our network of independent sales agents for our company-owned brokerages, attract and retain franchisees, improve and develop our platform, pursue opportunistic mergers and acquisitions and expand our services in adjacent markets, such as mortgage, and title.

The core of our integrated business strategy is aimed at significantly growing the base of productive independent sales agents at our company-owned and franchised brokerages and providing them with compelling data and technology products and services to make them more productive and their businesses more profitable. In addition, in order to grow revenue, we need to enter into franchise agreements with new franchisees and renew existing franchise agreements without reducing contractual royalty rates or increasing the amount and prevalence of sales incentives.

We have experienced growth in our real estate broker and agent base, and a failure to maintain that growth could harm our revenue growth. During the year ended December 31, 2020, our net agent and broker base grew by about 11%, from 17,841 agents and brokers at December 31, 2019 to 19,845 agents and brokers at December 31, 2020. Because we derive revenue from real estate transactions in which our brokers and agents receive commissions, increases in our agent and broker base correlate to increases in revenues. The rate of growth of our agent and broker base cannot be predicted and is subject to many factors outside of our control, including actions taken by our competitors and macroeconomic factors affecting the real estate industry generally. If we are unable to successfully grow the base of productive independent sales agents at our company-owned and franchised brokerages (or if we or they fail to replace departing successful sales agents with similarly productive sales agents) or grow our base of franchisees, we may be unable to maintain or grow revenues or earnings and our results of operations may be adversely affected.

We have experienced growth in part through our acquisition of transaction fee-based brokerages and a failure to maintain that type of growth could harm our revenue. In recent periods, we acquired large brokerages which accelerated agent count and transaction count growth. However, the availability of transaction fee-based brokerages with significant market share is limited. If we cannot find additional brokerages to acquire that we believe will fit with our business model, our ability to grow agent count through acquisitions in the long-term may be limited, which could adversely affect our revenue.

Our technology platform is designed to enhance our value proposition to independent sales agents and franchisees. Agents and franchisees may not find our technology platform compelling and, if we fail to successfully enhance our value proposition through further development of our technology platform, we may fail to attract new or retain independent sales agents or franchisees, resulting in a reduction in commission income and royalty fees paid to us, which would have an adverse effect on our results of operations. In addition, the continued execution of our strategy may also take longer or cost more than we currently anticipate and, even if we are successful in our recruitment and retention efforts, any additional revenue generated may not offset the related expenses we incur.

We may not be successful in our efforts to do any of the foregoing, and any failure to be successful in these matters could adversely affect our revenue growth.

Competition in each of our products and services is intense, and, if we cannot compete effectively, our business will be harmed.

We face intense competition nationally and in each of the markets we serve for each of our products and services (residential brokerage, mortgage, and title and escrow) and if we cannot compete effectively, our business will be harmed. We believe that our ability to compete depends upon many factors, including the following:

•	Our ability to attract and retain agents;

•	The timing and market acceptance of our products and services;

•	The attractiveness of our technology platform;

•	Transaction fees and commissions;

•	Our adjacent services; and

•	Our brand strength.

Many of our competitors, including Realogy, eXp Realty, Compass, and Redfin, may have substantial competitive advantages across our products and services, such as longer operating histories, stronger brand recognition, greater financial resources, more management, sales, marketing and other resources, superior local referral networks, perceived local knowledge and expertise, and extensive relationships with participants in the residential real estate industry, including third-party data providers such as multiple listing services (“MLSs”). Consequently, these competitors may have an advantage in recruiting and retaining agents and franchisees, attracting consumers, and growing their businesses. They may also be able to provide consumers with adjacent offerings that are different from or superior to those we provide. The success of our competitors could result in our loss of market share and harm our business.

Each of our products and services also faces competition from potential new entrants, particularly those driven by technology. These potential competitors may have substantial financial support that allows them to offer services superior to ours or at lower costs. The introduction of additional competitors may also adversely impact our market share and harm our business. For example, if large technology companies such as Amazon or Google were to utilize their resources to enter the real estate industry through programs such as iBuying, through which companies buy and sell real estate properties directly through technology and without the use of real estate agents, their access to financial support and brand recognition may provide them with substantial competitive advantages. Major and new entrants such as Zillow, OpenDoor and OfferPad heighten the risk created by the iBuying movement.

Any of the above situations could have a negative effect on our business, financial condition and results of operations.

Our efforts to expand our business and offer additional adjacent services may not be successful.

In the past, we have expanded our business to offer additional products and services on our platform to agents and consumers. For example, we currently offer mortgage, title, escrow and other ancillary services, and we have invested significant resources in these and other new product and services offerings we expect to launch in the future. However, if we are unable to expand our footprint in market adjacencies in a timely manner, or at all, or if these services are not utilized by our agents at the rate we expect, or at all, our business, financial condition, and results of operations may be adversely affected.

Listing aggregator concentration and market power creates, and is expected to continue to create, disruption in the residential real estate brokerage industry, which may have an adverse effect on our business, financial condition and results of operations.

The concentration and market power of the top listing aggregators allow them to monetize their platforms by a variety of actions, including expanding into the brokerage business, charging significant referral fees, charging listing and display fees, diluting the relationship between agents and brokers (and between agents and the consumer), tying referrals to use of their products, consolidating and leveraging data, and engaging in preferential or exclusionary practices to favor or disfavor other industry participants. These actions divert and reduce the earnings of other industry participants, including our company-owned and franchised brokerages.

One dominant listing aggregator has introduced an iBuying offering to consumers and recently launched a brokerage with employee sales agents in several locations to support this offering and has joined many local MLSs as a participating broker to gain electronic access directly to real estate listings rather than relying on disparate electronic feeds from other brokers participating in the MLSs or MLS syndication feeds. If this listing aggregator or another aggregator is successful in gaining market share with such offering, it could control significant industry inventory and an increasing portion of agent referrals, including the ability to direct referrals to agents and brokers that share revenue with them. In addition, this listing aggregator has purchased several software companies whose products were already in use by many real estate agents and MLS’s, and associations, and may attempt to use its growing access to key data spanning the home buying experience to displace or pre-empt its competitors before they can reach customers.

Aggregators could intensify their current business tactics or introduce new programs that could be disadvantageous to our business and other brokerage participants in the industry, including:

•	Broadening their programs that charge brokerages and their affiliated sales agents fees including, referral, listing, display, advertising and related fees;

•	Pursuing mergers or other combinations with competitor brokerages;

•	Pursuing acquisitions, mergers or other combinations with independent software and technology companies, providing access to more aggregated data and consumer information;

•	Setting up competing brokerages;

•	Increasing the fees associated with such programs;

•	Introducing new fees for new or existing services;

•	Not including our or our franchisees’ listings on their websites;

•	Reducing listing fees they pay to industry participants;

•	Controlling significant inventory and agent referrals;

•	Utilizing its aggregated data for competitive advantage;

•	Disintermediating our relationship with affiliated franchisees and independent sales agents; and/or

•	Disintermediating the relationship between the independent sales agent and the buyers and sellers of homes.

Such tactics could further increase pressures on the profitability of our company-owned and franchised brokerages and affiliated independent sales agents, reduce our franchisor service revenue and dilute our relationships with our franchisees and our and our franchisees’ relationships with affiliated independent sales agents and buyers and sellers of homes.

As our markets mature, we may be unable to maintain our agent growth rate, which could adversely affect our revenue and margin growth in our mature markets.

When we enter a new market, we generally have experienced rapid and accelerating growth in our real estate broker and agent base. Because we derive revenue from gross commissions, franchise royalties, mortgage banking and title insurance fees from our agents, brokers and consumers, increases in our agent and broker base correlate to increases in revenues, and the rate of growth of our revenue correlates to the rate of growth of our agent and broker base. Our agent growth rate was 11% in 2020. The rate of growth of our agent and broker base cannot be predicted and is subject to many factors outside of our control, including actions taken by our competitors and macroeconomic factors affecting the real estate industry generally. We generally experience a faster growth rate of our agents and brokers in our newer markets, and as the market matures the growth rate slows. In addition, our franchisees and our corporate-owned brokerages may experience different growth rates in the same market, and specifically, our franchises may experience a slower rate of growth compared to our corporate-owned brokerages, as we work to onboard our franchisees and provide them with the tools and training that are already integrated into our corporate-owned brokerages. We cannot assure that we will be able to maintain our recent agent growth rate or that our agent and broker base will continue to expand in future periods. A slowdown or decline in our agent growth rate would harm our revenue growth and could adversely affect our results of operations.

The health of the U.S. residential real estate industry and macroeconomic factors may significantly impact our business.

Our success depends largely on the health of the U.S. residential real estate industry. This industry, in turn, is affected by changes in general economic conditions, which are beyond our control. Any of the following factors, individually, or in combination with other factors could adversely affect the industry and negatively impact our business, results of operations and financial condition:

•	Seasonal or cyclical downturns in the U.S. residential real estate industry;

•	Periods of slow economic growth or recessionary conditions;

•	Increased unemployment rates or stagnant or declining wages;

•	Inflationary conditions;

•	Low consumer confidence in the economy or the U.S. residential real estate industry;

•	Adverse changes in local or regional economic conditions in the markets that we serve and markets into which we are attempting to expand;

•	Increased mortgage rates, reduced availability of mortgage financing, or increased down payment requirements;

•

Low home inventory levels, which may result from unforeseen adverse events such as a pandemic or other public crisis that restricts people’s movement, zoning regulations and higher construction cost, among other factors;

•	Lack of affordably priced homes, which may result from home prices growing faster than wages;

•	Volatility and general declines in the stock market or lower yields on individuals’ investment portfolios;

•	Rising insurance costs that increase the expenses associated with home ownership;

•

Newly enacted and potential federal, state, and local legislative actions that would affect the residential real estate industry generally, including (i) actions that would increase the tax liability arising from buying, selling or owning real estate, (ii) actions that would change the way real estate brokerage commissions are negotiated, calculated, or paid, (iii) potential reform relating to Fannie Mae, Freddie Mac, and other government sponsored entities (“GSE”) that provide liquidity to the mortgage market; and (iv) actions or potential reform that brings relaxed lending policies, regulation and oversight that results in predatory lending, risky loans and products, fraud and complex products that could weaken the financial system when economic conditions change and hinder homebuyers’ ability to finance and purchase homes;

•

Changes that cause U.S. real estate to be more expensive for foreign purchases, such as (i) increases in the exchange rate for the U.S. dollar compared to foreign currencies and (ii) foreign regulatory changes or capital controls that make it more difficult for foreign purchasers to withdraw capital from their home countries or purchase and hold U.S. real estate;

•	Decreasing home ownership rates, declining demand for real estate, changed generational views on homeownership and generally decreased financial resources available for purchasing homes;

•	War, terrorism, political uncertainty, natural disasters, national or global health crises, inclement weather, and acts of God;

•	Increased number of home purchases by investors, reducing the ability of the average home buyer to purchase a home; and

•	Real estate professionals being able to maintain independent contractor employment status.

The above factors are things we cannot control as we operate in the real estate industry. Changes in any of the factors could adversely affect the real estate industry, and, as a result, negatively impact our business, financial condition and results of operations.

We experience variability in our financial results and operating metrics on a quarterly and annual basis and, as a result, our historical performance may not be a meaningful indicator of future performance.

We historically have experienced, and expect to continue to experience, variability, on both a quarterly and annual basis, in our financial results and operating metrics for a variety of reasons, many of which are outside of our control and difficult to predict. As a result of such variability, our historical performance, including from recent quarters or years, may not be a meaningful indicator of future performance and period-to-period comparisons also may not be meaningful. Numerous factors can influence our results of operations, including:

•	Our ability to attract and retain agents and franchisees;

•	Our ability to develop adjacent services on our platform;

•	Changes in interest rates or mortgage underwriting standards;

•	The actions of our competitors;

•	Costs and expenses related to the strategic acquisitions and partnerships;

•	Increases in and timing of operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	Changes in the legislative or regulatory environment, including with respect to real estate commission rates and disclosures;

•	System failures or outages, or actual or perceived breaches of security or privacy, and the costs associated with preventing, responding to, or remediating any such outages or breaches;

•	Adverse judgments, settlements, or other litigation-related costs and the fees associated with investigating and defending claims;

•

The overall tax rate for our business and the impact of any changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;

•	The application of new or changing financial accounting standards or practices; and

•	Changes in regional or national business or macroeconomic conditions, including as a result of the COVID-19 pandemic, which may impact the other factors described above.

If we fail to grow in the various local markets that we serve or are unsuccessful in identifying and pursuing new opportunities to expand our service offerings into new markets, our long-term prospects and profitability will be harmed.

If we fail to grow in the various local markets that we serve, our business may be harmed. To capture and retain market share in the various local markets that we serve, we must compete successfully against other brokerages for agents and brokers and for the consumer relationships that they bring. Our competitors could lower the fees that they charge to agents and brokers or could raise the compensation structure for those agents. In addition, our model of charging a fixed transaction fee may have a negative perception in certain markets. Our competitors may have access to greater financial resources than us, allowing them to undertake expensive local advertising or marketing efforts. In addition, our competitors may be able to leverage local relationships, referral sources, and strong local brand and name recognition that we have not established. Our competitors could, as a result, have greater leverage in attracting new and established agents in the market and in generating business among local consumers. Our ability to grow in the local markets that we serve will depend on our ability to compete with these local brokerages.

Additionally, our decision to expand our service offerings into new markets may consume significant financial and other resources and may not achieve the desired results. We regularly evaluate expanding our brokerage and non-brokerage services into new markets. For example, we may expand our title and mortgage services to other jurisdictions. Any expansion may require significant expenses and the time of our key personnel, particularly at the outset of the expansion process. Expansion may also subject us to new regulatory environments, which could increase our costs as we evaluate compliance with the new regulatory regime. Notwithstanding the expenses and time devoted to expansion into a new market, we may fail to achieve the financial and market share goals associated with the expansion.

If we fail to continue to grow in the local markets we serve or if we fail to successfully identify and pursue new opportunities to expand our service offerings into new markets, our long-term prospects, financial condition and results of operations may be harmed.

A lack of financing for homebuyers in the U.S. residential real estate market at favorable rates and on favorable terms harm our financial performance and results of operations.

Our business is significantly impacted by the availability of financing at favorable rates or on favorable terms for homebuyers, which may be affected by government regulations and policies.

The Dodd-Frank Act, which was passed to more closely regulate the financial services industry, created the Consumer Financial Protection Bureau (“CFPB”), an independent federal bureau, which was designed to enforce consumer protection laws, including various laws regulating mortgage finance. The Dodd-Frank Act also established new standards and practices for mortgage lending, including a requirement to determine a prospective borrower’s ability to repay a loan, removing perceived incentives to originate higher cost mortgages, requiring additional disclosures to potential borrowers and restricting the fees that mortgage originators may collect. Rules implementing many of these changes protect creditors from certain liabilities for loans that meet the requirements for “qualified mortgages.” The rules placed several restrictions on qualified mortgages, including caps on certain closing costs as well as limits on debt to income ratios for qualified mortgages.

Certain potential regulatory changes such as the termination by the CFPB of a regulatory exemption known as the “QM patch” for loans backed by Fannie Mae or Freddie Mac, the requirement to implement a new uniform residential loan application which may increase Equal Credit Opportunity Act and other operational risks, and more activist supervision and regulation of housing finance at the state level may adversely impact the housing industry, including homebuyers’ ability to finance and purchase homes.

The monetary policy of the U.S. government, and particularly the Federal Reserve Board, which regulates the supply of money and credit in the U.S., significantly affects the availability of financing at favorable rates and on favorable terms, which in turn affects the domestic real estate market. While currently interest rates are low, changes in the Federal Reserve Board’s policies are beyond our control, are difficult to predict, and could restrict the availability of financing on reasonable terms at favorable interest rates for homebuyers, which could have an adverse effect on our business, results of operations and financial condition.

In addition, a reduction in government support for home financing, including the possible winding down or privatization of GSEs could further reduce the availability of financing for homebuyers in the U.S. residential real estate market. No consensus has emerged in Congress concerning potential reforms relating to Fannie Mae and Freddie Mac and a potential transition to alternative structures for the secondary market, so we cannot predict either the short or long term-effects of such regulation and its impact on homebuyers’ ability to finance and purchase homes.

Furthermore, many lenders have tightened their underwriting standards since the real estate downturn that began in 2008, and many subprime and other alternative mortgage products are no longer as common in the marketplace. While some loosening of credit standards and a resurgence of alternative mortgage products, including non-qualified mortgages has occurred, if these mortgage loans continue to be somewhat more difficult to obtain, including in the jumbo mortgage markets, the ability and willingness of prospective buyers to finance home purchases or to sell their existing homes could be adversely affected, which would adversely affect our operating results. In addition, many lenders have further tightened their underwriting standards during the COVID-19 pandemic, and it is unclear whether such tightened standards will be relaxed again in the future.

We cannot predict whether or not such legislation, regulation and policies may increase down payment requirements, increase mortgage costs, or result in increased costs and potential litigation for housing market participants, any of which could harm our business, financial condition and results of operations.

We may be unable to effectively manage rapid growth in our business.

We may not be able to scale our business quickly enough to meet the growing needs of our affiliated agents, brokers and franchisees, and, if we are not able to grow efficiently, our operating results could be harmed. As we add new agents, brokers and franchisees, we will need to devote additional financial and human resources to improving our internal systems, integrating with third-party systems, and maintaining infrastructure performance. In addition, we will need to appropriately scale our internal business systems and our services organization, including support of our affiliated agents, brokers and franchisees as our demographics expand over time. Any failure of or delay in these efforts could cause impaired system performance and reduced real estate professional satisfaction. These issues could reduce the attractiveness of our Company to existing agents, brokers and franchisees who might leave the Company as well as resulting in decreased attraction of new agents, brokers and franchisees. Even if we are able to upgrade our systems and expand our staff, such expansion may be expensive, complex, and place increasing demands on our management. We could also face inefficiencies or operational failures as a result of our efforts to scale our infrastructure and we may not be successful in maintaining adequate financial and operating systems and controls as we expand. Moreover, there are inherent risks associated with upgrading, improving and expanding our information technology systems. We cannot be sure that the expansion and improvements to our infrastructure and systems will be fully or effectively implemented on a timely basis, if at all. These efforts may reduce our revenue and margins and adversely impact our results of operations.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (“SOX”) and the rules and regulations of the applicable listing standards. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources.

SOX requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs, and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Global Select Market (“Nasdaq”). We are not currently required to comply with the SEC rules that implement Section 404 of SOX and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting.

While preparing the consolidated financial statements that are included in this prospectus, our management has determined that we have material weaknesses in our internal control over financial reporting. The identified material weaknesses were associated with the following areas:

•	Insufficient and appropriate controls were not established associated with the recording of journal entries;

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Ineffective controls established to ensure proper reconciliations between our transaction management platform and our general ledger which affected the completeness and accuracy of our revenue recognition and commission and other agent related costs; and

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Inadequate establishment of a compliant SOX control environment including items such as instituting formal and written accounting policies consistent with GAAP, having documented internal controls which are also associated with control owners, and having a sufficient number of employees with experience establishing and maintaining an effective internal control over financial reporting environment.

We are establishing plans and working to remediate the material weaknesses identified above based on the following:

•	Contract with SOX consultants as well as establish an internal audit team;

•	Perform an enterprise-wide SOX environment scoping analysis as well as develop an implementation plan;

•	Hire additional personnel within the financial reporting team who have prior experience establishing, maintaining, and working within SOX environments;

•	Create policies and procedures regarding the creation and oversight of journal entries as well as implement systematic restrictions following appropriate segregation of duties methodologies;

•	Establish controls ensuring appropriate GAAP is identified and applied to new or modified revenue transaction streams; and

•	Institute regular and recurring detailed reconciliations between our transaction management systems and our general ledger.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. The actions that we are taking are subject to ongoing executive management review and will also be subject to audit committee oversight. If we are unable to successfully remediate the material weaknesses, or if in the future, we identify further material weaknesses in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated.

The COVID-19 pandemic may harm our businesses, financial condition and results of operations.

The COVID-19 pandemic is having a profound effect on the global economy and financial markets. In the United States, federal, state, and local governments continue to react to this evolving public health crisis by, among other actions, recommending or requiring the avoidance of gatherings of people or significantly or entirely curtailing activities categorized as non-essential. We are constantly monitoring the spread of COVID-19, especially in the states and regions in which we currently operate. In the second quarter of 2020, the COVID-19 pandemic significantly and adversely affected residential real estate transaction volume. Since that time, in addition to general macroeconomic instability, many governmental authorities put in place limitations on in-person activities related to the sale of residential real estate, such as prohibitions or restrictions on in-home showings, inspections and appraisals, and availability or hours of local real property documentation searches and new recordings. Although these measures were largely lifted later in 2020, there can be no assurance that such measures will not be implemented in the future or that the pandemic will not again adversely affect transaction volume. This unprecedented situation has created considerable risks and uncertainties for the U.S. real estate services industry in general and for us in particular, including those arising from the potential adverse effects on the economy as well as risks related to employees, independent agents, and consumers. The extent of the impact of the pandemic on our business and financial results will depend largely on future developments, including the extent and duration of the spread of the outbreak, the extent of governmental regulation (including, but not limited to, local, state and/or federally mandated “shelter in place” or other regulations that, for example, preclude or strictly limit open houses or in-person showings of properties), the impact on capital and financial markets and the related impact on consumer confidence and spending, and the magnitude of the financial and operational consequences to our agents and brokers, all of which are highly uncertain and cannot be predicted.

Our value proposition for agents includes allowing them to keep more of their commissions than traditional real estate brokerages do, which is not typical in the real estate industry. If agents do not understand our value proposition, we might not be able to attract, retain and incentivize agents.

Providing technological tools and a transaction fee system that allows agents to retain more of their commissions is a key component of our agent and broker value proposition, and, if agents do not understand our value proposition, our ability to attract and retain agents may be harmed. Unlike traditional brokerages, we offer a fixed fee for agents, allowing the agents to keep more of their commissions than they would be able to keep with a traditional brokerage. Agents might not understand or appreciate this value if agents do not appreciate other components of our value proposition including the systems and tools that we provide to agents, and the professional development opportunities we create and deliver. If agents do not understand the elements of our agent value proposition, or do not perceive it to be more valuable than the models used by most competitors, we might not be able to attract, retain and incentivize new and existing agents to grow our revenues, which would have an adverse effect on our business, financial condition and results of operations.

If we are unable to sell the mortgage loans that we originate, then we will need to service the loans ourselves or hire a third-party servicer, and either option could impose significant costs, time, and resources on us. Additionally, we may become more exposed to adverse market conditions affecting mortgage loans.

If we are unable to sell the mortgage loans that we originate through our subsidiary, FINco Mortgage, LLC doing business as “Minute Mortgage”, then we could be subject to significant costs, time, and resources spent on Minute Mortgage. We intend to sell the mortgage loans that we originate through Minute Mortgage to investors in the secondary mortgage market. Our ability to sell originated loans in the secondary market depends largely on there being sufficient liquidity in the secondary market and our compliance with contracts with investors who have agreed to purchase the loans. If we were unable to sell loans originated through Minute Mortgage, then we may need to establish a servicing platform or hire a third party to service the loans. We do not currently have a servicing platform and establishing such a platform may result in significant costs and require substantial time and resources from management. Additionally, we may be unable to retain a third-party servicer on economically feasible terms.

Our inability to sell loans in the secondary market would also expose us to adverse market conditions affecting mortgage loans. For example, we may be required to write down the value of the loan, which reduces the amount of our current assets. Additionally, if a homeowner were unable to make his or her mortgage payments, then we may be required to foreclose on the home securing the loan. In these situations, the proceeds from selling the home may be significantly less than the remaining amount outstanding under the loan. Finally, if we borrowed under one of our warehouse credit facilities for the loan, then we may be required to immediately repay the borrowed amount, which reduces our cash on hand that is available for other corporate uses. As a result, our inability to sell loans originated through Minute Mortgage may adversely affect our business, financial condition and results of operations.

A significant adoption by consumers of alternatives to full-service agents or loan originators could harm our business, prospects and results of operations.

A significant increase in consumer use of technology that eliminates or minimizes the role of the real estate agent or mortgage loan originator could have an adverse effect on our business, prospects and results of operations. These options include direct-buyer companies that purchase directly from the seller at below-market rates in exchange for speed and convenience, and then resell them shortly thereafter at market prices, and discounters who reduce the role of the agent in order to offer sellers a low commission or a flat fee while giving rebates to buyers. How consumers want to buy or sell houses and finance their purchase will determine if these models reduce or replace the long-standing preference for full-service agents and loan originators.

While real estate brokers using historical real estate brokerage models typically compete for business primarily on the basis of services offered, reputation, utilization of technology, personal contacts and brokerage commission, participants pursuing non-traditional methods of marketing real estate may compete in other ways, including companies that employ technologies intended to disrupt historical real estate brokerage models or minimize or eliminate the role brokers and sales agents perform in the home sale transaction process.

A growing number of companies are competing in non-traditional ways for a portion of the gross commission income generated by home sale transactions. For example, listing aggregators and other web-based real estate service providers compete for our company owned brokerage business by establishing relationships with independent sales agents and/or buyers and sellers of homes and actions by such listing aggregators have and may continue to put pressure on our and other industry participants’ revenues and profitability. If these new systems of purchasing and selling homes gain market share in the residential real estate industry, it could disintermediate real estate brokers and independent sales agents from buyers and sellers of homes either entirely or by reducing brokerage commissions that may be earned on those transactions. If these alternatives to full-service agents were to gain traction in the market, it could harm our business, financial condition and results of operations.

Our business depends on successfully establishing our brand and developing brand awareness, and a failure to establish, promote and maintain our brand may hurt our ability to grow our business, particularly in markets where we have limited brand recognition.

Our brand is not yet as well-known as other real estate brands. Our business depends in part on successfully establishing and promoting our brand in the new markets that we enter, and any failure to protect and enhance our brand would hurt our ability to grow our business in new markets. As such, maintaining, protecting, and enhancing our brand is critical to growing our business, particularly in markets where we have limited brand recognition and compete with well-known traditional brokerages with longer histories and established community presence. This will partially depend on our ability to continue to provide high-value, customer-oriented, and differentiated services, and we may not be able to do so effectively. Enhancing and maintaining the quality of our brand may require us to make substantial investments, such as in marketing and advertising, technology, and agent training. In addition, despite these investments, our brand could be damaged from other events that are or may be beyond our control, such as litigation and claims, our failure to comply with local laws and regulations, and illegal activity such as phishing scams or cybersecurity attacks targeted at us, our customers, or others. We also believe that developing and maintaining widespread awareness of our brand is critical to attracting new customers. If we fail to successfully establish, promote and maintain our brand, our business could be harmed.

Inasmuch as our business is in part dependent on our brand, our business may be subject to risks related to events and circumstances that have a negative impact on our brands in our current or new markets. If we are exposed to adverse publicity or events that damage our brand and/or image, including through action by our agents, our business may suffer from the deterioration in or failure to establish our brand and image.

Actions by our franchisees, their independent sales agents, or independent sales agents of our company-owned brokerages could adversely affect our reputation and subject us to liability.

The negligent or intentional actions or poor-quality service of our franchisees and their independent sales agents could harm our business. Our franchisees are independent business operators and we do not exercise control over their day-to-day operations. Our franchisees may not successfully operate a real estate brokerage business in a manner consistent with our standards or industry standards or may not affiliate with effective independent sales agents or employees. Further, if our franchisees or their independent sales agents were to engage in negligent or intentional misconduct or provide diminished quality of service to customers, our image and reputation may suffer and adversely affect our results of operations. Negligent or improper actions involving our franchisees, including regarding their relationships with independent sales agents, clients and employees, may also lead to direct claims against us based on theories of vicarious liability, negligence, joint operations and joint employer liability which, if determined adversely, could increase costs, negatively impact the business prospects of our franchisees and subject us to incremental liability for their actions.

The actions of the independent sales agents engaged by our company-owned brokerages could also adversely affect our reputation and subject us to liability. Our company-owned brokerage operations rely on the performance of independent sales agents. If the independent sales agents were to provide lower quality services to our customers or engage in negligent or intentional misconduct, such as failing to make necessary disclosures about properties sold by our agents, our image and reputation could be adversely affected. For example, we have been subject to litigation alleging that we are vicariously responsible for our agents’ failures to disclose material information about the condition of a property sold, such as the presence of physical defects, defects to title, or restrictive zoning regulations. In addition, we could also be subject to litigation and regulatory claims arising out of their performance of brokerage services, which if adversely determined, could adversely affect our business.

A decline in home sale inventory could impact the number of home sale transactions we close and negatively impact our business and financial condition.

A decline in home sale inventory could impact the number of transactions we close and negatively impact our business and financial condition. Home sale inventory levels for the existing U.S. home market have been declining over the past several years due to strong demand, in particular in certain highly sought-after geographies and at lower price points. According to the National Association of Realtors (“NAR”), as of April 8, 2021, the inventory of existing homes for sale in the United States is the lowest it has been since 1982. As of the end of February 2021, the inventory of homes for sale stood at a historic low of 1.07 million (1.03 million of existing homes and 42,000 new single-family homes), which is equivalent to a near-historic low of 1.8 months of the average monthly sales of 582,917 (518,333 of existing homes and 64,583 of new single-family homes), a near historic low (1.7 months in December 2020 and January 2021 were the historic lows). If interest rates were to rise, homebuilders may determine to discontinue or delay new projects, which could further contribute to inventory constraints. In addition, real estate industry models that purchase homes for rental or corporate use (rather than immediate resale) can put additional pressure on available housing inventory. While a continuation of low inventory levels may contribute to favorable demand conditions and improved home sale price growth, insufficient inventory levels have a negative impact on home sale volume growth and can contribute to a reduction in housing affordability, which can result in some potential home buyers deferring entry into the residential real estate market. Ongoing constraints on home inventory levels may continue to have an adverse impact on the number of home sale transactions closed by us and our franchisees, which would have a negative effect on our business, financial condition and results of operations.

We may be unable to maintain or improve our current technology offerings at a competitive level or develop new technology offerings that meet customer or agent expectations. Our technology offerings may also contain undetected errors or vulnerabilities.

We may be unable to maintain or improve our current technology offerings at a competitive level or develop new technology offerings that meet customer or agent expectations, and any failure to do so may harm our business. Our suite of technology offerings, including RealSmart Broker, RealSmart Agent and RealSmart Client, is key to our competitive plan for hiring and retaining lead agents. Developing, improving and maintaining our innovative technology, including the digital tools we have created to assist agents in facilitation transactions, is challenging and expensive. For example, the nature of development cycles may result in delays between the time we incur expenses and the time we introduce new technology and generate revenue, if any, from those investments. Anticipated demand for a technology offering, either from agents or homebuyers could also decrease after the development cycle has commenced, and we would not be able to recoup costs, which may be substantial, we incurred.

As industry standards and expectations evolve and new technology becomes available, we may be unable to identify, design, develop, and implement, in a timely and cost-effective manner, new technology offerings to meet those standards and expectations. As a result, we may be unable to compete effectively, and to the extent our competitors develop new technology offerings faster than us, they may render our offerings noncompetitive or obsolete. Additionally, even if we implemented new technology offerings in a timely manner, our customers and agents may not accept or be satisfied by the offerings.

Furthermore, our development and testing processes may not detect errors and vulnerabilities in our technology offerings prior to their implementation. Any inefficiencies, errors, technical problems, or vulnerabilities arising in our technology offerings after their release could reduce the quality of our services or interfere with our customers’ and agents’ access to and use of our technology and offerings and harm our business. Should any of these issues occur, they could result in harm to our business, financial condition and results of operations.

Some of our potential losses may not be covered by insurance. We may not be able to obtain or maintain adequate insurance coverage.

We maintain insurance to cover costs and losses from certain risk exposures in the ordinary course of our operations, but our insurance may not cover one hundred percent of the costs and losses from all events. We are responsible for certain retentions and deductibles that vary by policy, and we may suffer losses that exceed our insurance coverage limits. We may also incur costs or suffer losses arising from events against which we have no insurance coverage. In addition, large-scale market trends or the occurrence of adverse events in our business may raise our cost of procuring insurance or limit the amount or type of insurance we are able to secure. We may not be able to maintain our current coverage, or obtain new coverage, in the future on commercially reasonable terms or at all. Incurring uninsured or underinsured costs or losses could harm our business, financial condition and results of operations.

Our financial results are affected by the operating results of our franchisees.

We generate revenue from franchisees based on the number of agents at the franchisee and transactions closed, in each case primarily based on a flat-fee per agent or transaction, as applicable. Accordingly, our financial results are dependent upon the operational and financial success of our franchisees. If industry trends or economic conditions worsen or do not improve or if one or more of our top performing franchises become less competitive or leaves our franchise system, our franchisees’ financial results may worsen and our revenues from franchisees may decline, which could have an adverse effect on our business, financial condition and results of operations. In addition, we may have to increase our bad debt and note reserves. We may also have to terminate franchisees due to non-payment.

In addition, our franchisees face the same market pressures generally facing the industry (such as margin compression) and may seek lower fees or higher incentives from us. If franchisees, in particular our largest franchisees that have substantial agent counts, fail to renew their franchise agreements (or otherwise leave our franchise system), or if we induce franchisees to renew these agreements through lower fees or higher incentives, then our revenues may decrease, and profitability may be lower than in the past. If any of these risks were to occur, it may harm our business, financial condition and results of operations.

We may evaluate acquisitions in order to accelerate growth but might not succeed in identifying suitable candidates or may acquire businesses that negatively impact us.

As part of our growth strategy, we may evaluate the potential acquisition of businesses offering products or services that complement our services offerings but may not succeed in identifying suitable candidates, may not complete an acquisition of a suitable candidate or may acquire businesses that negatively impact us. If we identify a business that we deem to be suitable for acquisition and complete an acquisition, our evaluation may prove faulty and the acquisition may prove unsuccessful. We may also be unable to successfully complete the acquisition of a business that we have deemed to be suitable for acquisition after devoting resources towards the acquisition. In addition, an acquisition may prove unsuccessful if we fail to effectively execute a post-acquisition integration strategy. We may be unable to successfully integrate the systems and personnel of the acquired businesses. An acquisition could negatively impact our culture or undermine its core values. Acquisitions could disrupt our existing operations or cause management to divert its focus from our core business. An acquisition could cause potentially dilutive issuances of equity securities, incurrence of debt, contingent liabilities or could cause us to assume or incur unknown or unforeseen liabilities. From time to time, we acquire brokerages in order to accelerate growth and to provide us greater access to a particular market and might not succeed in identifying suitable candidates or we may acquire brokerages that negatively impact us. For example, agents may decide to leave the brokerage following its acquisition. Any of these situations could harm our business, financial condition or results of operations.

We may not realize the expected benefits from our title services joint ventures or from other existing or future joint ventures.

Our title services joint ventures may be adversely affected by changes affecting the title industry, including but not limited to regulatory changes, high levels of competition and decreases in operating margins. In addition, our joint venture or our partner could face operational or liquidity risks, such as litigation or regulatory investigations that may arise. Our joint ventures are serviced by our other operating companies and could be subject to fluctuation due to staffing other operational impacts to the parent organization. Any of the foregoing could have an adverse impact on our earnings and dividends from our title agencies. Operational, liquidity, regulatory, macroeconomic and competitive risks also apply to our other existing joint ventures and would likely apply to any joint venture we may enter into in the future. If any of these risks were to occur, they could adversely affect our business, financial condition and results of operations.

We may be unable to attract homebuyers and home sellers to our website and mobile application in a cost-effective manner.

Our website and mobile application are our primary channels for meeting new customers. Accordingly, our success depends on our ability to attract homebuyers and home sellers to our website and mobile application in a cost-effective manner. To meet new customers, we rely heavily on traffic generated from search engines, traffic generated on the recommendation of our agents by our agents’ clients, and downloads of our mobile application from mobile application stores. We also rely on marketing methods such as targeted email campaigns, paid search advertising, social media marketing, yard sign marketing, and traditional media.

The number of visitors to our website and downloads of our mobile application depend in large part on how and where our website and mobile application rank in Internet search results and mobile application stores, respectively. While we use search engine optimization to help our website rank highly in search results, maintaining or improving our search result rankings is outside our control. Internet search engines frequently update and change their ranking algorithms, referral methodologies, or design layouts, which determine the placement and display of a user’s search results. In some instances, Internet search engines may change these rankings in order to promote their own competing services or the services of one or more of our competitors. Similarly, mobile application stores can change how searches are displayed and how mobile applications are featured. For instance, editors at the Apple iTunes Store can feature prominently editor-curated mobile applications and cause the mobile application to appear larger than other applications or more visibly on a featured list.

Additionally, our marketing efforts may fail to attract the desired number of new customers for a variety of reasons, including the creative treatment for our advertisements may be ineffective or new third-party email delivery policies that make it more difficult for us to execute targeted email campaigns.

Cybersecurity incidents, data security incidents or other cybercrime could disrupt our business or result in the loss of critical and confidential information.

We and our partners, service providers, agents, and other third parties with which we interact rely extensively on information technology systems, including systems provided by third party service providers, including cloud-based systems and on premise servers, to record and process transactions and manage our operations, among other matters. Cybersecurity incidents and other data security incidents directed at us, agents, our third-party service providers, or other third parties can range from uncoordinated individual attempts to gain unauthorized access to information technology systems to sophisticated and targeted measures known as advanced persistent threats. Cybersecurity incidents and other data security incidents can also vary in scope and intent from economically-driven attacks to malicious attacks targeting our key operating systems with the intent to disrupt, disable or otherwise cripple our operations and service offerings. This can include any combination of phishing attacks, insider threats, malware and/or viruses targeted at our key systems. Cybersecurity incidents and other data security incidents are also constantly evolving, increasing the difficulty of detecting and successfully defending against them. In the ordinary course of our business, we and our third-party service providers collect and store sensitive data, including our proprietary business information and intellectual property and that of our customers and employees, including personally identifiable information. Additionally, we rely on third parties and their security procedures for the secure storage, processing, maintenance, and transmission of information are critical to our operations. Despite measures designed to prevent, detect, address, and mitigate cybersecurity incidents, such incidents may occur to us or our third-party providers and, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption, or unavailability of critical data and confidential or proprietary information (our own or that of third parties, including personally identifiable information of our customers and employees) and the disruption of business operations. Given the unpredictability of the timing, nature and scope of cyber-attacks and other security incidents, we cannot guarantee that the technologies we use will adequately secure the data we maintain, including confidential information and personal information, against such attacks, and we cannot entirely eliminate the risk of improper or unauthorized access to or disclosure of such data, or other security incidents that impact the integrity or availability of such data, or our systems and operations. Any such attempted or actual compromises to our security, systems, or information, or that of our third-party providers, could expose us to a risk of loss or misuse of personal, confidential or sensitive information, and cause customers, partners, agents, franchisees and other third parties to lose trust and confidence in us and stop using our website, mobile applications, and services. In addition, we may incur significant costs associated with mitigating the risk of future incidents, remediating any such incidents, which may include liability for stolen assets or information, repair of system damage, and compensation to customers, employees, and business partners, and other capital costs regarding systems technology, personnel, monitoring and other investments. We may also be subject to government enforcement proceedings and legal claims by private parties, which may include, fines and penalties, costs related to remediation, potential costs and liabilities arising from governmental, regulatory or third-party investigations, proceedings or litigation, diversion of management attention and harm to our reputation.

Moreover, the real estate industry is actively targeted by cyber-attacker attempts to conduct electronic fraudulent activity (such as phishing), security breaches and similar attacks directed at participants in real estate services transactions. These attacks, when successful, can result in fraud, including wire fraud related to the diversion of home sale transaction funds, or other harm, which could result in significant claims and reputational damage to us, our brands, our franchisees, and our independent sales agents and could also result in increases in our operational costs. For example, a cyber-attacker has contacted a customer via email, impersonating one of our agents, resulting in the customer wiring money to the cyber-attacker. These threats to our business may be wholly or partially beyond our control as our franchisees as well as our customers, franchisee and company owned brokerage independent sales agents and their customers and third-party service providers may use e-mail, computers, smartphones and other devices and systems that are outside of our security control environment. In addition, real estate transactions involve the transmission of funds by the buyers and sellers of real estate and consumers or other service providers selected by the consumer may be the subject of direct cyber-attacks that result in the fraudulent diversion of funds, notwithstanding efforts we have taken to educate consumers with respect to these risks.

If cybersecurity incidents, other cybercrimes, or other data security incidents occur, they could harm our business, financial condition and results of operations.

We process, transmit, and store personal information, which is subject to various contractual commitments and data privacy and security laws, and any failure to comply with those commitments, laws and regulations could result in significant liability or reputational harm. Any actual or attempted unauthorized access to, or the unintended release of, this information could also result in a claim for damages, regulatory action, loss of business, or unfavorable publicity.

We process, transmit, and store personal information about our customers, agents, employees, franchisees, and representatives of our business partners. We process personal information to provide services and fulfill our obligations as an employer. As a result, we are subject to certain contractual terms, as well as federal, state, and foreign laws and regulations regarding personal information, including the Federal Trade Commission Act (and other of the Federal Trade Commission’s regulations), and various state consumer protection and privacy laws, and therefore are subject to federal and state enforcement. We receive information, including personal information, from various sources, such as data aggregators and real estate databases, including the Multiple Listing Network Ltd. As a result, we are subject to additional contractual terms and commitments. In the event we no longer have access to our various sources of data, for example from an actual or perceived failure to comply with certain contractual commitments, could significantly impact our business operations and costs, including our ability to provider our services.

While we take measures to protect the security and privacy of this information, it is possible that our security controls over personal information and other practices we follow may not prevent the unauthorized access to, or the unintended release of, personal information. If such unauthorized access or unintended release occurred, we could suffer significant damage to our brand and reputation, customers could lose confidence in the security and reliability of our services, and we could incur significant costs to address and fix these security incidents. These incidents could also lead to lawsuits and regulatory investigations and enforcement actions.

Additionally, laws, regulations, and standards covering marketing and advertising activities conducted by telephone, email, mobile devices, and the internet, may be applicable to our business, such as the Telephone Consumer Protection Act (“TCPA”) (as implemented by the Telemarketing Sales Rule), the Controlling the Assault of Non-Solicited Pornography And Marketing Act (“CAN-SPAM”), and similar state consumer protection laws. We seek to comply with industry standards and are subject to the terms of our own privacy policies and privacy-related obligations to third parties. We strive to comply with all applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data security protection to the extent possible. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or regulations, making enforcement, and thus compliance requirements, ambiguous, uncertain, and potentially inconsistent. Any failure or perceived failure by us to comply with our privacy policies, privacy-related obligations to customers, agents, employees, franchisees, representatives of our business partners, or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized access to or unintended release of personally identifiable information or other agent or client data, may result in governmental enforcement actions, litigation, or public statements against us by consumer advocacy groups or others. Any of these events could cause us to incur significant costs in investigating and defending such claims and, if found liable, pay significant damages. Further, these proceedings and any subsequent adverse outcomes may cause us to incur significant costs, which could affect our business outcome or cause our agents and clients to lose trust in us, which could have an adverse effect on our reputation and business.

Any significant change to applicable laws, regulations or industry practices regarding the use or disclosure of personal information, or regarding the manner in which the express or implied consent of individuals (e.g., agents, customers or employees ) for the use and disclosure of personal information is obtained, could require us to modify our products and features, possibly in a material manner and subject to increased compliance costs, which may limit our ability to develop new products and features that make use of the personal information that consumers voluntarily share, which could significantly impact our business operations and costs. For example, California recently enacted legislation, the California Consumer Privacy Act (“CCPA”), that became operative on January 1, 2020 and became enforceable by the California Attorney General on July 1, 2020, along with related regulations which came into force on August 14, 2020. The CCPA gives California residents expanded rights related to their personal information, including the right to access and delete their personal information, and receive detailed information about how their personal information is used and shared and increases the privacy and security obligations of businesses handling personal information. The CCPA is enforceable by the California Attorney General and there is also a private right of action relating to certain data security incidents. The CCPA provides for civil penalties for violations, which could result in statutory penalties of up to $2,500 per violation, or up to $7,500 per violation if the violation is intentional. We cannot yet fully predict the impact of the CCPA or subsequent guidance on our business or operations, but it may require us to further modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Decreased availability and increased costs of information could adversely affect our ability to meet our agents’ requirements and could have an adverse effect on our business, results of operations, and financial condition.

Additionally, a recent California ballot initiative, the California Privacy Rights Act (“CPRA”), imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt-outs for certain uses of sensitive data and sharing of personal information starting in January 2023. As voted into law by California residents in November 2020, the CPRA could have an adverse effect on our business, results of operations, and financial condition. The effects of the CCPA and CPRA are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation. Any of the foregoing could adversely affect our business, financial condition and results of operations. Also, Virginia has adopted a new state data protection act referred to as the Virginia Consumer Data Protection Act, which is set to take effect on January 1, 2023. Further, Colorado has adopted a new state data protection act titled the Colorado Privacy Act, which is set to take effect on July 1, 2023. Similar laws have been proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging, as well as potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply.

Our agents operate as independent contractors and are responsible for their own data privacy compliance. However, we provide training and our platform provides tools and security controls to assist our agents with their data privacy compliance to the extent they store relevant data on our platform. However, if an agent on our platform were to be subject to a claim for breach of data privacy laws, we could be found liable for their claims due to our relationship, which can require us to take more costly data security and compliance measures or to develop more complex systems, and could also result in significant costs to us regarding any fines and penalties, costs related to remediation, potential costs and liabilities arising from governmental, regulatory or third-party investigations, proceedings or litigation, diversion of management attention and harm to our reputation. Also, any suspected liability associated with such claims may expose us to a risk of loss and could also result in reputational harm.

We offer our independent agents the opportunity to earn a greater portion of their commissions through our revenue share program which pays under a multi-tiered compensation structure similar in some respects to network marketing. Network marketing is subject to intense government scrutiny, and regulation and changes in the law, or the interpretation and enforcement of the law, might adversely affect our business.

Various laws and regulations in the United States and other countries regulate network marketing. These laws and regulations exist at many levels of government in many different forms, including statutes, rules, regulations, judicial decisions, and administrative orders. Network marketing regulations are inherently fact-based and often do not include “bright line” rules. Additionally, we are subject to the risk that the regulations, or a regulator’s interpretation and enforcement of the regulations, could change. From time to time, we may receive requests to supply information regarding our revenue share plan to regulatory agencies. We could potentially in the future be required to modify our revenue sharing plan in certain jurisdictions in order to comply with the interpretation of the regulations by local authorities.

In the United States, the Federal Trade Commission (“FTC”) has entered into several highly publicized settlements with network marketing companies that required those companies to modify their compensation plans and business models. Those settlements resulted from actions brought by the FTC involving a variety of alleged violations of consumer protection laws, including misleading earnings representations by the companies’ independent distributors, as well as the legal validity of the companies’ business model and distributor compensation plans. FTC determinations such as these have created an ambiguity regarding the proper interpretation of the law and regulations applicable to network marketing companies in the U.S. Although a consent decree between the FTC and a specific company does not represent judicial precedent, FTC officials have indicated that the network marketing industry should look to these consent decrees, and the principles contained therein, for guidance. Additionally, following the issuance of these consent decrees, the FTC issued non-binding guidance to the network marketing industry, suggesting it was intending to reinforce the principles contained in the consent decrees and provide other operational guidance to the network marketing industry.

While we strive to ensure that our overall business model, and revenue share plan, are regulatory compliant in each of our markets, we cannot assure you that a regulator, if it were to review our business, would agree with our assessment and would not require us to change one or more aspects of our operations. Any action against us in the future by the FTC or another regulator could adversely affect our operations.

We cannot predict the nature of any future law, regulation, or guidance, nor can we predict what effect additional governmental regulations, judicial decisions, or administrative orders, when and if promulgated, would have on our business. Failure by us, or our independent agents, to comply with these laws, could adversely affect our business.

In addition, this revenue share fee plan option requires complex tracking and administration of the collection of fees and monies and the payout of over-rides and revenue sharing distributions as per the fee plan documents, exhibits to the participating agents’ Independent Contractor Agreements (“ICAs”), Franchise Addendums and Franchise Disclosure Documents (“FDDs”) and Policies and Procedures Manuals; and is heavily reliant upon outside software that is integrated with our RealSmart Technology Suite and assists the company in the management and administration of this revenue sharing program. Failure by us, our independent franchises, or our independent agents to not follow or administer the plan guidelines, plan policies and procedures, knowingly or unknowingly, and/or any failure of the outside software company or its integration with our technology suite could harm us, and/or cause us to alter or discontinue this program, or be party to an action against us, and could adversely affect our business.

The third-party networks, mobile infrastructure and hosting services that we depend on may fail, and we may be unable to maintain and scale the technology underlying our offerings.

Our brand, reputation and ability to attract homebuyers and home sellers and provide our offerings depend on the reliable performance of third-party networks and mobile infrastructure to provide our technology offerings to consumers and agents. If such performance fails, we may be unable to maintain and scale the technology underlying our offerings. The proper operation of these networks and infrastructure is beyond our control, and if they fail, we may be unable to deliver our services to our customers or provide the necessary support for our agents.

As the number of homebuyers and home sellers, agents, and listings shared on our website and mobile application and the extent and types of data grow, our need for additional network capacity and computing power will also grow. Operating our underlying technology systems is expensive and complex, and we could experience operational failures. If we experience interruptions or failures in these systems, whether due to system failures, computer viruses, physical or electronic break-ins, attacks on domain name servers or other third parties on which we rely, or for any reason, the security and availability of our services and technologies could be affected. Any such event could harm our reputation, result in a loss of consumers, customers and agents using our offerings, and cause us to incur additional costs.

Moreover, if the facilities that host our website and mobile application were to experience outages or downtimes for any reason, including human error, natural disaster, power loss, telecommunications failure, physical or electronic break-ins, terrorist attack, or act of war, we could suffer a significant interruption of our website and mobile application while we implement our disaster recovery procedures. Any service interruption may be extended if we discover previously unknown errors in our disaster recovery procedures.

Any disruptions or failures within our third-party networks, mobile infrastructure, or our hosting facility could result in our inability to maintain and scale the technology underlying our offerings and harm our business.

Monetary policies of the federal government and its agencies and potential reform of Fannie Mae or Freddie MAC may harm our operations.

Our business is significantly affected by the monetary policies of the federal government and its agencies. We are particularly affected by the policies of the Federal Reserve Board. These policies regulate the supply of money and credit in the United States and impact the real estate market through their effect on interest rates as well as the cost of our interest-bearing liabilities.

Increases in mortgage rates adversely impact housing affordability and we have been and could again be negatively impacted by a rising interest rate environment. For example, a rise in mortgage rates could result in decreased home sale transaction volume if potential home sellers choose to stay with their lower mortgage rate rather than sell their home and pay a higher mortgage rate with the purchase of another home or, similarly, if potential home buyers choose to rent rather than pay higher mortgage rates. Increases in mortgage rates could also reduce the number of home sale refinancing transactions, which could adversely impact our earnings from our mortgage origination joint venture as well as the revenue stream of our title and settlement services offering. Changes in the Federal Reserve Board’s policies, the interest rate environment, and the mortgage market are beyond our control, are difficult to predict, and could have an adverse effect on our business, financial condition and results of operations.

Numerous pieces of legislation seeking various types of changes for GSEs have been introduced in Congress to reform the U.S. housing finance market including among other things, changes designed to reduce government support for housing finance and the winding down of Fannie Mae or Freddie Mac over a period of years. Legislation, if enacted, or additional regulation which curtails Fannie Mae’s and/or Freddie Mac’s activities and/or results in the wind down of these entities could increase mortgage costs and could result in more stringent underwriting guidelines imposed by lenders or cause other disruptions in the mortgage industry. Other legislation or regulation limiting participation of the Federal Housing Administration and Department of Veterans Affairs could increase mortgage costs or limit availability of mortgages for consumers. Any of the foregoing could harm the housing market in general, which would negatively impact our business, financial condition and results of operations.

We could be subject to significant losses if banks do not honor our escrow and trust deposits.

Our title services businesses act as escrow agents for numerous customers, and some of our brokerage entities hold end consumer funds in trust accounts. These title services businesses and brokerage entities face the risk of loss if banks do not honor our escrow and trust deposits. As an escrow agent, we receive money from customers to hold until certain conditions are satisfied. Upon the satisfaction of those conditions, we release the money to the appropriate party. We deposit this money with various banks and while these deposits are not assets of our company (and therefore excluded from our consolidated balance sheet), we remain contingently liable for the disposition of these deposits. These escrow and trust deposits totaled $8.2 million at December 31, 2020. The banks may hold a significant amount of these deposits in excess of the federal deposit insurance limit. If any of our depository banks were to become unable to honor any portion of our deposits, customers could seek to hold us responsible for such amounts and, if the customers prevailed in their claims, we could be subject to significant losses.

We rely on business data to make decisions, and errors or inaccuracies in such data may adversely affect our business decisions and the customer experience.

We regularly analyze business data to evaluate growth trends, measure our performance, establish budgets, and make strategic decisions, and any errors or inaccuracies in such data may adversely impact our business. Much of this data is internally generated and has not been independently verified. There are inherent challenges in measuring and interpreting data, and we cannot be certain that the data are accurate. Errors or inaccuracies in the data could result in poor business decisions, resource allocation, or strategic initiatives. For example, if we overestimate traffic to our website and mobile application, we may not invest an adequate amount of resources in attracting consumers or we may hire more lead agents in a given market than necessary to meet customer demand. If any of these errors or inaccuracies occur, it could adversely affect our business decisions and the customer experience.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that our market opportunity estimates will reflect actual revenue that we will generate from our platform in the future. Any expansion in our markets depends on a number of factors, including the cost, performance, and perceived value associated with our platform and the products and services of our competitors. Even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.

Loss of our current executive officers or other key management or our inability to attract and retain other qualified personnel could significantly harm our business.

We depend on the industry experience and talent of our current executives, in particular our Chief Executive Officer, Matthew Widdows, and a loss of those executives could harm our business. We also believe that our future results will depend in part upon our ability to attract and retain highly skilled and qualified management and other personnel. The loss of our executive officers could have an adverse effect on our operations because other officers may not have the experience and expertise to readily replace these individuals. In addition, changes in executives and key personnel could be disruptive to our business and require additional time and attention from our remaining executives and key personnel. We do not have any key person insurance. To the extent that one or more of our top executives or other key management personnel depart, our business and operations may be adversely affected.

Risks Related to Legal and Regulatory Environment

Employee or agent litigation and unfavorable publicity could negatively affect our future business.

Employee or agent litigation and unfavorable publicity could negatively affect our future business. Our employees or agents may, from time to time, bring lawsuits against us alleging injury, creating a hostile workplace, discrimination, wage and hour disputes, sexual harassment, or other employment issues. We have faced employment claims such as disputes over employment agreements or reasons for termination. Coupled with the expansion of social media platforms and similar devices that allow individuals access to a broad audience, claims can have a significant negative impact on some businesses. If we were to face any claims related to our employees or agents, our business, financial condition and results of operations could be negatively affected.

We may experience significant claims relating to our operations, and losses resulting from fraud, misappropriation of funds or misconduct.

We issue title insurance policies which provide coverage for real property to mortgage lenders and buyers of real property. When acting as a title agent issuing a policy on behalf of an underwriter, our insurance risk is typically limited to the first five thousand dollars for claims on any one policy, though our insurance risk is not limited if we are negligent. Our title underwriter typically underwrites title insurance policies of up to $1 million. To date, our title underwriter has experienced claims losses that are significantly below the industry average; however, our claims experience could increase in the future, which could negatively impact the profitability of that business.

We may also be subject to legal claims or additional claims losses arising from the handling of escrow transactions and closings by our owned title agencies or our underwriter’s independent title agents. We carry errors and omissions insurance for errors made by our company owned brokerage business during the real estate settlement process as well as errors by us related to real estate services.

Our franchise agreements also require our franchisees to name us as an additional insured on their errors and omissions and general liability insurance policies. The occurrence of a significant claim in excess of our insurance coverage (including any coverage under franchisee insurance policies) in any given period could have an adverse effect on our financial condition and results of operations during the period. In addition, insurance carriers may dispute coverage for various reasons and there can be no assurance that all claims will be covered by insurance.

Fraud, defalcation and misconduct by employees are also risks inherent in our business, particularly given the high transactional volumes in our company owned brokerage, title and settlement services and our relocation businesses. We may also from time to time be subject to liability claims based upon the fraud or misconduct of our franchisees. To the extent that any loss or theft of funds substantially exceeds our insurance coverage, our business could be adversely affected.

There may be adverse financial and operational consequences to us and our franchisees if independent sales agents are reclassified as employees.

There may be adverse financial and operational consequences to us and our franchisees if independent sales agents are reclassified as employees. The legal relationship between residential real estate brokers and licensed sales agents throughout most of the real estate industry historically has been that of independent contractors. Although we believe our classification practices are proper and consistent with the legal framework for such classification, our company-owned brokerage operations could face substantial litigation or disputes in direct claims or regulatory procedures, including the risk of court or regulatory determinations that certain groups of real estate agents should be reclassified as employees and entitled to unpaid minimum wage, overtime, benefits, expense reimbursement and other employment obligations. Franchisees affiliated with one of the Company’s brands face the same risks with respect to their affiliated independent sales agents. In addition, our franchise business may face similar claims as an alleged joint employer of an affiliated franchisee’s independent sales agents.

Real estate laws generally permit brokers to engage sales agents as independent contractors. Federal and state agencies have their own rules and tests for classification of independent contractors as well as to determine whether employees meet exemptions from minimum wages and overtime laws. These tests consider many factors that also vary from state to state. The tests continue to evolve based on state case law decisions, regulations and legislative changes. There is active worker classification litigation in numerous jurisdictions against a variety of industries-including residential real estate brokerages -where the plaintiffs seek to reclassify independent contractors as employees or to challenge the use of federal and state minimum wage and overtime exemptions.

Certain jurisdictions, such as California where we have company-owned and franchised brokerages, have adopted or are considering adopting standards that are significantly more restrictive than those historically used in wage and hour cases. Under the newer test, an individual is considered an employee unless the hiring entity satisfies three specific criteria that focus on control of the performance of the work and whether the nature of the work involves a separate trade that is outside the usual course of the hiring entity’s business.

Similar to California, a number of other states have separate statutory structures and existing case law that articulate different, less stringent standards for real estate agents operating as independent contractors. How these differing tests will be reconciled is presently unclear, and given the evolving nature of this issue, we are currently unable to estimate what impact, if any, this would have on our operations or financial results.

Significant sales agent reclassification determinations in the absence of available exemptions from minimum wage or overtime laws, including damages and penalties for prior periods (if assessed), could be disruptive to our business, constrain our operations in certain jurisdictions and could harm our operational and financial performance.

The real estate business is highly regulated and any failure to comply with such regulations or any changes in such regulations could adversely affect our business.

We and our franchisees operate in the real estate business, which is highly regulated, and any failure to comply with such regulations or any changes in such regulations could adversely affect our business.

We and our franchisees (other than in commercial brokerage transactions) must comply with the Real Estate Settlement Procedures Act (“RESPA”). RESPA and comparable state statutes, among other things, restrict payments which real estate brokers, agents and other settlement service providers may receive for the referral of business to other settlement service providers in connection with the closing of real estate transactions. Such laws may to some extent restrict preferred vendor arrangements involving our franchisees. RESPA and similar state laws also require timely disclosure of certain relationships or financial interests that a broker has with providers of real estate settlement services.

We and our franchisees must comply with laws and regulations regarding the proper licensure of our businesses. If we or our franchisees fail to comply with the requirements governing the licensing of brokerages, mortgage and title businesses in the jurisdictions in which we operate, then our ability to operate those businesses in those jurisdictions may be harmed. We as a brokerage, our franchisees, and our agents must comply with the requirements governing the licensing and conduct of real estate brokerage and brokerage-related businesses in the markets where we operate. Furthermore, we are also required to comply with the requirements governing the licensing and conduct of mortgage and title and settlement businesses in the markets where we operate. Due to the geographic scope of our operations, we, our franchisees, and our agents may not be in compliance with all of the required licenses at all times. Additionally, if we enter into new markets, we may become subject to additional licensing requirements. If we, our franchisees, or our agents fail to obtain or maintain the required licenses or fail to strictly adhere to associated regulations, the relevant government authorities may order us to suspend relevant operations or impose fines or other penalties.

We and our franchisees are also subject to various other rules and regulations such as the Gramm-Leach-Bliley Act, the CCPA, the Fair Housing Act, laws and regulations regarding franchises, and other laws and regulations in the jurisdictions in which we do business. For example, the sale of franchises is regulated by various state laws as well as by the FTC. The FTC requires that franchisors make extensive disclosure to prospective franchisees but does not require registration. A number of states require registration and/or disclosure in connection with franchise offers and sales. In addition, several states have “franchise relationship laws” or “business opportunity laws” that limit the ability of franchisors to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. Our or our franchisees’ failure to comply with any of the foregoing laws and regulations may result in fines, penalties, injunctions and/or potential criminal violations. There is also a risk that we or our franchisees could be adversely affected if more restrictive laws, regulations or interpretations are adopted in the future that could make compliance more difficult or expensive. Any failure by us or our franchisees to comply with these laws or regulations, changes to these laws or regulations, or any new laws or regulations may subject us to costs associated with investigation or litigation, make it more difficult for us to operate our business, and have an adverse effect on our reputation and business.

Any of the issues discussed above could harm our business, financial condition and results of operations.

If we do not comply with the rules, terms of service, and policies of MLSs, our access to and use of listings data may be restricted or terminated.

If we do not comply with the rules, terms of service, and policies of MLSs, our access to and use of listings data may be restricted or terminated. We belong to numerous MLSs, and each has adopted its own rules, terms of service, and policies governing, among other things, how MLS data may be used and how listings data must be displayed on our website and mobile application. Complying with the rules of each MLS requires significant investment, including personnel, technology and development resources, and the exercise of considerable judgment. If we are deemed to be noncompliant with an MLS’s rules, we may face disciplinary sanctions in that MLS, which could include monetary fines, restricting or terminating our access to that MLS’s data, or other disciplinary measures. The loss or degradation of this listings data may adversely affect traffic to our website and mobile application, making us less relevant to consumers and restricting our ability to attract customers. It also may reduce agent and customer confidence in our services and harm our business.

Changes to the rules governing MLSs may disrupt the functioning of the residential real estate market and could adversely affect our operations and financial results.

Through our brokerages, we participate in many MLSs and are subject to each MLS’s rules, policies, data licenses, and terms of service. The rules of each MLS to which we belong can vary widely and are complex. Any changes to these rules could disrupt the functioning of the residential real estate market and result in harm to our operations and financial results.

From time to time, certain industry practices, including MLS rules, have come under regulatory scrutiny. For example, in June 2018, the U.S. Department of Justice (“DOJ”) and the FTC held a joint public workshop to explore competition issues in the residential real estate brokerage industry including potential barriers to competition. In the workshop, there were various panels and participants submitted comments that raised a variety of issues, including: whether the current industry practice involving commission sharing by listing brokers was anti-competitive, whether offers of commission sharing-including commission rates-should be public, and whether average broker commission rates were too high. There can be no assurances as to whether DOJ or the FTC will determine that any industry practices or developments have an anti-competitive effect on the industry. Any such determination by DOJ or the FTC could result in industry investigations, legislative or regulatory action or other actions, any of which could have the potential to disrupt our business.

Meaningful changes in industry operations or structure, as a result of governmental pressures, the actions of certain competitors or the introduction or growth of certain competitive models, changes to MLS rules, or otherwise could adversely affect our operations, revenues, earnings and financial results.

Adverse decisions in litigation against companies unrelated to us could impact our business practices and those of our franchisees in a manner that adversely impacts our financial condition and results of operations.

Litigation, claims, and regulatory proceedings against other participants in the residential real estate industry may impact us when the rulings in those cases cover practices common to the broader industry. Examples may include claims associated with RESPA compliance, broker fiduciary duties, and sales agent classification. Similarly, the Company may be impacted by litigation and other claims against companies in other industries. To the extent plaintiffs are successful in these types of litigation matters, and we or our franchisees cannot distinguish our or their practices (or our industry’s practices), we and our franchisees could face significant liability and could be required to modify certain business relationships, either of which could adversely impact our financial condition and results of operations.

We are an “emerging growth company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act enacted in April 2012, and, for as long as we continue to be an EGC, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to EGCs, including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of SOX, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an EGC for up to five years following the completion of this offering, although, if we have more than $1.07 billion in annual revenue, if the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year, or we issue more than $1.0 billion of non-convertible debt over a three-year period before the end of that five-year period, we would cease to be an EGC as of the following December 31. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

We use third-party contractors outside of the United States to supplement our research and development capabilities, which may expose us to risks, including risks inherent in foreign operations.

We use third-party contractors outside of the United States to supplement our technology development capabilities. We currently use third-party contractors located in India and the United Kingdom. Managing operations that are remote from our U.S. headquarters is difficult and we may not be able to manage these third-party contractors successfully. If we fail to maintain productive relationships with these contractors generally, we may be required to develop our solutions in a less efficient and cost-effective manner and our product release schedules may be delayed while we hire software developers or find alternative contract development resources. Additionally, while we take precautions to ensure that software components developed by our third-party contractors are reviewed and that our source code is protected, misconduct by our third-party contractors could result in infringement or misappropriation of our intellectual property. Furthermore, any acts of espionage, malware attacks, theft of confidential information or other privacy, security, or data protection incidents attributed to our third party contractors may compromise our system infrastructure, expose us to litigation and lead to reputational harm that could result in harm to our financial condition and results of operations.

We plan to expand our operations into international markets, which may subject us to risks not generally experienced by our U.S. operations.

Part of our future growth strategy involves the expansion of our operations and establishment of an agent base internationally. We are continuing to adapt and develop strategies to address international markets, but there is no guarantee that such efforts will have the desired effect. For example, we may need to establish relationships with new partners or acquire businesses in order to expand into certain countries, and if we fail to identify, establish, and maintain such relationships or successfully identify and acquire businesses, we may be unable to execute on our expansion plans. In addition, there may be laws and regulations in place that are not generally experienced by our U.S. operations that could hinder or impact our marketing tactics and results. We currently conduct operations in Puerto Rico and have the ability to operate or franchise in Canada. The risks involved in our global operations and relationships could result in losses against which we are not insured and therefore affect our profitability. These risks include:

•	Fluctuations in foreign currency exchange rates;

•	Exposure to local economic conditions and local laws and regulations, including those relating to the agents of our franchisees;

•	Economic and/or credit conditions abroad;

•	Potential adverse changes in the political stability of foreign countries or in their diplomatic relations with the United States;

•	Restrictions on the withdrawal of foreign investment and earnings;

•	Government policies against businesses owned by foreigners;

•	Diminished ability to legally enforce our contractual rights in foreign countries;

•	Withholding and other taxes on remittances and other payments by subsidiaries; and

•	Changes in tax laws regarding taxation of foreign profits.

Conducting business in foreign countries involves inherent risks, as described above. If we were to experience any of these risks, or any other difficulties related to global operations, our global development efforts and financial growth could be harmed.

As we expand our global operations, we are subject to anti-corruption, anti-bribery, anti-money laundering, trade compliance, economic sanctions and similar laws, and non-compliance with such laws may subject us to criminal or civil liability and harm our business, financial condition and results of operations. We may also be subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

As we expand our global operations, we are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, U.S. domestic bribery laws, and other anti-corruption and anti-money laundering laws in the countries in which we conduct business. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. If we engage in international sales and business with partners and third-party intermediaries to market our products, we may be required to obtain additional permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. If we engage in international sales and business with the public sector, we can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, agents, representatives, contractors, and partners, even if we do not explicitly authorize such activities.

While we have policies and procedures to address compliance with such laws, there is a risk that our employees and agents will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. If we further expand internationally, our risks under these laws may increase. Any such noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, and adversely affect our business, financial condition, and results of operations.

Additionally, if we expand our brokerage business in international markets, our platform may become subject to U.S. export controls, including the U.S. Export Administration Regulations. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, our activities are subject to applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council and other relevant sanctions authorities. Our expanding global operations expose us to the risk of violating or being accused of violating economic and trade sanctions laws and regulations. Our failure to comply with these laws and regulations could expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, and other measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities, we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could adversely affect our reputation, business, financial condition and results of operations.

Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to operate our platform in those countries. Changes in our platform or future changes in export and import regulations may impede the introduction of our platform in international markets, prevent our agents with international clients from using our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether, and may adversely affect our business, financial condition, and results of operations.

Our business is subject to potential tax liabilities.

We are subject to income tax, indirect tax or other tax claims by tax agencies in jurisdictions in which we conduct business. Significant judgment is required in determining our provision for income taxes. Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. Any changes to tax laws could increase our tax obligations and effective tax rate.

In the ordinary course of our business, there are many transactions and calculations where the ultimate income tax, indirect tax, or other tax determination is uncertain. Although we believe our tax estimates are reasonable, we cannot assure that the final determination of any tax audits and litigation will not be different from that which is reflected in historical tax provisions and accruals. Should additional taxes be assessed as a result of an audit, assessment or litigation, there could be an adverse impact on our cash, tax provisions and net income in the period or periods for which that determination is made.

Risks Related to Intellectual Property

We rely on third-party licensed technology and open-source software for certain aspects of our technology, and the inability to maintain these licenses, or the occurrence of errors in the software we use, could result in increased costs or reduced service levels.

We employ certain third-party software obtained under licenses from other companies in our technology and we anticipate that we will continue to rely on such third-party software and tools in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, any failure to maintain these licenses could result in increased costs or reduced service levels. For example, we use third-party software to integrate our technologies and services for our mortgage and title services. Our reliance on this third-party software may become costly if the licensor increases the price for the license or changes the terms of use, and we cannot find commercially reasonable alternatives. Even if we were to find an alternative, integration of our technology with new third-party software may require substantial investment of our time and resources.

Our technology also incorporates software covered by open-source licenses. The terms of various open-source licenses have not been interpreted by U.S. courts, and if they were interpreted, such licenses could be construed in a manner that imposes unanticipated restrictions on our technology. If portions of our proprietary software are determined to be subject to an open-source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in our use of such software, each of which could reduce or eliminate the value of our technologies and harm our business. In addition to risks related to license requirements, use of open-source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with use of open-source software cannot be eliminated and, if such risks materialize, could harm our business.

Moreover, we cannot ensure our processes for controlling our use of open-source software will not be effective. If we do not comply with the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our services on terms that are not economically feasible, to re-engineer our technology to remove or replace the open source software, to discontinue the use of certain technology if re-engineering could not be accomplished on a timely basis, to pay monetary damages, to make generally available the source code for our proprietary technology, or to waive certain intellectual property rights.

Any undetected errors or defects in the third-party software we use could prevent the deployment or impair the functionality of our technology, delay new service offerings, or result in a failure of our website or mobile application, any of which could harm our business, financial condition and results of operations.

Failure to protect intellectual property rights could adversely affect our business.

Failure to protect intellectual property rights could adversely affect our business. Our intellectual property rights, including existing and future trademarks, trade secrets and copyrights, and technology created by our company are important assets of the business. We have taken measures to protect our intellectual property, but these measures might not be sufficient or effective. We may bring lawsuits to protect against the potential infringement of our intellectual property rights and other companies, including our competitors, could make claims against us alleging our infringement of their intellectual property rights. There can be no assurance that we would prevail in such lawsuits. Any significant impairment of our intellectual property rights could harm our business.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our products could be adversely affected.

The Company is heavily dependent on the maintenance and protection of its intellectual property and, with respect to trade secrets and confidential proprietary information, relies largely on confidentiality procedures and employee nondisclosure agreements to protect its intellectual property. However, these agreements may be inadequate to protect our proprietary information and intellectual property rights. Moreover, those agreements may be breached, and we may not have adequate remedies for any such breach. The Company’s software is not patented and existing copyright laws offer only limited practical protection. As such, we rely on our unpatented proprietary technology, trade secrets, processes and know-how to create our unique platform which provides us with our competitive edge. Although we use reasonable efforts to protect this proprietary information and technology, we cannot guarantee that we have entered into non-disclosure agreements with each party who has developed intellectual property on our behalf or each party that has or may have had access to our confidential information, know-how or trade secrets. Our employees, consultants and other parties may unintentionally or willfully disclose our information or technology to competitors and there can be no assurance that the legal protections and precaution taken by the Company will be adequate to prevent misappropriation of the Company’s technology or that competitors will not independently develop technologies equivalent or superior to the Company’s. Engaging in litigation involving proprietary information or technology is difficult, expensive, distracting to management and time-consuming, and the outcome is unpredictable and varied depending on the jurisdiction.

Moreover, courts inside and outside the United States, in countries in which we operate or intend to operate, are sometimes less willing to protect trade secrets, know-how and other proprietary information. We generally seek to protect this information by confidentiality, non-disclosure and invention assignment agreements. In addition, our trade secrets may be disclosed to or otherwise become known or substantially similar information or inventions may be independently developed by competitors, in which case, we may have no right to prevent such third parties, or those to who they communicate such trade secrets and other confidential proprietary information, from using such trade secrets and information to compete with us, any of which could have an adverse effect on our business, results of operations and financial condition. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Confidentiality agreements with employees and others may not adequately prevent disclosure, misappropriation or reverse engineering of trade secrets and proprietary information. Accordingly, if, for any of the above reasons, our intellectual property is disclosed or misappropriated, it would harm our ability to protect our confidential intellectual property rights and adversely affect our business, results of operations and financial condition.

Our products and services may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from providing our products and services and could adversely affect our business.

We cannot guarantee that our internally developed or acquired systems, technologies and content do not and will not infringe the intellectual property rights of others. In addition, we use content, software and other intellectual property rights from third parties and may be subject to claims of infringement or misappropriation if we have failed to obtain appropriate intellectual property licenses from such parties, or such parties do not possess the necessary intellectual property rights to the products or services they license to our business. We may in the future be subject to claims that we have infringed the copyrights, trademarks, or other intellectual property rights of a third party. Any intellectual property-related infringement or misappropriation claims, whether or not meritorious, could result in costly litigation and divert management resources and attention. For example, responding to any infringement or other enforcement claim, regardless of its validity, could harm our business, results of operations, and financial condition, by, among other things:

•	Resulting in time-consuming and costly litigation;

•	Diverting management’s time and attention from developing our business;

•	Requiring us to pay monetary damages or enter into royalty and licensing agreements that we would not normally find acceptable;

•	Requiring us to redesign certain components of our software using alternative non-infringing source technology or practices, which could require significant effort and expense;

•	Disrupting our customer relationships if we are forced to cease offering certain services;

•	Requiring us to waive certain intellectual property rights associated with our release of open source software, or contributions to third-party open source projects;

•	Requiring us to disclose our software source code; and

•	Requiring us to satisfy indemnification obligations.

Accordingly, should we be found liable for infringement or misappropriation, we may be required to enter into licensing agreements, if available on acceptable terms or at all, pay substantial damages, limit or curtail our offerings and technologies or take other action, which could harm our business and results of operations. Moreover, we may need to redesign some of our systems and technologies to avoid future infringement liability. Any of the foregoing could prevent us from competing effectively and could expose our business to significant liabilities, thereby adversely affecting our business.

Risks Related to Indebtedness and Liquidity

Certain provisions of our loan agreements could adversely affect our ability to fund our operations, invest in our business or pursue growth opportunities, react to changes in the economy or our industry, or incur additional borrowings.

Certain provisions of our revolving credit facility entered into on February 9, 2017, including subsequent modifications (the “Revolving Credit Facility”), could adversely affect our ability to fund our operations, invest in our business or pursue growth opportunities, react to changes in the economy or our industry, or incur additional borrowings. Our leverage could have important consequences, including the following:

•	It exposes us to the risk of increased interest rates because a portion of our borrowings are at variable rates of interest;

•	It may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have no or less debt;

•	It may limit our ability to attract acquisition candidates or to complete future acquisitions;

•

It may cause us to be more vulnerable to periods of negative or slow growth in the general economy or in our business, or may cause us to be unable to carry out capital spending that is important to our growth; and

•	It may result in substantial and immediate payments if an event of default were to occur.

The Revolving Credit Facility contains restrictive covenants, including a requirement that we maintain a specified senior secured leverage ratio of 2.00 to 1.00, which is defined as the ratio of our total senior secured debt (net of unrestricted cash and permitted investments) to trailing four quarter EBITDAR, as that term is defined in the credit agreement governing the Revolving Credit Facility. Any failure to meet our obligations under our debt interests may harm our ability to fund our operations.

If we are unable to comply with the Revolving Credit Facility because of the occurrence of certain “events of default” such as failure to comply with the leverage ratio covenant described above, nonpayment of principal or interest, a change of control, material misrepresentations, insolvency, bankruptcy, certain material judgments, or others, the lenders may not be required to lend any additional amounts to us; could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable; or could require us to apply all of our available cash to repay these borrowings. If the lenders under our Revolving Credit Facility accelerate the repayment of borrowings, we may not have sufficient assets to repay the Revolving Credit Facility or be able to borrow sufficient funds to refinance such indebtedness. Occurrence of any of the foregoing may harm our ability to operate our business.

Variable rate indebtedness subjects us to interest rate risk, including risks of changes to LIBOR, and could cause our debt service obligations to increase significantly.

Variable rate indebtedness subjects us to interest rate risk, including risks of changes to the London Inter-Bank Offer Rate (“LIBOR”), and could cause our debt service obligations to increase significantly. At December 31, 2020, $1.1 million of our borrowings under our Revolving Credit Facility was at variable rates of interest thereby exposing us to interest rate risk. If interest rates continue to increase, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our net income would decrease. Our primary interest rate exposure is interest rate fluctuations, specifically with respect to LIBOR, due to its impact on our variable rate borrowings under our Revolving Credit Facility.

LIBOR is the subject of national, international and other regulatory guidance and proposals for reform. At this time, it is not possible to predict the effect of any changes to LIBOR, any phase out of LIBOR or any establishment of alternative benchmark rates. The U.S. Federal Reserve, based on the recommendations of the New York Federal Reserve’s Alternative Reference Rate Committee (comprised of major derivative market participants and their regulators), began publishing in April 2018 a Secured Overnight Financing Rate (“SOFR”), which is intended to replace U.S. dollar LIBOR in 2021. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. Markets are developing in response to these new rates. Any new benchmark rate will likely not replicate LIBOR exactly and if future rates based upon a successor rate (or a new method of calculating LIBOR) are higher than LIBOR rates as currently determined, it could result in an increase in the cost of our variable rate indebtedness and may harm our financial condition and results of operations.

If Minute Mortgage is unable to obtain sufficient financing through warehouse credit facilities to fund its origination of mortgage loans, then we may be unable to grow our mortgage origination business.

If Minute Mortgage is unable to obtain sufficient financing through warehouse credit facilities to fund its origination of mortgage loans, then we may be unable to grow our mortgage origination business. Minute Mortgage relies on borrowings from its warehouse credit facilities to fund substantially all of the mortgage loans that it originates. To grow its business, Minute Mortgage depends, in part, on having sufficient borrowing capacity under its current facilities or obtaining additional borrowing capacity under new facilities. If it were unable to receive the necessary capacity, or receive such capacity on acceptable terms, and did not have cash on hand available, then Minute Mortgage may be unable to maintain or increase the amount of mortgage loans that it originates, which will adversely affect its growth.

Risks Related to the Offering and Ownership of our Common Stock

Insiders will exercise significant control over our company and all corporate matters.

Our Chief Executive Officer owns                % of our outstanding capital stock as of                , 2021. Upon the completion of this offering, and assuming he does not purchase shares in this offering, it is expected that he will

beneficially own                % of our outstanding capital stock. As a result, this stockholder will be able to exercise significant influence over all matters submitted to our stockholders for approval, including the election of directors and approval of significant corporate transactions, such as (i) making changes to our certificate of incorporation whether to issue additional common stock, including to himself, (ii) employment decisions, including compensation arrangements; and (iii) whether to enter into material transactions with related parties. This concentration of ownership may also have the effect of delaying or preventing a third party from acquiring control of our company which could adversely affect the price of our common stock.

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations among the underwriters and us and may vary from the market price of our common stock following this offering. The market prices of the securities of newly public companies have historically been highly volatile. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	Overall performance of the equity markets and the performance of technology or real estate companies in particular;

•	Variations in our results of operations, cash flows, and other financial metrics and non-financial metrics, and how those results compare to analyst expectations;

•	Changes in the financial projections we may provide to the public or our failure to meet those projections;

•

Failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	Recruitment or departure of key personnel;

•	Variations in general market, financial market, economic and political conditions in the United States;

•	Changes in mortgage interest rates;

•	Variations in the housing market, including seasonal trends and fluctuations;

•	Negative publicity related to the real or perceived quality of our website and mobile application, as well as the failure to timely launch new products and services that gain market acceptance;

•	Rumors and market speculation involving us or other companies in our industry;

•	Announcements by us or our competitors of significant technical innovations, new business models, or changes in pricing;

•	Acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	New laws, regulations, or executive orders, or new interpretations of existing laws or regulations applicable to our business;

•	Changes in MLS or other broker rules and regulations, or new interpretations of rules and regulations applicable to our business;

•	Lawsuits threatened or filed against us, or unfavorable determinations or settlements in any such suits;

•	Developments or disputes concerning our intellectual property or our technology, or third-party proprietary rights;

•	Changes in accounting standards, policies, guidelines, interpretations or principles;

•	Other events or factors including those resulting from war, incidents of terrorism, or responses to these events;

•	The expiration of contractual lock-up or market standoff agreements; and

•	Sales of shares of our common stock by us or our stockholders.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies, and technology companies in particular, have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and harm our business.

Our amended and restated bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, each of which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, stockholders, or employees.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, stockholders, officers, or other employees to us or our stockholders, (c) any action or proceeding asserting a claim arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the Delaware General Corporation Law (“DGCL”), our amended and restated certificate of incorporation, or our amended and restated bylaws, (d) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (e) any action or proceeding asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or, if no state court in Delaware has jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom, in all cases subject to the court having jurisdiction over the claims at issue and the indispensable parties; provided that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act.

Section 22 of the Securities Act of 1933, as amended (the “Securities Act”), creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, officers, stockholders, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, officers, stockholders, or other employees. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. Further, in the event a court finds either exclusive forum provision contained in our amended and restated bylaws to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our results of operations.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the market price of our common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the DGCL may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult, including the following:

•	Any amendments to our amended and restated certificate of incorporation will require the approval of at least a majority of the voting power of the outstanding shares of our common stock;

•

Our amended and restated bylaws will provide that approval of the holders of at least a majority of the voting power of the outstanding shares of our common stock is required for stockholders to amend or adopt any provision of our bylaws;

•	Our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;

•	Our amended and restated certificate of incorporation will not provide for cumulative voting;

•

Vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders, except as set forth in the section titled “Description of Capital Stock—Anti-Takeover Provisions —Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions—Board of Directors Vacancies”;

•	A special meeting of our stockholders may only be called by the chairperson of our board of directors, our Chief Executive Officer, our President, or a majority of our board of directors;

•	Certain litigation against us can only be brought in Delaware;

•

Our amended and restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

•	Advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Because we do not intend to pay any cash dividends on our shares of common stock in the near future, our stockholders will not be able to receive a return on their shares unless they sell them.

We do not intend to pay cash dividends on our shares of common stock in the near future, and our stockholders will not be able to receive a return on their shares unless they sell them. We do not anticipate paying any cash dividends on our common stock in the near future. The declaration, payment and amount of any future dividends will be made at the discretion of our Board, and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as our Board considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

You will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the net tangible book value of each outstanding share of common stock immediately after this offering. If you purchase common stock in this offering, you will suffer immediate and substantial dilution. At an assumed initial public offering price of $                with net proceeds to us of $                million, after deducting estimated underwriting discounts and commissions and estimated offering expenses, investors who purchase shares in this offering will have contributed                 % of the total amount of funding we have received to date, but will only hold                 % of the total voting rights. The dilution will be $                per share in the net tangible book value of the common stock from the assumed initial public offering price. In addition, if outstanding options or warrants to purchase shares of our common stock are exercised, there could be further dilution. For more information refer to the section titled “Dilution.”

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have an adverse effect on our business and cause the market price of our shares of common stock to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. If we do not invest the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause the price of our shares of common stock to decline.

Future sales or issuance of shares of our common stock by existing stockholders could depress the market price of our common stock.

Upon completion of this offering, there will be                shares of our common stock outstanding (or                shares, if the underwriters exercise in full their option to purchase additional shares). The                shares being sold in this offering will be freely tradable immediately after this offering (except for shares purchased by affiliates) and of the                shares outstanding as of                , 2021 (assuming no exercise of the underwriters’ option to purchase additional shares),                shares are freely tradable shares under Rule 144 that are not subject to a lock-up,                shares may be sold upon expiration of lock-up agreements 180 days after the date of this offering (subject in some cases to volume limitations). A large portion of these shares are held by a small number of persons. Sales by these stockholders or option holders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. See the section titled “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the trading price of our common stock and trading volume could decline.

The trading market for our shares of our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, and, if analysts do not publish research or publish inaccurate or unfavorable research, the trading price of our common stock may decline. Securities and industry analysts do not currently, and may never, publish research on our shares of common stock. If no securities or industry analysts commence coverage of our company, the trading price for our shares of our common stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our business, the price of our shares of common stock would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our securities could decrease, which might cause the trading price of our shares of common stock and trading volume to decline.

Our common stock could be subject to extreme volatility.

The trading price of our common stock may be subject to extreme volatility and may be affected by a number of factors, including events described in the risk factors set forth in this prospectus, as well as our operating results, financial condition and other events or factors. In addition to the uncertainties relating to future operating performance and the profitability of operations, factors such as variations in interim financial results, illiquidity of our common stock, or various, as yet unpredictable, factors, many of which are beyond our control, may have a negative effect on the market price of our common stock. In recent years, broad stock market indices, in general, and smaller capitalization companies, in particular, have experienced substantial price fluctuations. In a volatile market, we may experience wide fluctuations in the market price of our common stock and wide bid-ask spreads. These fluctuations may have a negative effect on the market price of our common stock. In addition, the securities market has, from time to time, experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also adversely affect the market price of our common stock.

General Risk Factors

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board of director members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, SOX, and other applicable securities rules and regulations. Compliance with these rules and regulations, even as a “smaller reporting company,” will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. SOX requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more resources in the future, which will increase our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure create uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, and our business may be harmed.

We also expect that being a public company combined with these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors also could make it more difficult for us to attract and retain qualified management and members of our board of directors (“Board”), particularly to serve on our audit committee and compensation committee

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed. Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, operating results, and financial condition.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations, and financial condition.

Investors’ expectations of our performance relating to environmental, social and governance factors may impose additional costs and expose us to new risks.

There is an increasing focus from certain investors, employees and other stakeholders concerning corporate responsibility, specifically related to environmental, social and governance factors. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to corporate responsibility are inadequate. Third-party providers of corporate responsibility ratings and reports on companies have increased to meet growing investor demand for measurement of corporate responsibility performance. The criteria by which companies’ corporate responsibility practices are assessed may change, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies with respect to corporate responsibility are inadequate. We may face reputational damage in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies.

Furthermore, if our competitors’ corporate responsibility performance is perceived to be greater than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives and goals regarding environmental, social and governance matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, employees and other stakeholders or our initiatives are not executed as planned, our reputation and financial results could be adversely affected.

Internet law is evolving, and unfavorable changes to, or failure by us to comply with, these laws and regulations could adversely affect our business, financial condition and results of operations.

We are subject to regulations and laws specifically governing the Internet. The scope and interpretation of the laws that are or may be applicable to our business are often uncertain, subject to change and may be conflicting. If we incur costs or liability as a result of unfavorable changes to these regulations or laws or our failure to comply therewith, the business, financial condition and results of operations of our business could be adversely affected. Any costs incurred to prevent or mitigate this potential liability could also harm our business, financial condition and results of operations.

Changes in accounting standards, subjective assumptions and estimates used by management related to complex accounting matters could have an adverse effect on results of operations.

GAAP in the United States and related accounting pronouncements, implementation guidance and interpretations with regard to a wide range of matters, such as revenue recognition, lease accounting, stock-based compensation, asset impairments, valuation reserves, income taxes and fair value accounting, are highly complex and involve many subjective assumptions, estimates and judgments made by management. Changes in these rules or their interpretations or changes in underlying assumptions, estimates or judgments made by management could change our reported results.

The occurrence of natural or man-made disasters could adversely affect our operations, results of operations and financial condition.

The occurrence of natural disasters, including hurricanes, floods, earthquakes, tsunamis, tornadoes, fires, explosions, pandemic disease, such as the current COVID-19 pandemic, and man-made disasters, including acts of terrorism and military actions, could adversely affect our operations, results of operations or financial condition, even if home values and buyers’ access to financing has not been affected.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include statements about:

•

Our future financial performance, including our expectations regarding our revenue, rate of growth, operating expenses including changes in sales and marketing, research and development, and general and administrative expenses (including any components of the foregoing) and our ability to achieve and sustain future profitability;

•	Any changes in macroeconomic conditions and in U.S. residential real estate market conditions, including changes in prevailing interest rates or monetary policies;

•	Our business plan and our ability to effectively manage our expenses or grow our revenue;

•	Anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;

•	Our market opportunity;

•	Our ability to expand into new domestic and international markets;

•	Our ability to successfully develop and market our adjacent services;

•	Our ability to attract and retain agents and expand their businesses;

•	Beliefs and objectives for future operations;

•	The timing and market acceptance of our products and services for HomeSmart agents and clients, including new products and services offered by us or our competitors;

•	The effects of seasonal and cyclical trends on our results of operations;

•	Our ability to maintain, protect, and enhance our intellectual property;

•	The effects of increased competition in our markets and our ability to compete effectively;

•	Our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and, if and as applicable, internationally;

•	Economic and industry trends, growth forecasts or trend analysis; and

•	The effects of the ongoing COVID-19 coronavirus pandemic in the markets in which we operate.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Industry, Market and Other Data

Unless otherwise indicated, estimates and information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations, market position, market opportunity and market size, are based on industry publications and reports generated by third-party providers, other publicly available studies and our internal sources and estimates. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, we have not independently verified the accuracy or completeness of the data contained in such sources. The content of, or accessibility through, the below sources and websites, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein and any websites are an inactive textual reference only.

The sources of certain statistical data, estimates, market and industry data and forecasts contained in this prospectus include:

•	National Association of REALTORS, 2020 Profile of Home Buyers and Sellers—November 2020;

•	National Association of REALTORS, Historic Membership Report—June 2021;

•	National Association of REALTORS, 2020 Member Profile—July 2020;

•	RISMedia, 2021 Power Broker Report—April 2021;

•	RealTrends, The RealTrends Five Hundred 2020—March 2021;

•	RealTrends, October 2020 Newsletter—October 2020;

•	Bankrate, Real Estate Commissions Fall to New Lows as Homes Fly Off the Market—March 2021;

•	SalesForce, State of the Connected Customer—October 2020;

•	Phoenix Business Journal, The Top 5 Residential Real Estate Brokerages in Phoenix—July 2020;

•	IBISWorld, Title Insurance—February 2020;

•	IBISWorld, Real Estate Sales & Brokerage in the US—April 2021;

•	Mortgage Bankers Association, Forecast: Purchase Originations to Increase 8.5% to Record $1.54 Trillion in 2021—October 2021; and

•	LendingTree, U.S. Mortgage Market Statistics: 2020—February 2021.

Use of Proceeds

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $                million, based upon the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, we estimate that the net proceeds to us would be approximately $                million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $                million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds we receive from this offering to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time.

We cannot further specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in short-term, investment grade, interest-bearing instruments.

Dividend Policy

We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

Capitalization

The following table sets forth cash and cash equivalents, as well as our capitalization, as of                as follows:

•	On an actual basis; and

•

On a pro forma basis, giving effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering and (ii) the sale and issuance by us of                 shares of our common stock in this offering, based upon the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and related notes, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

As of

	Actual	Pro forma
(in thousands, except for share and per share data)
Cash and cash equivalents	$	$

Long-term debt	$	$

Stockholders’ equity (deficit):
Preferred stock, par value $0.01 per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma.
Common stock, par value $0.01 per share: shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma
Additional paid-in capital
Retained earnings
Total stockholders’ equity (deficit)

Total capitalization	$	$

The pro forma column in the table above is based on                  shares of our common stock outstanding as of                , and excludes the following:

•	shares of common stock subject to RSUs granted after ;

•

            shares of common stock subject to SARs at a weighted average exercise price of $                per share, which right we can elect to satisfy through the issuance of shares or by the payment of a cash settlement equal to the difference between the fair market value of our common stock on the date of exercise and the exercise price, and which our board of directors currently intends to satisfy through the issuance of shares;

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our common stock to be reserved for future issuance under our 2021 Plan, which will become effective prior to the completion of this offering;

•	shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan, which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2021 Plan upon its effectiveness, at which time we will cease granting awards under our 2021 Equity Incentive Plan; and

•	shares of our common stock reserved for future issuance under our ESPP, which will become effective prior to the completion of this offering.

Our 2021 Plan and ESPP provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2021 Plan also provides for increases to the number of shares that may be granted thereunder based on shares under our 2021 Equity Incentive Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value as of                 was $                , or $                 per share. Our pro forma net tangible book value as of                was $                , or $                per share, based on the total number of shares of our common stock outstanding as of                , after giving effect to the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering.

After giving effect to the sale by us of                 shares of our common stock in this offering at the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of                would have been $                , or $                 per share. This represents an immediate increase in pro forma net tangible book value of $                 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $                 per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of	$
Increase per share attributable to the pro forma adjustment described above

Pro forma net tangible book value per share as of	$
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of common stock in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $                , and would increase or decrease, as applicable, dilution per share to new investors purchasing shares of common stock in this offering by $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $                 per share and increase or decrease, as applicable, the dilution to new investors purchasing shares of common stock in this offering by $                 per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, the pro forma as adjusted net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $                 per share, and the dilution in pro forma net tangible book value per share to new investors purchasing shares of common stock in this offering would be $                 per share.

The following table presents, as of                , the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our common stock and the average price per share paid or to be paid to us at the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percentage
Existing stockholders		%	$	%	$
New investors					$

Totals		100%	$	100%

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by $                , assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the total consideration paid by new investors and total consideration paid by all stockholders by $                , assuming the assumed initial public offering price remains the same and before deducting the estimated underwriting discounts and commissions payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock from us. If the underwriters’ option to purchase additional shares of our common stock were exercised in full, our existing stockholders would own    % and our new investors would own    % of the total number of shares of our common stock outstanding upon completion of this offering.

The number of shares of our common stock that will be outstanding after this offering is based on                shares of our common stock outstanding as of                , and excludes the following:

•	shares of common stock subject to RSUs granted after ;

•

            shares of common stock subject to SARs at a weighted average exercise price of $                per share, which right we can elect to satisfy through the issuance of shares or by the payment of a cash settlement equal to the difference between the fair market value of our common stock on the date of exercise and the exercise price, and which our board of directors currently intends to satisfy through the issuance of shares;

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our common stock to be reserved for future issuance under our 2021 Plan, which will become effective prior to the completion of this offering;

•

                shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan, which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2021 Plan upon its effectiveness, at which time we will cease granting awards under our 2021 Equity Incentive Plan; and

•	shares of our common stock reserved for future issuance under our ESPP, which will become effective prior to the completion of this offering.

Our 2021 Plan and ESPP provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2021 Plan also provides for increases to the number of shares that may be granted thereunder based on shares under our 2021 Equity Incentive Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

Unaudited Pro Forma Combined Financial Information

Introduction

On January 1, 2021, HS Brokerage Holdings, LLC, a subsidiary of HomeSmart, entered into an Acquisition Agreement with KLP Trust and JTE Trust (“Seller”) to acquire (the “Acquisition”) PalmerHouse Properties, LLC, PalmerHouse Properties and Associates, LLC, and PalmerHouse Properties Lake Country, LLC (collectively “PalmerHouse”). HomeSmart is providing the following unaudited pro forma combined financial information to aid you in your analysis of the financial aspects of the acquisition. The following unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” HomeSmart has elected not to present management’s adjustments and will only be presenting transaction accounting adjustments in the unaudited pro forma condensed combined financial information.

The unaudited pro forma combined balance sheet as of December 31, 2020 gives effect to the acquisition, as if the acquisition had been completed on December 31, 2020 and combines the audited combined balance sheet of PalmerHouse as of December 31, 2020 with HomeSmart’s audited combined balance sheet as of December 31, 2020.

The unaudited pro forma combined statement of income for the year ended December 31, 2020 gives effect to the acquisition as if the acquisition had occurred on January 1, 2020, the first day of HomeSmart’s fiscal year 2020, and combines the historical results of HomeSmart and PalmerHouse.

The historical financial statements of HomeSmart and PalmerHouse have been adjusted in the accompanying unaudited pro forma combined financial information to give effect to pro forma events that are transaction accounting adjustments which are necessary to account for the acquisition and the financing of the acquisition, in accordance with U.S. GAAP. The unaudited pro forma adjustments are based upon available information and certain assumptions that our management believe are reasonable.

The unaudited pro forma combined financial information should be read in conjunction with:

•	The accompanying notes to the unaudited combined pro forma financial information;

•	The separate audited combined financial statements of HomeSmart for the fiscal year ended December 31, 2020 and the related notes; and

•	The separate audited combined financial statements of PalmerHouse for the fiscal year ended December 31, 2020.

Description of the transaction and financing

On January 1, 2021, HomeSmart completed the acquisition of PalmerHouse Properties, LLC, PalmerHouse Properties and Associates, LLC, and PalmerHouse Properties Lake Country, LLC. The acquisition consideration was $12.6 million, plus or minus a customary working capital adjustment and minus any outstanding debt and transaction expenses. The $12.6 million payable to the seller consisted of $6.3 million in cash and a $6.3 million unsecured promissory note. The amount of the promissory note is variable pending certain requirements being met (or not met) by the acquired brokerage group. HomeSmart expects the requirements will be met and as such, the $6.3 million promissory note is expected to be payable in full. The promissory note bears interest at a non-compounded rate equal to London interbank offered rate (“LIBOR”) plus 3.0% per annum, calculated on the anniversary date of closing and is payable in 60 monthly installments due on or before the tenth day of each month.

Subsequent to the initial valuation, the acquisition consideration calculation of $12.6 million noted above was revised upward to $14.8 million due to the customary working capital mechanism and adjustments for any outstanding debt and transaction expenses. The adjustment occurred during the one-year from the acquisition date measurement period (the “measurement period”) businesses have to finalize their accounting for business combinations. The adjusted acquisition consideration of $14.8 million is reflected in Note 3 to the unaudited pro forma combined financial statements below; however, it is not reflected in the subsequent event disclosure of the HomeSmart Holdings, Inc. audited financial statements for the years ended 2020 and 2019, beginning on page F-1 for this filing.

HomeSmart has access to a secured credit facility for which draws may be used for acquisitions and general corporate purposes (the “Operating Secured Credit Facility”). In connection with the acquisition agreement, HomeSmart withdrew $6.3 million from this facility to cover the upfront cash payment of the acquisition consideration. The Operating Secured Credit Facility is secured by the personal property and assets of the Founder and multiple subsidiaries of HomeSmart wholly owned by the Founder. Borrowings bear interest at a rate equal to the LIBOR, plus an applicable margin.

The acquisition agreement requires Kevin Palmer, as the trustee of KLP Trust and founder and former CEO of PalmerHouse, to continue to provide services to HomeSmart for a period not to exceed one year from the closing date. Also, per the acquisition agreement, HomeSmart will continue to employ all salaried employees for one year from the closing date, either in the form of actual employment or paid out through severance.

Customary non-compete and non-solicitation restrictions, all of which are subject to certain exceptions and qualifications, are also included in the acquisition agreement.

Accounting for the transaction

The transaction is being accounted for as a business combination using the acquisition method with HomeSmart as the accounting acquirer in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. Under this method of accounting, the acquisition consideration will be allocated to PalmerHouse’s assets acquired and liabilities assumed based upon their estimated fair values at the date of completion of the acquisition. The process of valuing the net assets of PalmerHouse, as well as evaluating accounting policies for conformity, is preliminary. Any differences between the fair value of the consideration transferred and the fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Accordingly, the acquisition consideration allocation and related adjustments reflected in this unaudited pro forma combined financial information are preliminary and subject to revision based on a final determination of fair value. Refer to Note 1—Basis of Presentation for more information.

The unaudited pro forma combined financial information presented is for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the acquisition had been completed on the dates set forth above, nor is it indicative of future results or financial position of the combined company.

Unaudited pro forma combined balance sheet

As of December 31, 2020

(in thousands)

	HomeSmart Historical December 31, 2020	PalmerHouse Historical December 31, 2020	Acquisition adjustments	(Note 3)		Pro forma combined

Assets

Current assets
Cash and cash equivalents	$10,690	$1,890	$—			$12,580
Accounts receivable, net	1,642	698	—			2,340
Prepaid Expenses	782	—	—			782
Due from related parties	134	—	—			134
Other Current Assets	660	54	—			714
Mortgage loans held for sale	2,698	—	—			2,698

Total current assets	$16,606	$2,642	$—			$19,248

Property and equipment, net	1,965	32	—			1,997
Goodwill	5,161	—	3,767	(a	)	8,928
Intangibles, net	306	—	7,500	(b	)	7,806
Other non-current assets	847	140	1,721	(c	)	2,708

Total assets	$24,885	$2,814	$12,988			$40,687

Liabilities and stockholders’ equity

Current liabilities
Accounts payable	$515	$326	$—			$841
Accrued expenses	1,077	680	—			1,757
Commissions payable	521	—	—			521
Due to related parties	2,239	—	—			2,239
Accrued consideration payable	—	—	2,196	(d	)	2,196
Secured credit facilities	3,569	—	6,300	(e	)	9,869
Current portion of notes payable	497	—	1,177	(f	)	1,674

Total current liabilities	$8,418	$1,006	$9,673			$19,097

Long-Term notes payable	214	—	5,123	(g	)	5,337
Deferred rent due to related party	—	744	(744)	(h	)	—
Other non-current liabilities	1,062	—	—			1,062

Total liabilities	$9,694	$1,750	$14,052			$25,496

Stockholders’ equity
Net Parent Investment	$—	$1,064	$(1,064)	(i	)	$—
Common stock	—	—	—			—
Additional paid-in-capital	12,802	—	—			12,802
Retained earnings	2,389	—	—			2,389

Total stockholders’ equity	15,191	1,064	(1,064)			15,191

Total liabilities and stockholders’ equity	$24,885	$2,814	$12,988			$40,687

See the accompanying notes to the Unaudited Pro Forma Combined Financial Information

Unaudited pro forma combined statement of income

For the year ended December 31, 2020

(in thousands, except per share data)

	HomeSmart year ended December 31, 2020	PalmerHouse year ended December 31, 2020	Reclassification adjustments	(Note 2)	Acquisition adjustments	(Note 4)	Pro forma combined
Revenue
Real estate brokerage	$380,890	$82,521	$—		$—		463,411
Franchise	5,635	—	—		—		5,635
Affiliated business services	5,981	—	—		—		5,981

Total revenue	$392,506	$82,521	$—		$—		$475,027

Operating expenses
Commission and other agent-related costs	$362,059	$76,168	—		—		$438,227
General and administrative	16,576	3,082	—		—		19,658
Sales, marketing, and advertising	3,975	418	—		—		4,393
Depreciation and amortization	911	—	—		1,660	(a)	2,571

Total operating expenses	$383,521	$79,668	—		1,660		464,849

Income (loss) from operations	$8,985	$2,853	$—		$(1,660)		10,178
Investment Income	—	510	(510)	(a)	—		—
Interest expense	182	—	—		381	(b,c)	563
Other income (expense), net	557	280	510		—		1,347

Income (loss) before income taxes	$9,360	$3,643	$—		$(2,041)		$10,962
Income tax expense	155	—	—		—	(d)	155

Net income (loss)	$9,205	$3,643	$—		$(2,041)		$10,807

Net income per share basic and diluted	$9,205						$10,807
Weighted average common shares outstanding, basic and diluted	1,000						1,000

See the accompanying notes to the Unaudited Pro Forma Combined Financial Information

Notes to the unaudited pro forma combined financial information

Note 1 - Basis of presentation

The unaudited pro forma combined financial information and related notes are prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

HomeSmart and PalmerHouse’s historical financial statements were prepared in accordance with U.S. GAAP and presented in U.S. dollars. As discussed in Note 2, certain reclassifications were made to align HomeSmart and PalmerHouse’s financial statement presentation. HomeSmart has identified all adjustments necessary to conform PalmerHouse’s accounting policies to HomeSmart’s accounting policies.

The unaudited pro forma combined financial information was prepared using the acquisition method of accounting in accordance with ASC 805, with HomeSmart as the accounting acquirer, using the fair value concepts defined in ASC topic 820, Fair Value Measurement, and based on the historical combined financial statements of HomeSmart and PalmerHouse. Under ASC 805, all assets acquired and liabilities assumed in a business combination are recognized and measured at their assumed acquisition date fair value, while transaction costs associated with the business combination are expensed as incurred. The excess of acquisition consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.

The allocation of the consideration for the acquisition depends upon certain estimates and assumptions, all of which are preliminary. The allocation of the acquisition consideration has been made for the purpose of developing the unaudited pro forma combined financial information. The final determination of fair values of assets acquired and liabilities assumed relating to the acquisition could differ materially from the preliminary allocation of acquisition consideration. The final valuation will be based on the actual net tangible and intangible assets of PalmerHouse existing at the acquisition date.

The unaudited pro forma combined balance sheet, as of December 31, 2020 and the unaudited pro forma combined statement of income for the twelve months and fiscal year ended December 31, 2020 presented herein, are based on the historical financial statements of HomeSmart and PalmerHouse.

The unaudited pro forma combined financial information does not reflect any anticipated synergies, operating efficiencies or cost savings that may result from the acquisition or any acquisition and integration costs that may be incurred. The pro forma adjustments represent HomeSmart management’s best estimates and are based upon currently available information and certain assumptions that HomeSmart believes are reasonable under the circumstances. HomeSmart is not aware of any material transactions between HomeSmart and PalmerHouse during the periods presented. Accordingly, adjustments to eliminate transactions between HomeSmart and PalmerHouse have not been reflected in the unaudited pro forma combined financial information.

Note 2 - HomeSmart and PalmerHouse’s reclassification adjustments

During the preparation of this unaudited pro forma combined financial information, management performed an analysis of PalmerHouse’s financial information to identify differences in accounting policies as compared to those of HomeSmart and differences in financial statement presentation as compared to the presentation of HomeSmart. HomeSmart has determined that no significant adjustments are necessary to conform PalmerHouse’s financial statements to the accounting policies used by HomeSmart. However, certain reclassification adjustments have been made to conform PalmerHouse’s historical financial statement presentation to HomeSmart’s financial statement presentation.

Refer to the table below for a summary of adjustments made to present PalmerHouse’s statement of income for the year ended December 31, 2020 to conform with that of HomeSmart’s:

Consolidated statement of income For the year ended December 31, 2020
(in thousands)	Pro forma reclassification adjustments
Investment Income (1)	$(510)
Other income (expense), net	510

(1)	Represents a reclassification of investment income to conform with HomeSmart’s presentation

Note 3 – Adjustments to the unaudited pro forma combined balance sheet

Estimated acquisition consideration allocation

The following table summarizes the estimated acquisition consideration:

(in thousands)	Amount
Upfront cash payment transferred to Seller (1)	$6,300
Promissory Note (5 Year at Libor + 3% annual interest) (2)	$6,300
Accrued consideration payable (3)	$2,196

Preliminary estimated acquisition consideration	$14,796

(1)	The cash component of the estimated acquisition consideration is based on the $6.3 million upfront cash payment to the seller.

(2)	The promissory note component of the estimated acquisition consideration consists of the principal sum of $6.3 million.

(3)	Adjustments to estimated consideration payable to sellers based on actual acquisition consideration.

Preliminary acquisition consideration allocation

The following table summarizes the preliminary acquisition consideration allocation, as if the acquisition had been completed on December 31, 2020. As previously mentioned, the allocation is dependent upon certain valuation and other studies that are yet to be finalized.

(in thousands)	Amount
Cash and cash equivalents	$1,890
Accounts receivable, net	$698
Other current assets	$54
Property and equipment, net (1)	$32
Other non-current assets (2)	$1,861
Intangible assets, net (3)	$7,500
Accounts payable	$(326)
Other current liabilities	$(680)
Goodwill	$3,767

Estimated acquisition consideration	$14,796

(1) Property and equipment consists primarily of office and computer equipment, leasehold improvements and furniture for which the carrying value is assumed to approximate fair value.

(2) Other non-current assets primarily consist of the fair value of PalmerHouse’s investment in Independence Title & Escrow, LLC. The fair value of the PalmerHouse’s equity investment is preliminary and is based on management’s estimates after consideration of similar transactions.

(3) Preliminary fair value of identifiable intangible assets in the unaudited pro forma combined financial information consists of the following:

(in thousands)	Preliminary fair value	Estimated useful life
Fair value of intangible assets acquired
Agent Relationships	$5,100	5 years
Trade Name	2,200	5 years
Pendings and Listings	200	1 year

Intangible assets acquired	$7,500

The identifiable intangible assets and related amortization are preliminary and are based on management’s estimates after consideration of similar transactions. As discussed above, the amount that will ultimately be allocated to identifiable intangible assets and liabilities, and the related amount of amortization, may differ materially from this preliminary allocation. Pro forma amortization is preliminary and based on the use of straight-line amortization. The amount of amortization following the acquisition may differ significantly between periods based upon the final value assigned and amortization methodology used for each identifiable intangible asset and liability.

Adjustments to the unaudited pro forma combined balance sheet

(a) Preliminary goodwill adjustment of $3.8 million which represents the excess of the estimated acquisition consideration over the preliminary fair value of the underlying assets acquired and liabilities assumed.

(b) Reflects the preliminary purchase accounting adjustment for estimated intangibles acquired.

(c) Reflects the preliminary purchase accounting adjustment for estimated fair value of the PalmerHouse’s equity method investment.

(d) Reflects adjustments to estimated consideration payable to sellers based on actual acquisition consideration.

(e) Reflects adjustment for the $6.3 million withdraw from the Operating Secured Credit Facility.

(f) Reflects the current portion of the promissory note payable to the sellers.

(g) Reflects the non-current portion of the promissory note payable to the sellers.

(h) Reflects adjustment to write-off the existing deferred rent balance as it is not an identifiable liability assumed as part of the acquisition of PalmerHouse.

(i) Reflects the elimination of PalmerHouse’s historical equity accounts.

Note 4 – Pro forma adjustments for combined statement of operations

Adjustments included in the Transaction Adjustments column in the accompanying unaudited pro forma combined statement of income for the fiscal year ended December 31, 2020 are as follows:

(a) Reflects the amortization of intangible assets acquired as a result of the acquisition. The amortization of intangible assets is based on the periods over which the economic benefits of the intangible assets are expected to be realized.

(b) Reflects the expense related to interest on the $6.3 million promissory note issued to seller as part of the acquisition:

(i)	The interest expense adjustments included in the unaudited pro forma combined statement of income reflect the additional interest expense using an estimated interest rate of 3.34% per annum.

(ii)	The effect of a 10 basis point change of the hypothetical interest on the acquisition financing results in a $6,000 increase/decrease in the interest expense for the year ended December 31, 2020.

(c) Reflects the expense related to interest on the $6.3 million draw from the Operating Secured Credit Facility:

(i)	The interest expense adjustments included in the unaudited pro forma combined statement of income reflect the additional interest expense using an estimated interest rate of 3.85% per annum.

(ii)	The effect of a 10 basis point change of the hypothetical interest on the acquisition financing results in a $5 thousand increase/decrease in the interest expense for the year ended December 31, 2020.

(d) The acquired legal entities are taxed as pass-through entities for federal and state income tax purposes as such a tax adjustment is not presented for pro forma purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our combined financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” or in other parts of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Except as otherwise noted, all references to 2020 refer to the year ended December 31, 2020, references to 2019 refer to the year ended December 31, 2019.

Overview

HomeSmart is a revolutionary real estate enterprise powered by our proprietary end-to-end technology platform. We provide integrated real estate solutions to agents, brokerages, franchisees and ultimately consumers. Our cloud-based platform empowers our users to succeed by providing a full suite of technology offerings covering every aspect of the real estate transaction. The drive toward a seamless home buying and selling experience is the catalyst for our growth. Technology and automation are at the core of our DNA—grounded in fiscal responsibility and operational excellence. We have been developing our software in-house over the last 20 years and have a 100% adoption rate across our agents. All of our franchisees and agents are automatically added as users and all transactions are processed through our technology platform. Our technology platform is focused on scalability and automation to drive transaction velocity, volume, and operating leverage for our brokers, franchisees, agents, and consumers.

The market for residential real estate transactions and home-related services is highly fragmented, local and complex. Real estate agents generally operate in local markets as independent contractors and typically move around from brokerage to brokerage, across disparate external systems and databases, and use a multitude of services to close just one transaction. To use these services, agents are charged numerous fees and are subject to high commission splits, which may ultimately get passed onto the consumer. Operating profitability of agents is further reduced by ongoing competitive dynamics that allow consumers to push agents for lower commissions on transactions. According to the National Association of REALTORS® (“NAR”), 75% of all agents in the United States are being charged traditional commission splits by their brokerage that typically range from 16% to 39% or more, demonstrating there is a clear void in cost-effective, scalable, integrated solutions.

We have built a cost-effective, agent-centric real estate business model powered by our cloud-based, end-to-end platform encompassing all aspects of the residential real estate transaction. Together, our model and platform empower brokers, franchisees and agents with the ability to provide a seamless transaction process for consumers, while providing a flat transaction fee for franchisees and agents. Our RealSmart technology suite includes RealSmart Broker – brokerage and agent management; RealSmart Agent – business and transaction management; and RealSmart Client – buying and selling transaction management; through which franchisees, agents and consumers are connected and are able to conduct all aspects of the real estate process. Our RealSmart platform includes virtual tours, marketing, document management, process (sale, purchase, mortgage, title and escrow) tracking, education and training, listing management and more. Additionally, our RealSmart platform allows data to be aggregated for accurate insights, decision making, real-time reporting, business management and transparency for the consumer. We have used the power of our technology, the structure of our fees and our dedicated customer service team to create a technology-enabled model that drives the success of real estate professionals.

We were founded in 2000 by Matthew Widdows, first launching in Phoenix, Arizona. We recognized an opportunity to use technology to elevate the real estate experience by providing agents with access to our proprietary platform to help scale and grow in the massive residential real estate market. We set out to combine traditional real estate concepts with technology and service to remove the unnecessary costs and inefficiencies from the process. Unlike many real estate companies that use technology to distance themselves from agents or remove them from the transaction, HomeSmart seeks to empower the agent to provide long-term growth and stability. The combination of being service oriented, technology enabled and fiscally sound sets us apart from competition.

We have turned process and product expertise into a powerful business model with strong unit economics. Since our founding, we have demonstrated consistent results across the key geographies and markets that we serve. Our business model is highly repeatable, and although there are nuances in each market we operate in, we have a strong track record of profitability setting us up for success when we enter new markets. The replicable margin profile across U.S. markets provides us with significant operating leverage as we scale.

Our business model has fueled our expansion and to date, our business has consistently been funded with cash from our operations. HomeSmart agents have represented either sellers or buyers of more than                  homes worth more than $                 billion since founding. As of                 , 2021, we had over                  agents across                  offices in                  states. HomeSmart was ranked in the top five residential real estate brokerages by number of transaction sides in the United States by RISMedia in 2020.

Our business model

We have built a profitable business model with multiple revenue streams. We generate the majority of our revenue from the real estate transactions executed by our corporate-owned brokerages whereby our agents represent consumers buying or selling homes. Real estate commissions, or gross commissions, earned by our real estate brokerage business are recorded as revenue upon the closing of a transaction. In turn, we also recognize the commissions we pay to our real estate agents as commission and other agent-related costs. While part of our value proposition is for our agents to retain 100% commission, we charge various fees to our agents, which is recognized as a reduction to our commission and other agent-related costs.

We also franchise our real estate brands to real estate brokerage businesses that are independently owned and operated and provide branding, marketing, technology and other services to our franchisees in exchange for franchise fees. Franchise revenue principally consists of royalty and marketing fees from our franchisees. The royalty received is primarily based on a flat per agent per month fee and a flat fee per transaction. We also earn marketing fees from our franchisees and utilize such fees to fund marketing campaigns on behalf of our franchisees.

Lastly, we offer full stack affiliated business services, including mortgage, title, escrow and other ancillary services to enable smooth real estate transactions. We generate revenue through transaction related fees for business services.

Our Franchise and Affiliated Business Services segments have significantly higher gross margins than our Real Estate Brokerage segment. We plan to continue to expand these offerings across our markets, and to develop additional offerings to enhance the experience for HomeSmart agents and consumers. Affiliated Business Services have not contributed a significant portion of our revenue to date, although we expect these revenue streams to grow in the future.

Key business metrics and financial measures

In addition to the measures presented in our consolidated financial statements, we use the following key business metrics and financial measures to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions.

	Year ended December 31,		Change 2019 vs. 2020
	2019	2020	# or $	%

Key Metrics
Real Estate Brokerage
Agents	10,495	11,084	589	6%
Closed transaction sides	37,029	40,919	3,890	11%
Volume (in billions)	$12.94	$15.85	$2.91	23%
Franchises (1)
Agents	7,346	8,761	1,415	19%
Closed transaction sides	30,264	38,304	8,040	27%
Volume (in billions)	$10.70	$14.30	$3.60	34%

Financial Measures
Revenues (in thousands)	$324,605	$392,506	$67,901	21%
Gross profit (in thousands) (2)	$25,708	$30,447	$4,739	18%
Gross profit %	7.9%	7.8%	-0.2%	-2%
EBITDA (in thousands)	$7,072	$10,453	$3,381	48%
EBITDA margin %	2.2%	2.7%	0.5%	22%

(1)	Includes all Franchises except those included in the Real Estate Brokerage group above

(2)	This is defined as total revenues less commissions and other agent related costs as derived from the Statement of Operations

Key business metrics

Real estate agents

We define Real Estate Agents as independent real estate licensees associated with one of our franchised or corporate-owned brokerages. As of December 31, 2019 and 2020, our total number of agents was 17,841 and 19,845, respectively, which consisted of 10,495 and 11,084 brokerage agents and 7,346 and 8,761 franchise agents, respectively.

Each year, a significant portion of our agents join organically. The low cost to agents coupled with the power of our brand yields cost-efficient customer acquisition metrics and unlocks attractive unit economics for our agents. In the previous four fiscal years combined, we have averaged 75% net agent growth organically whereas 25% net agent growth have been realized through acquisition.

We believe that we have the opportunity to continue growing our agent count both within and beyond the markets where we currently operate.

Closed transactions

We define Closed Transactions as the sum of all transaction sides closed on our platform. A side is a party to a real estate transaction, with most transactions including a buyer and a seller, thus adding up to two sides. We include a single transaction twice when one or more HomeSmart agents represent both the buyer and seller in any given transaction. We exclude transactions related to rentals in this metric. For the years ended December 31, 2019 and 2020, we closed 67,293 and 79,223 sides, respectively, which consisted of 37,029 and 40,919 sides closed by our corporate owned brokerages agents and 30,264 and 38,304 sides closed by franchise agents, respectively.

Closed Transactions is a key measure of the scale of our platform and drives our financial performance. Closed Transactions have increased over time as we expanded our network of agents, entered new markets, and as existing agents increased their productivity through the use of our platform.

We experience seasonality in Closed Transactions. In the real estate industry, a higher number of transactions close in the second and third quarters of the year than in the first and fourth quarters of the year. We believe that this seasonality has affected and will continue to affect our quarterly results. However, our rapid growth in recent years may obscure the extent to which seasonal trends have affected our business and may continue to affect our business. Our Closed Transactions are also influenced by market conditions that affect home sales, such as local inventory levels and mortgage interest rates.

Transaction volume

Transaction Volume is the sum of all closing sale prices for homes transacted by agents on the HomeSmart platform. We include the value of a single transaction twice when our agents serve both the home buyer and home seller in the transaction. Home prices and corresponding real estate commissions drive revenue numbers; however, number of agents and closed transaction sides drive gross profit. Therefore, when fluctuation in home values occurs, we don’t necessarily see a direct impact to our operation.

Transaction Volume is a key measure of the scale of our platform and success of our agents, which ultimately impacts revenue. In recent years, we have seen our Transaction Volume grow from $23.6 billion in 2019 to $30.2 billion in 2020, representing growth of 27.5%. This consisted of $12.9 billion and $15.9 billion for our Real Estate Brokerage segment and $10.7 billion and $14.3 billion for our Franchise segment for 2019 and 2020, respectively.

Cohort trends

Historically, agents grow and become more successful once they join our platform. We have observed an increase in agent productivity as they benefit from the full suite of our proprietary technology offerings. As agents are able to drive and close a higher volume of transactions, they earn more in commissions. Even though the overall industry is facing downward pressure on agent commissions, our platform allows our agents to earn more as they are able to close more transactions at an increasing pace and build their own brand. This is a key indicator of the success of our business model as it enables us not only to continually grow our revenue but also to engage, retain and recruit agents on our platform over time. On a rolling six-month cohort basis between the first half of 2016 and the first half of 2019, our agents saw an average increase in agent revenues of approximately 20% from the first year to the second year after joining our platform.

In addition, the cohort chart below shows the increase in agent revenues (net of churn) generated from agent cohorts since 2016. The first year of a cohort reflects four quarters of revenues for agents that joined our platform in the first quarter, three quarters of revenues for agents that joined in the second quarter, two quarters of revenue for agents that joined in the third quarter, and one quarter of revenue for agents that joined in the fourth quarter.

Non-GAAP financial measures

EBITDA and EBITDA margin

EBITDA is a non-GAAP financial measure that represents our net income adjusted for interest expense, income taxes, and depreciation and amortization. EBITDA Margin is calculated by dividing EBITDA by revenue.

We use EBITDA and EBITDA Margin in conjunction with GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance. We believe EBITDA and EBITDA Margin are also helpful to investors, analysts and other interested parties because they can assist in providing a more consistent and comparable overview of our operations across our historical financial periods. EBITDA and EBITDA Margin have limitations as analytical tools, however, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Because of these limitations, you should consider EBITDA and EBITDA Margin alongside other financial performance measures, including net loss and our other GAAP results. In evaluating EBITDA and EBITDA Margin, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and EBITDA Margin should not be construed to imply that our future results will be unaffected by the types of items excluded from the calculation of EBITDA and EBITDA Margin. EBITDA and EBITDA Margin are not presented in accordance with GAAP and the use of these terms varies from others in our industry.

The following table provides a reconciliation of net income to EBITDA:

	Year ended December 31,
	2019	2020
	(in thousands, except percentages)

Net income	$5,996	$9,205
Adjusted to exclude the following:
Interest expense	220	182
Taxes	191	155
Depreciation and amortization	665	911

EBITDA	$7,072	$10,453

EBITDA margin %	2.2%	2.7%

Key factors affecting our performance

We believe that the future success of our business depends on many factors, including the factors described below. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to continue to grow our business.

Growth in the number of agents and closed transactions on our platform

Our continued success depends on our ability to grow the number of agents and increase transaction volume on our platform. As we increase the number of our agents, our closed transactions grow, which in turn drives revenue growth through higher commissions, franchise fees and affiliated business services fees. We intend to drive continued growth in the number of agents on our platform in the markets where we have an established presence, as well as entering into new markets. Our expansion in new markets is fueled by new market development, corporate acquisitions, and franchise sales. We continuously invest to increase brand awareness, which has historically driven substantial growth in the number of agents on our platform and our revenue. As agents join our platform and realize the value of the business model and technology, this results in referrals to HomeSmart and accelerates our growth. We seek to continue to grow our agent count and increase the number of closed transactions to grow our revenue, increase profitability, and drive greater cash flow.

Expansion of affiliated businesses

We have entered into, and plan to continue to enter into, new affiliated business opportunities. We also plan to expand our title and mortgage services offerings across our corporate brokerage markets and franchise markets, either through partnerships or direct offerings. We believe that expansion in these affiliated business opportunities will further establish HomeSmart as a single platform that enables consumers, agents, brokers and franchisees to manage transactions seamlessly. We expect that entering into affiliated businesses will also increase our revenue, improve our gross margin, and result in greater profitability in the long term.

Execution of strategic acquisitions

We intend to continue to make strategic acquisitions to grow our agent count, expand into new markets or add new capabilities to our technology platform. We opportunistically target brokerages in larger metropolitan regions where growth and transaction volumes are of scale, transaction volumes per agent are strong and synergy potential from displacing expensive point solutions are high. We have a strong track record of acquisitions and have integrated multiple brokerages and franchisees into our business, which has helped drive our profitable growth. We believe that our future results of operations will be affected by our ability to continue to identify and execute such transactions that are accretive to our growth and profitability.

Investment in growth

We intend to continue to invest in our business so that we can capitalize on our large market opportunity. We plan to further invest in our technology platform to drive agent productivity and increase the value proposition of the HomeSmart business model. Our proprietary technology streamlines the transaction management process through an automated interface, which allows our brokerage and our agents to close a high number of transactions quickly. We are developing a more integrated experience for the consumer and their agent, which we believe will drive a more seamless experience and increase repeat business with the consumer and the HomeSmart brand. Additionally, we will also invest in our sales and marketing activities to attract and retain franchise partners and agents, increase brand awareness with home buyers and sellers, and increase our revenue per side through our affiliated businesses. We also expect to incur additional general and administrative expenses to support our growth and our transition to a publicly traded company. While our investments in growing our business may not result in revenue in the near term, we believe these investments will help us attract more agents to our platform and position us to increase our revenue over time.

Recent Events

On October 30, 2021, we entered into a definitive agreement (the “Stock Purchase Agreement”) to purchase a U.S.-based residential real estate brokerage for aggregate cash consideration of $9,550,000, subject to certain adjustments set forth in the Stock Purchase Agreement. The target brokerage follows a similar model to ours and has over 1,800 agents. We anticipate that the transaction will close on or before January 1, 2022, subject to satisfaction of certain closing conditions. The Stock Purchase Agreement may be terminated at any time prior to the closing date by mutual written consent of the buyer and seller, and under certain other conditions.

COVID-19 Impact to our operations

In March 2020, the World Health Organization declared the outbreak of the COVID-19 coronavirus pandemic, which resulted in authorities implementing numerous measures to contain the virus, including quarantines, shelter-in-place orders, and business limitations and shutdowns.

Many governmental authorities put in place limitations on in-person activities related to the sale of residential real estate, such as prohibitions or restriction on in-home showings, inspections and appraisals, and availability or hours of local real property documentation searches and new recordings. As a result, in the second quarter of 2020, the COVID-19 pandemic significantly and adversely affected residential real estate transaction volume and new listings and home buying activity was down significantly year-over-year. Our revenue declined during this period. However, the combination of low supply and historically low interest rates allowed housing prices to remain steady.

The government prohibitions and restrictions were largely lifted in the second half of 2020 and real estate activity returned to pre-pandemic levels by the end of the third quarter of 2020. Housing prices began to rise in the second half of 2020 and continued into the first quarter of 2021. As a result, our results of operations showed no adverse impact in the third and fourth quarters of 2020 and revenue increased in fiscal year 2020 compared to fiscal year 2019.

Components of results of operations

Revenues

Real estate brokerage

We generate the majority of our revenue by assisting home sellers and buyers in listing, marketing, selling and finding homes, or leasing activities. We operate both corporate brokerages and franchised brokerages that hold the real estate brokerage license that is necessary under state laws and regulations to provide brokerage services to conduct transactions between buyers and sellers. We are the principal in the transaction and recognize revenue based on the gross commission income we expect to receive. Revenue is recognized upon the transfer of control of promised services to the home sellers or home buyers. Accordingly, real estate commissions are recorded as revenue at the point in time real estate transactions are closed (i.e., sale, purchase or leasing of a home).

Franchise

We generate revenue from franchisees through initial franchise fees, branch fees, technology fees, MLS fees and marketing and other support services fees. These fees are determined based on location and are typically made as one-time purchases by the franchisee. We also generate monthly recurring royalty revenue based on agent count and transaction count per location.

Affiliated businesses

We also recognize revenue from other affiliated business services related to the home transaction such as mortgage, title, escrow and other ancillary services. For mortgages, we generate revenue through the origination and sale of mortgage loans, including: (a) the net gain on sale of loans, which represents the premium we receive in excess of the loan principal amount and certain fees charged by investors upon sale of loans into the secondary market, (b) loan origination fees (credits), points and certain costs, and (c) the change in fair value of interest rate locks and loans held for sale. An estimate of the net gain on sale of loans is recognized at the time an interest rate lock is issued, net of a pull-through factor. Subsequent changes in the fair value of interest rate lock credits (“IRLCs”) and mortgage loans held for sale are recognized in current period earnings. When the mortgage loan is sold into the secondary market, any difference between the proceeds received and the current fair value of the loan is recognized in current period earnings.

We recognize revenue from our title and escrow affiliated business services when earned, generally at the time a real estate transaction closes. For title services, we are an agent in the transaction, whereby revenues are recognized as the net amount we earn in our performance of the service.

Commissions and other agent-related costs

Commissions paid to agents of our company owned brokerages are recognized concurrently with associated revenue and are presented within the Commissions and other agent-related costs expense line on our consolidated statement of operations. Fees are also paid to external brokerages for client referrals, which are recognized and paid upon the closing of a real estate transaction. We also charge our agents various fees for the services that we provide. These fees are either transaction based, where amounts are collected at the closing of a real estate transaction, or in the form of periodic fixed fees. These fees are recognized as a reduction to commissions and other related expenses.

We also incur costs related to the sale of new franchises which are also included in Commissions and other agent-related costs.

Our mortgage, title and escrow affiliated business services incur personnel-related costs, including salaries, benefits and bonuses, incurred in connection with either funding new loans or closing transactions within title and escrow. Other direct costs include title policies issued as well as other notary and recording fees. Each of these costs are also included in Commissions and other agent-related costs.

We expect our Commissions and other agent-related costs to increase in absolute dollars as our revenue continues to grow. We also expect our cost of sales to fluctuate as a percentage of revenue from period-to-period based on our revenue mix.

General and administrative

General and administrative expense consists primarily of personnel-related costs, including salaries, benefits and bonuses, for our executive management and administrative employees, including finance and accounting, legal, human resources and communications, brokerage operations, the occupancy costs for our headquarters and other office-related expenses for supporting our agents, administrative functions, professional services fees for legal and finance, insurance expenses and talent acquisition expenses.

We expect that general and administrative expenses will increase in absolute dollars and fluctuate as a percentage of revenue from period-to-period as we focus on the development of processes, systems and controls to enable our internal support functions to scale with the growth of our business. We expect to incur additional expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange, expenses related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and higher expenses for directors’ and officers’ insurance, investor relations and professional services. We expect that general and administrative expenses as a percentage of revenue will decrease over the long term as we benefit from greater scale.

Sales, marketing and advertising

Sales, marketing and advertising expenses consist primarily of public relations, communications and events expenses, personnel-related costs, including salaries, benefits and bonuses, for employees supporting franchise sales, marketing, agent recruiting and retention costs, acquisitions and new office expansions, ancillary services and costs related to national referral, relocation, lead generation and call center activities. Sales, marketing and advertising expenses also include advertising expenses such as print advertising, content marketing, online and social media advertising, event marketing and promotional items, which are expensed as incurred.

We plan to continue to invest in sales, marketing, and advertising to grow our agent base, attract and retain new franchise partners and agents, increase brand awareness with home buyers and sellers, and increase our revenue per side through affiliated business services. As a result, we expect that sales and marketing expenses will increase in absolute dollars as we continue to experience increased adoption of our platform, model and programs. We also expect sales and marketing expenses to fluctuate as a percentage of revenue from period-to-period in the near term as we invest in our business and decrease as a percentage of revenue over the long term as we benefit from greater scale.

Depreciation and amortization

Depreciation and amortization expense consists primarily of depreciation and amortization of our property and equipment, capitalized software and acquired intangible assets.

We expect depreciation and amortization expense will increase on an absolute dollar basis and fluctuate as a percentage of revenue from period-to-period as we continue to invest in our platform to develop new functionalities, purchase technology through acquisitions and develop our technology infrastructure. We will also continue to invest in property and equipment, including leases, to support our overall growth.

Results of operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in the prospectus. The following tables set forth our results of operations for the periods presented in dollars and as a percentage of revenue:

	Year ended December 31,		Change 2019 vs. 2020
	2019	2020	$	%
	(in thousands, except percentages)

Revenue
Real Estate brokerage	$315,947	$380,890	$64,943	21%
Franchise	4,577	5,635	1,058	23%
Affiliated business	4,081	5,981	1,900	47%

Total revenues	324,605	392,506	67,901	21%

Operating expenses
Commission and other agent-related costs	298,897	362,059	63,162	21%
General and adminsitrative	14,783	16,576	1,793	12%
Sales, marketing, and advertising	3,780	3,975	195	5%
Depreciation and amortization	665	911	246	37%

Total operating expenses	318,125	383,521	65,396	21%

Interest, taxes, and other	484	(220)	(704)	-145%

Net income	$5,996	$9,205	$3,209	54%

Comparison of 2019 and 2020

Revenues

Real estate brokerage

Real estate brokerage revenues increased by $64.9 million, or 21%, for 2020 compared to 2019. Of the 21% year-over-year increase in revenue, 58% or $38 million was due to increased closed transactions while 42% or $27 million was due to an increase in the average home value per closed transaction.

Franchise

Franchise revenues increased by $1.1 million, or 23%, for 2020 compared to 2019. The increase was due to a $0.9 million increase from the number of transactions closed and $0.2 million was due to the increase in number of agents in 2020 as compared to 2019. Our increase in agent count was driven in part by continued geographic expansion into six new markets during 2020.

Affiliated business

Affiliated business revenues increased by $1.9 million, or 47%, for 2020 compared to 2019. The increase was primarily driven by a 40% increase in closed transactions in our title subsidiaries in 2020 as compared to 2019. In addition, our mortgage subsidiary had its first full year of loan origination in 2020 as compared to only two months in 2019.

Commissions and other agent-related costs

Commission and other agent-related costs increased by $63.2 million, or 21%, for 2020 compared to 2019. The increase was primarily driven by a higher number of closed transactions coupled with higher average home values per closing in 2020 as compared to 2019. The increase in commissions expense as a percentage of revenue in 2020 compared to 2019 was primarily due to the mix of the commission arrangements we have with our agents.

General and administrative

General and administrative expense increased by $1.8 million, or 12%, for 2020 compared to 2019. The increase was primarily driven by increases of $1.0 million in personnel-related costs, $0.4 million in higher professional fees, and $0.4 million of rent and other office-related expenses.

Sales, marketing, and advertising

Sales, marketing, and advertising expenses increased by $0.2 million, or 5%, for 2020 compared to 2019. The increase was primarily driven by an increase in agent recruitment and retention costs and communications and events expenses, which was driven by our annual growth summit event which occurs in the first quarter of the fiscal year.

Depreciation and amortization

Depreciation and amortization expense increased by $0.2 million, or 37%, for 2020 compared to 2019. The increase was primarily driven by an increase in depreciation due to the increased capital expenditures as well as amortization costs from past acquisitions.

Liquidity and capital resources

Since inception, we have generated cash flows from operations and have primarily financed our operations from our cash flows from operations. As of December 31, 2020, we had cash and cash equivalents of $10.7 million and retained earnings of $2.4 million.

We expect operating income and cash flows generated from operations to continue to be re-invested in the expansion of our business. We believe our existing cash and cash equivalents, the secured credit facilities (as defined below) and available access to equity and debt financing will be sufficient to meet our working capital and capital expenditures needs for at least the next 12 months.

Our future capital requirements will depend on many factors, including, but not limited to, growth in the number of our agents and the associated costs to attract, support and retain them, our expansion into new geographic markets, future acquisitions, and the timing of investments in technology and personnel to support the overall growth in our business. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The issuance of additional equity would result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. There can be no assurances that we will be able to raise additional capital. In the event that additional financing is required from outside sources, we may not be able to negotiate terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition and results of operations could be adversely affected.

In addition to the foregoing, based on our current assessment, we do not currently anticipate any material impact on our long-term liquidity due to the COVID-19 pandemic. However, we will continue to assess the effect of the pandemic on our operations. The extent and duration of the impact of the COVID-19 pandemic over the longer term remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of new COVID-19 variants, the timing, availability, and effectiveness of vaccines against new COVID-19 variants, and the impact of these and other factors on residential real estate values, real estate transaction behavior in general, and on our business in particular. A recession or long-term market correction resulting from the spread of COVID-19 could materially affect our business, financial condition and results of operations.

Cash flows

The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,		Change 2019 vs. 2020
	2019	2020	$	%
	(in thousands, except percentages)
Cash provided by operating activities	$6,127	$8,259	$2,132	35%
Cash used in investing activities	(948)	(679)	269	-28%
Cash used in financing activities	(4,498)	(2,889)	1,609	-36%

Net change in cash	$1,609	$4,691	$4,010	589%

Operating activities

For the year ended December 31, 2020, net cash provided by operating activities was $8.3 million as compared to $6.1 million in 2019 which was an increase of $2.1 million or 35% over the same period ending 2019. The variance was driven from an increase of $3.2 million in net income offset by $2.6 million of net disbursements of mortgages originated as well as other changes in operating assets and liabilities.

Investing activities

For the year ended December 31, 2020, net cash used in investing activities was $0.7 million as compared to $1.0 million in 2019 which was a decrease of $0.3 million or 28% as compared to 2019. The decrease was primarily due to acquisition related costs incurred in 2019 as part of a previous acquisition offset by notes receivable and fewer capitalized costs on internally developed software in 2020 as compared to 2019.

Financing activities

For the year ended December 31, 2020, net cash used in financing activities was $2.9 million as compared to $4.5 million in 2019 which was a decrease of $1.6 million or 36%. The primary decrease related to net paydowns on our secured lines of credit in the amount of $2.2 million in 2019 as compared to net draws on secured lines of credit in the amount of $0.3 million in 2020.

Senior credit facilities and notes payable

Operating secured credit facility

In February 2017, we entered into a secured credit facility agreement for which draws may be used for acquisitions and general corporate purposes (the “Operating Secured Credit Facility Agreement”). At December 31, 2019 and 2020, the Operating Secured Credit Facility Agreement provides a maximum borrowing capacity of $10 million, maturing on September 10, 2021. Borrowings bear interest at a rate equal to the London interbank offered rate (“LIBOR”), plus an applicable margin. The effective interest rate of the Operating Secured Credit Facility was 3.85% and 4.61% at December 31, 2020 and 2019, respectively. At December 31, 2019 and 2020, we had $3.2 million and $1.1 million, respectively, of borrowings outstanding and $6.8 million and $8.8 million, respectively, of additional borrowing capacity under its Operating Secured Credit Facility Agreement.

This facility is secured by our assets and also guaranteed by us. We have the option to repay our borrowings under the agreement without penalty prior to maturity. This facility also contains customary covenants, such as financial statement reporting requirements, financial covenants, and various restrictions by our operating subsidiaries to incur additional secured debt, declare dividends, changes of control, among others.

Mortgage secured credit facility

In December 2019, we entered into a secured credit facility agreement (the “Mortgage Secured Credit Facility Agreement”) which is used exclusively to fund originated mortgages which are subsequently resold to designated investors. At December 31, 2020 the Mortgage Secured Credit Facility Agreement provides a maximum borrowing capacity of $5.0 million. Borrowings for an originated mortgage bear interest at a rate equal to London interbank offered rate (“LIBOR”) plus an applicable escalating margin ranging from 0% to 10.0%, or 11.5% whichever is greater, depending on the length outstanding for the applicable draw. The terms of the Mortgage Secured Credit Facility require the borrowings associated with each mortgage to be repaid upon the sale of the mortgage to a third party. We may repay the respective borrowings in whole or in part at any time. The interest rate in effect at both December 31, 2019 and 2020 was 4.5%. At December 31, 2019 and 2020, we had $0.0 million and $2.5 million, respectively, of borrowings outstanding and $5.0 million and $2.5 million, respectively, of additional borrowing capacity under its Mortgage Secured Credit Facility Agreement.

New Secured Credit Facility

In September 2021, we entered into a new secured credit facility agreement (the “new Facility”) with JPMorgan Chase Bank, N.A., which is affiliated with one of our underwriters for this offering, to replace the preexisting Operating Secured Credit Facility. The new Facility may be used to fund acquisitions and general corporate expenditures, with a maximum borrowing capacity of $24.5 million. Borrowings bear interest at a rate equal to the LIBOR plus an applicable margin, which will equal 2.25% or 1.25% depending on the type of loan. We have the right to prepay any borrowing in whole or in part at any time. The new Facility matures in September 2022. At September 30, 2021, we had $6.5 million outstanding under the new Facility, representing amounts transferred over from the preexisting Operating Credit Secured Credit Facility, which was closed the same day the new Facility was opened.

Notes payable

We have also issued notes payable in connection with historical acquisitions. These notes typically are issued with a 5 year term and a fully amortized payoff schedule. As of December 31, 2019 and 2020, the outstanding balance was $1.8 million and $0.7 million, respectively accruing interest at 5% per annum.

Off-balance sheet arrangements

We administer escrow and trust deposits which represent earnest money deposits by the end consumer and are undistributed amounts for the settlement of real estate transactions yet to close as per the date of our fiscal year end. We are contingently liable for these escrow and trust deposits which totaled $4.9 million and $8.2 million as of December 31, 2019 and 2020, respectively. We did not have any other off-balance sheet arrangements as of or during the periods presented.

Quantitative and qualitative disclosures about market risk

Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in interest rates or inflation.

Interest rate risk

Our cash and cash equivalents as of December 31, 2020 consisted of $10.7 million in cash and money market funds. Certain of our cash and cash equivalents are interest-earning instruments that carry a degree of interest rate risk. The goals of our investment policy are liquidity and capital preservation. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate exposure. We believe that we do not have any material exposure to changes in the fair value of these assets as a result of changes in interest rates due to the short-term nature of our cash and cash equivalents.

We are also subjected to interest rate exposure on LIBOR-based interest rates on our Secured Credit Facility. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. Our Secured Credit Facility bears interest equal to the adjusted LIBOR rate plus an applicable margin or an alternate rate of interest upon the occurrence of certain changes in LIBOR. As of December 31, 2020, we had a total outstanding balance of $3.6 million. Based on the amounts outstanding, a 100-basis point increase or decrease in market interest rates over a twelve-month period would not result in a material change to our interest expense.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs with increased revenue. Our inability or failure to do so could harm our business, financial condition, and results of operations.

Critical accounting policies and estimates

Our discussion and analysis of financial condition results of operations are based upon our consolidated financial statements included elsewhere in this prospectus. The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below are the most difficult management decisions as they involve the use of significant estimates and assumptions as described above.

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for more information.

Revenue recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). We adopted the new revenue standard on January 1, 2018, using the modified retrospective transition method. The adoption of this guidance did not have a material impact on our financial position, results of operations or cash flows.

We primarily generate revenue from three business segments: Real estate brokerage, Franchise, and Affiliated business services. Multiple revenue streams are generated through company-owned brokerages, franchises, and through our mortgage and title companies. Real estate brokerage revenue is earned by charging commissions upon the closing of a real estate transaction or the execution of a lease when we provide brokerage services to one or multiple of the parties involved. Additionally, we earn revenues from franchise royalties, as well as transaction-based fees from the mortgage, title, escrow and other ancillary services it provides to consumers. Our revenue recognition policies are discussed further below by business segment:

Real estate brokerage

As an owner-operator of real estate brokerages, we assist home buyers and sellers in listing, marketing, selling and finding homes. Real estate commissions earned by our real estate brokerage business are recorded as revenue at the closing of a real estate transaction (i.e., purchase or sale of a home, execution of a lease). These revenues are referred to as real estate brokerage revenue. The commissions we pay to real estate agents are recognized concurrently with the associated revenues and presented in the real estate brokerage line item on the accompanying Combined Statements of Income.

In such real estate transactions, we hold the real estate brokerage license that is necessary under relevant state laws and regulations to provide brokerage services and, therefore, control those services that are necessary to legally transfer real estate between home buyers and sellers. Although our agents are independent contractors, they cannot execute a real estate transaction without a brokerage license, which we possess. We have the only contractual relationship for the sale or exchange of real estate with its customer (i.e., the home buyer or seller). Accordingly, we are the principal in its transactions with both home buyers and sellers; or lessees and lessors in the case of an execution of a lease.

As principal, we recognize revenue in the gross amount of consideration we expect to receive in exchange for those services, which is determined based on the sales price multiplied by the commission rate as agreed upon in the respective independent contractor agreement between each agent and us.

Franchise

We franchise our real estate brands to real estate brokerage businesses that are independently owned and operated. Franchise revenue principally consists of royalty and marketing fees earned from our franchisees.

The franchise arrangement requires us to perform various upfront activities to support the brand such as training, pre-opening assistance, and access our technology platform. These upfront services are highly interrelated with the franchise right as they do not provide a substantive service to the customer on their own. Together, the upfront services and franchise right represent a series of distinct daily services rendered over time. Consistent with the transfer of control for distinct, daily services to the customer, franchise fee revenue from the sale of individual franchises and fees for new branch locations are deferred and recognized over the term of the individual franchise agreement, 5 or 10 years, on a straight-line basis. The franchise deferred revenues are presented in other current and non-current liabilities.

The royalty received is primarily based on the franchisee’s agent count and the number of real estate transactions closed in a month. Royalty fees are accrued as the underlying franchisee revenue is earned (typically upon close of the real estate transaction).

We also earn marketing fees on a monthly basis from its franchisees. Such fees are utilized to fund ongoing marketing campaigns on behalf of its franchisees and are recognized as franchise revenue in the month earned. In addition, we recognize a deferred asset for commissions paid for the sale of a new franchise as these are considered costs of obtaining a contract with a customer that are expected to provide benefits to us for longer than one year. We classify capitalized commissions as current or non-current assets in the Combined Balance Sheets based on the expected timing of recognition of the expense. The amount of commissions is a flat rate for each location and is amortized over a period of five years. The amount of capitalized commissions was $0.6 million at both December 31, 2019 and 2020, respectively.

Affiliated business services

We provide mortgage, title, escrow and other ancillary services to the consumer. Revenues for mortgage services are recorded as earned, generally at the time a real estate transaction is closed. We also began originating mortgage loans in April 2020, which it in turn intends to sell in a short period of time after issuance. Upon sale of a mortgage loan into the secondary mortgage market, any difference between the proceeds received and the current fair value of the loan is recognized in the Affiliated business services revenue line item on the Combined Statements of Operations. We also enter into interest rate lock commitments (“IRLCs”) with customers at the beginning of the lending process. Any gain (loss) on IRLCs is recognized in current period earnings. Mortgage loans held for sale are typically sold within 30 days after loan issuance.

Title and escrow revenues within our affiliated business services are recorded as earned, generally at the time a real estate transaction closes. For title services, we act as an agent for insurance policy underwriter by performing title related services on their behalf. The insurance policy underwriter is the primary obligor for the policy. Accordingly, we recognize revenue solely based on the net amount we earn for its performance of the title related services, as opposed to the gross amount of the title insurance transaction. For escrow services, our primary responsibilities are to administer funds and enforce the terms of the escrow agreement. In this capacity, we are an agent in its promise to perform the services for the real estate broker, who is the principal and primary obligor. Accordingly, we recognize escrow services revenue upon performance of the services, in the amount contractually agreed upon with the broker.

Commission and other related costs

We pay commissions to agents of our owned brokerages for which the associated costs are recognized concurrently with the associated revenue and are recorded within the Commission and other agent-related costs line item on the Combined Statements of Operations. Additionally, we pay fees to external brokerages for client referrals, which are recognized and paid upon the closing of a real estate transaction, and we charge our agents various fees for the services it provides. These fees are either transaction based, where amounts are collected at the closing of a brokerage transaction, or in the form of periodic fixed fees over a defined period of time. Fees charged to affiliated agents are recognized as a reduction to Commission and other agent-related costs as the reimbursements do not constitute a form of revenue nor do they constitute a reimbursement for a specific, incremental, identifiable cost for us.

We also incur costs related to the sale of new franchises which are included in the Commission and other agent-related costs on the Combined Statements of Operations.

The mortgage, title and escrow Affiliated business incurs personnel-related costs, including salaries, benefits and bonuses, incurred in connection with either funding new loans or closing transactions within title and escrow. Other direct costs include title policies issued as well as other notary and recording fees. The net amount of these costs are also included in Commission and other agent-related costs on the Combined Statements of Operations.

Mortgage loans held for sale

We have elected the fair value option for accounting for mortgage loans held for sale with unrealized gains and losses included in Affiliated business services revenue in the Combined Statements of Income. Mortgage loans held for sale are loans originated as held for sale, that are expected to be sold into the secondary mortgage market.

Goodwill, Intangible assets and other long-lived assets

Goodwill represents the excess of acquisition costs over the fair value of the net tangible assets and identifiable intangible assets acquired in a business combination. Goodwill is not amortized but is subject to impairment testing. The aggregate carrying value of our goodwill was $5.2 million at December 31, 2019 and 2020, respectively, and is subject to an impairment assessment annually as of October 1, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. As part of the annual goodwill impairment test, we first perform a qualitative assessment to determine whether further impairment testing is necessary. If, as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test will be required. If we have determined it necessary to perform a quantitative impairment assessment, we will compare the fair value of the reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, limited to the total amount of goodwill of the reporting unit. We did not recognize any goodwill impairment charges for any of the periods presented.

Intangible assets are carried at cost, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives. We estimate the useful life by estimating the expected period of economic benefit. Intangible assets consist of agent relationships, pending sales and listings and trade names acquired through historical acquisitions. The estimated useful life of our intangible assets range from one to five years. We performed an evaluation for impairment and determined there was no impairment for the years ended December 31, 2019 and 2020.

We evaluate long-lived assets, which include depreciable intangible and tangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of long-lived assets may not be recoverable. The recoverability of these assets is measured by comparing the carrying amounts to the future undiscounted cash flows these assets are expected to generate. We recognize an impairment in the event the carrying amount of such assets exceeds the fair value attributable to such assets. There were no events or changes in circumstances that indicated the long-lived assets were impaired during any of the periods presented.

Recent accounting pronouncements

See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR). ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. As a result of becoming a public company, we will be required, pursuant to Section 404 of SOX, as amended, to furnish a report by our management on, among other things, the effectiveness of our ICFR for the first fiscal year beginning after the effective date of the registration statement of which this prospectus is a part or the date we are no longer an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), if we take advantage (as we expect to do) of the exemptions for EGCs contained in the JOBS Act. This assessment will need to include disclosures of any material weaknesses identified by our management in our internal control over financial reporting.

We and our independent registered public accounting firm were not required to, and did not, perform an extensive evaluation of our ICFR as of December 31, 2020 or any prior period in accordance with the provisions of SOX. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under SOX after the completion of this offering.

While preparing the consolidated financial statements that are included in this prospectus, our management has determined that we have material weaknesses in our internal control over financial reporting. The identified material weaknesses were associated with the following areas:

•	Insufficient and appropriate controls were not established associated with the recording of journal entries;

•

Ineffective controls established to ensure proper reconciliations between our transaction management platform and our general ledger which affected the completeness and accuracy of our revenue recognition and commission and other agent related costs; and

•

Inadequate establishment of a compliant SOX control environment including items such as instituting formal and written accounting policies consistent with GAAP, having documented internal controls which are also associated with control owners, and having a sufficient number of employees with experience establishing and maintaining an effective internal control over financial reporting environment.

We are establishing plans and working to remediate the material weaknesses identified above including taking the following actions:

•	Contract with SOX consultants as well as establish an internal audit team;

•	Perform an enterprise-wide SOX environment scoping analysis as well as develop an implementation plan;

•	Hire additional personnel within the financial reporting team who have prior experience establishing, maintaining, and working within SOX environments;

•	Create policies and procedures regarding the creation and oversight of journal entries as well as implement systematic restrictions following appropriate segregation of duties methodologies;

•	Establish controls ensuring appropriate GAAP is identified and applied to new or modified revenue transaction streams; and

•	Institute regular and recurring detailed reconciliations between our transaction management systems and our general ledger.

The actions that we are taking are subject to ongoing executive management review and will also be subject to audit committee oversight. If we are unable to successfully remediate the material weaknesses, or if in the future, we identify further material weaknesses in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated.

Letter from Matthew Widdows, Founder and Chief Executive Officer

When I entered the real estate industry over 30 years ago, I knew early on that there had to be a better way to conduct a real estate transaction. From new home sales to resale, I was quickly frustrated with outdated technology, aging and bloated brokerage models, and antiquated processes. I founded HomeSmart to improve the real estate experience, and at HomeSmart we strive every day to empower brokerages, franchisees, agents and consumers to conduct real estate transactions in a smarter way. We believe that HomeSmart is revolutionizing the real estate transaction through technology, scale, and service.

A smarter way

The market for residential real estate transactions and home-related services is highly fragmented, local, and complex. The acceptance of these challenges start at the brokerage and flow through the entire transaction. The industry is full of various technologies, models, and ways of doing business, but at the core, we’re all here to accomplish the same thing. We are here to help people make one of the most important investments of their lives, finding a place to call home.

The home selling and buying process is emotional, stressful, and opaque. By adding transparency to the process, we remove the unknown and therefore decrease the stress. The real estate transaction process doesn’t have to be the most difficult, stressful moment of someone’s life. The process of buying a home can and should be rewarding, exciting and leave buyers and sellers feeling accomplished.

Our future

Over the next few years, we believe that our organization will grow through agent and transaction count, and the development of market adjacencies, i.e., title, mortgage, and other concierge services. We intend to achieve these objectives through a strategy of organic growth, geographical expansion and synergistic acquisitions. I will continue to lead the design of our proprietary technology with a focus on creating transparency for the consumer and streamlining the entire real estate process. Longer-term, I see HomeSmart broadening our offerings to be inclusive of everything people need to conduct a real estate transaction. We believe HomeSmart will be the center of the transaction, ensuring the highest level of service at every encounter.

Service has always been a critical factor in our decision-making. We have developed our technology, business processes, metrics, and reputation to empower our team to deliver the highest possible service level with a human touch. In doing so, we have been able to scale the organization effectively and efficiently.    We have seen steady yet significant growth in both our revenue and EBITDA. We have driven aggressive top-line increases and developed proprietary technology, all while generating a profit through fiscal responsibility and our elimination of wasteful spending. As an organization, we don’t just throw money at a problem. We try to think outside the box to solve that problem in a fiscally responsible manner.

Fiscal responsibility

HomeSmart approaches its business in a fiscally responsible manner. We have historically generated positive cash flows, allowing us to invest in the business continually while realizing annual profits. The real estate market is seeing record results, and we believe this will continue in the near term. Beyond that, even if a slowdown occurs, we believe that we are well-positioned to capture more market share due to our business model and technology advantage.

HomeSmart is truly an end-to-end platform designed to increase the productivity of brokerage staff, real estate professionals, and ultimately consumers, resulting in lower corporate overhead. We’ve created a unique position amongst our peers as we’re fully tech-enabled, agent-centric, and scalable while delivering service, training, branding, and more. We do this primarily on a transaction fee basis, keeping the cost low for franchisees and agents alike.

The future is bright for HomeSmart and real estate. We understand there will be new entrants to the industry, and we are operationally and technically positioned to compete and win. Outside capital combined with our economically conscious approach will allow us to execute our strategy at a more rapid pace and magnitude, so that we can fulfill our vision to revolutionize the real estate industry through technology, scale and service.

Who we are and how we operate

The culture of HomeSmart is foundational to our success. We work hard, and we’re committed to excellence. We also care for one another as individuals. We connect, we support, we coach, and we build each other up. Our culture is tangible. You feel it when you walk into our offices, and our franchisees and agents are an extension of it. We understand and appreciate the uniqueness an individual brings to the HomeSmart brand. It’s a place where people can be who they indeed are, and ideas are encouraged. We challenge everything, and it’s from those challenges that we achieve greatness.

To ensure the success and sustainability of HomeSmart, our employees, franchisees, agents, and clients, we have continuously operated under a robust strategic process. This philosophy fosters collaboration and commitment to our annual initiatives and goals. Our executive team meets regularly to assess progress toward goals and projects and adjusts as necessary. We review performance to plan in real time as a matter of daily cadence, and individuals understand how they impact the organization.

In closing

We strive for excellence every day. Our network of franchisees, agents, and consumers is why we do what we do. Our team members are the foundation of this success. We wouldn’t be here without them.

We set ridiculous expectations and we find a way to make those expectations normal. In simple terms, we set goals, build a plan and we execute. This mantra has become the fiber of our organization. It’s what has brought us to our current level of accomplishments and it will drive us to success for years to come.

I look forward to the continued growth of the organization. I thank every person who has helped make HomeSmart what it is today. I look forward to welcoming the investor community into the HomeSmart family.

Sincerely,

Matthew Widdows

Business

Mission statement

Our mission is to revolutionize the real estate transaction through technology, scale, and service. By positioning ourselves at the center of the real estate process, we have created an ecosystem that empowers brokerages, franchisees, agents and consumers to conduct real estate transactions in a smarter and more efficient way.

Opportunity

For the majority of consumers, buying and selling their home is the single most important, expensive, and long-term purchase they will ever make. The real estate industry is massive in size and, due to the recent COVID-19—pandemic, has experienced a renewed growth since our homes have become our primary places to live, learn, work and relax. The problems are:

•	The real estate industry is antiquated and dominated by legacy players who have focused on technologies, solutions and business models that have become outdated.

•

The real estate transaction is fragmented and complex, spread across multiple sub-industries and organizations, including real estate brokerage, mortgage, title and escrow, and is still primarily a paper driven, manual process, which creates confusion and a poor experience for agents, brokerages and consumers.

•	The real estate transaction lacks transparency, especially for consumers.

•	There is continued downward pressure on agent commissions and an increased need for technology to help streamline the process while keeping agents’ costs low.

•	There is a lot of irresponsible spending within the industry on acquisition of agents and technology, as well as wasteful and inefficient operations due to redundancies and lack of automation.

Through technology, scale and service, and a model focused on the agent, we believe we are well positioned to disrupt this market.

Business overview

HomeSmart is a revolutionary real estate enterprise powered by our proprietary end-to-end technology platform. We provide integrated real estate solutions to agents, brokerages, franchisees and, ultimately, the consumer. Our cloud-based platform empowers our users to succeed by providing a full suite of technology offerings covering nearly every aspect of the real estate transaction. The drive towards a seamless home buying and selling experience is the catalyst for our growth. Technology and automation are at the core of our DNA—grounded in fiscal responsibility and operational excellence. We have been developing our software in-house over the last 20 years and have a 100% adoption rate across our agents. All of our franchisees and agents are automatically added as users to and all transactions are processed through our technology platform. Our technology platform is focused on scalability and automation to drive transaction velocity, volume, and operating leverage for our brokers, franchisees, agents and consumers. Our business model has fueled our expansion, and as of                , we had over                agents across                 offices in                 states. According to RISMedia, HomeSmart was ranked in the top five residential real estate brokerages by number of transaction sides in the United States in 2020.

The market for residential real estate transactions and home-related services is highly fragmented, local and complex. Real estate agents generally operate in local markets as independent contractors and typically move from brokerage to brokerage, across disparate external systems and databases, and use a multitude of services to close a single transaction. To use these services, agents are charged numerous fees and are subject to high commission splits, which may ultimately get passed onto the consumer. Operating profitability of agents is further reduced by ongoing competitive dynamics that allow consumers to push agents for lower commissions on transactions. According to the National Association of REALTORS® (“NAR”), 75% of all agents in the United States are being charged traditional commission splits by their brokerage that typically range from 16% to 39% and can be more, demonstrating there is a clear void in cost-effective and scalable solutions available to agents.

We have built a cost-effective, agent-centric real estate business model powered by our cloud-based, end-to-end platform for the residential real estate transaction. Our business model and platform empower brokers, franchisees and agents to provide a seamless transaction process for consumers, while offering a flat transaction fee for franchisees and agents. Our RealSmart technology suite includes RealSmart Broker—brokerage and agent management; RealSmart Agent—business and transaction management; and RealSmart Client—buying and selling transaction management; through which franchisees, agents and consumers are connected in order to conduct all aspects of the real estate process. We believe our technology delivers a full end-to-end experience for the consumer, including virtual tours, marketing, document management, process (sale, purchase, mortgage, title and escrow) tracking, education and training, listing management and more. Additionally, our RealSmart platform allows data to be aggregated for accurate insights, decision making, real-time reporting, business management and transparency for the consumer. We have used the power of our technology, the structure of our fees and our dedicated customer service team to create a technology-enabled model that drives the success of real estate professionals.

We believe we offer the real estate model of the future and have developed a platform that can be utilized by all agents. We offer flexibility for agents, allowing them to choose the commission plan, business building SmartTools and resources to best meet their current business needs, while also providing them with access to world-class technology to run their business and manage their transactions autonomously and remotely. We are positioned to attract and retain agents across all levels of productivity. Our business model, based predominantly on flat transaction and subscription fees, has demonstrated over 20 years of continued agent attraction. As a result, we have an industry leading agent Net Promoter Score of over 90, which reflects our strong culture of productivity and performance across our agents.

We pride ourselves on a culture of innovation, collaboration and community. As of                 , 2021, we had employees across our business units, who support our vast network of agents across the United States. This relatively small but highly efficient team of associates continuously innovates and enhances our software platform with the goal of digitizing and automating real estate workflows that empower key stakeholders in a tech-enabled real estate ecosystem. We believe our commitment to the continued development of our technology enables us to drive significant operating efficiencies at a high level of service. Through economies of scale, as of October 2020, we are able to outperform our competition with the ability to serve 92% more agents per employee and oversee and administer 46% more transaction sides per employee than our nearest competitor according to RealTrends. This type of fiscal aptitude and responsibility is part of the fiber of HomeSmart, always focusing on eliminating waste while improving service.

We primarily generate revenue from our three key business segments: Real Estate Brokerage, Franchise, and Affiliated Business Services. Our revenue streams are generated through our corporate owned brokerages, our franchises, and our wholly owned mortgage and title companies. We generate the majority of our revenues from the real estate transactions executed by our corporate real estate brokerage where our agents represent consumers buying or selling homes. Additionally, we earn revenues from franchise royalties, as well as transaction-based fees from affiliated business services. These services are a result of our recent expansion to providing mortgages and title insurance services to our agents and consumers.

We have achieved significant growth and scale since inception. In 2019 and 2020, we generated revenue of $325 million and $393 million, respectively, representing 21% year-over-year growth. In the same periods, we had gross profit of $26 million and $30 million, respectively, representing 18% year-over-year growth. In 2019 and 2020, we had net income of $6.0 million and $9.2 million, respectively, and EBITDA of $7.1 million and $10.5 million, respectively. For more information about gross profit, EBITDA and a reconciliation of EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Non-GAAP Metrics.”

Industry overview and trends

The process of conducting a real estate transaction is complex and largely manual, and is focused in three areas: brokerage, title and escrow and mortgage. Many of the back-end processes needed to close transactions are routine, impersonal and unclear, and are driven by a multitude of local third parties who have operated for years within legacy structures. These processes are often dictated by local regulations and ordinances, complexities across city and state authorities, and local real estate customs and norms unfamiliar to the typical end consumer. These processes range from financial analysis to inspection to legal review across diligence, negotiation, finance, and close, and involve managing workflows with appraisers, contractors, banks, lawyers, title officers, insurance companies, and government authorities. Managing these processes and successfully guiding consumers across various workflows is key to providing a seamless transaction. Consumers will purchase or sell a home a few times over their lifetime and quite often, a real estate purchase is the single largest investment an individual makes. Professional guidance is key to completing a successful transaction.

The complexity around real estate transactions is compounded by shifts in buyer and seller preferences and emerging technologies. The real estate industry has historically lagged behind other industries in technological innovation. Although some progress has been made to address pain points that currently exist, many solutions fall short or operate as point solutions with a lack of integration across the residential real estate ecosystem. Oftentimes these point solutions are difficult to use with limited ability to support and upgrade the product or make it available in an omni-channel context (i.e. mobile, web, app, etc.). Many companies have tried to build solutions to displace the agent, rather than empower them. Consumers want deep engagement with an agent during a sale or purchase process. In fact, nearly 90% of sellers and buyers in the United States work with real estate agents, according to the NAR, despite the agentless models available today. Agents have been largely underserved by industry innovation despite the critical role they occupy at the center of the real estate transaction, driving positive experiences for both buyers and sellers.

There are multiple trends driving these changes in the real estate industry:

•

High commission & customer acquisition costs.    With 75% of all real estate agents in the United States being charged traditional commission splits by their brokerage that range from 16% to 39% there is a strong need for more cost-effective, scalable solutions. Agents are also burdened by high customer acquisition costs, while the national average combined commission for buying and selling agents has declined from 5.25% in 2015 to 5.03% in 2018 and 4.94% in 2020.

•

Manual, time-consuming processes.    Real estate is a market that is ripe for technological disruption. A typical day in the life of a real estate agent is mostly spent completing, submitting and filing real estate documents, coordinating appointments, showings, open houses and meetings, creating budgets for monthly, quarterly and annual operations, maintaining and managing client databases and emails. These repetitive, rule-based processes that are ripe for automation vis-à-vis the use of modern technology.

•

Disparate point solutions.    Even where agents seek technology solutions to manual, time-consuming processes, the overwhelming majority of residential real estate technology are disparate point solutions. These varying point solutions require agents to allocate significant time and resources to make sense of, and use, fragmented technology tools. This results in time spent away from serving clients, because agents are burdened with administrative tasks instead of focusing on lead generation and customer success.

•

Changes in agent preferences.    Agents are now more mobile and independent than ever, creating an ongoing push for higher payout rates and high-value services (i.e. brand equity, educational training, sales and marketing support, etc.). Technology is allowing for an unbundling, efficient centralization of these functions, smaller (or nonexistent) physical footprints and agent-centric operational models.

•

Changes in consumer preferences.    The explosion of digital services from digital access to documents to remote signing and tours means that organizations need to understand the entire customer journey and not just optimize contact points individually. According to the 2020 report, 4th edition of State of Customer Report by Salesforce, 79% of consumers say the customer experience a company provides is as important as the product or services offered. Additionally, 74% of consumers said they used multiple channels to start and complete a transaction, but there is a disconnect as 54% felt they were communicating with separate departments, not one company.

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Proliferation of mobile devices as a key customer acquisition channel.    As mobile becomes increasingly prevalent for all internet use cases, residential real estate solutions will need to continue to adapt. According to a Real Estate in a Digital Age 2019 Report by the NAR Research Group, 95% of REALTORS® use their smartphones daily or nearly daily. Additionally, according to the 2021 NAR Home Buyer and Seller Generational Trends, 76% of home buyers used a mobile phone or a tablet search device in their home search.

The process of conducting real estate transactions does not have to be the stressful experience it is today. The fragmentation, wasteful high-cost structures and constant finger pointing when something goes wrong can be solved by bringing the three major components of the transaction into one ecosystem, placing the experience of the consumer as the top priority. We can achieve greater agent and consumer satisfaction through technology and one-stop accountability for all aspects of the process. Creating our RealSmart platform has placed HomeSmart at the center of the real estate transaction. Doing so has allowed us to streamline the process across all aspects of the transaction: brokerage, agent, mortgage and title.

Our market opportunity

Our scale, technology and business model positions us favorably to capitalize on a sizable opportunity in the U.S. real estate market. We estimate our total addressable market based on the following key areas:

Total Addressable Market ($ billion)*

*	All figures are approximations

•

U.S. Residential Broker Commissions: According to the NAR, in 2020 there were 5.6 million existing homes sold in the United States with a median selling price of $296,700, generating approximately $1.66 trillion in total transaction value. The average commission rate for a U.S. residential broker, combining the buying agent and the selling agent, is 4.94%. We estimate that the roughly $1.66 trillion of existing home sales value in the United States generated approximately $82.0 billion of annual commission revenue to brokers.

•

Title Insurance & Escrow: The title insurance, as of February 2020, and escrow markets are, approximately, $16 billion and $26 billion, respectively, totaling to an approximately $42 billion market based on IBIS Research. We estimate the escrow market to be approximately $24.9 billion, based on the midpoint of industry standard 1-2% escrow relative to total transaction value of approximately $1.66 trillion. The Title Insurance and Escrow industry has grown substantially over the past few years into 2020 as a result of strengthening macroeconomic conditions and healthier demand from domestic consumers.

•

U.S. Residential Mortgages: We estimate that using the approximately $1.66 trillion aggregate transaction value and a 55% loan-to-value average ratio across the United States for residential homes in 2020, as well as a 30-year fixed-rate mortgage rate of 3% according to the MBA Mortgage Origination Report yields an approximately $27.4 billion market.

We believe that the RealSmart platform coupled with our low cost, agent-centric approach will continue to fundamentally change the way real estate organizations function, which positions us to capture a larger percentage of our total addressable market.

Our Segments

Real Estate Brokerage

Our corporate brokerage division operates across the country, providing residential real estate services to consumers through our HomeSmart agents. Each brokerage operates on the RealSmart platform. We centralize many of our operational practices serving our agents through our headquarters. We guide our agents as they assist consumers through real estate transactions.

We provide our agents with educational opportunities in required continuing education topics, business building, marketing, and more. We have physical offices available for our agents to conduct real estate business and provide them with necessary tools and resources. Private offices are also available to rent in each of our corporate locations.

Franchise

Our franchising division provides on-boarding, training, and continual support to each of our franchise partners. Franchisees attend our training program in addition to one-on-one onboarding as they begin to operate within the HomeSmart model. Every franchisee operates on the RealSmart platform to manage their brokerage operation. Franchisees can elect to contract with our corporate office to serve their agents across the country through our Centralized Services offering. Serving agents from the corporate office fosters consistency of service across the brand.

Marketing, service, sales, and educational opportunities and support are available to our franchisees through our platform. Franchise mastermind conferences are held to support the development of each location further.

Affiliated Business Services

We also offer several ancillary services that are emerging business lines for us, which include: Equitable Title Agency, Equitable Escrow, and FINCo dba Minute Mortgage.

We apply the same centralized, service-focused approach for title and escrow as we do for residential real estate. We centralize the operational aspects of the business and minimize the physical footprint of the operation. Equitable Escrow provides title and escrow services to consumers as a part of the settlement process during a real estate transaction.

For mortgage, we aim to streamline the loan process and add transparency to the process for the consumer. We are taking the same centralized approach to the operation, giving the additional consumer support throughout the process. We originate mortgages and sell those mortgages to the secondary market within thirty days.

Our platform

Our platform aims to streamline and automate the entire process of selling and buying a home and permeates across our three business segments: Real Estate Brokerage, Franchise and Affiliated Business Services. The RealSmart suite provides brokers, franchisees, agents and consumers with an end-to-end solution that creates transparency throughout the transaction and drives transaction-based fees from our affiliated services that are also integrated into our platform, such as mortgage and title insurance. We have designed our platform to simplify a sophisticated process through an intuitive user interface that gives access to relevant information in real time. We developed an omni-channel approach, enabling access through websites or mobile apps to drive efficiency and adoption.

Our RealSmart solutions for franchisor, franchisees and brokers

Franchise Manager and RealSmart Broker offer solutions for our franchisors, franchisees and brokers.

Franchise Manager provides key business and operating metrics and has reporting features that aggregate up to the franchisor. This solution enables our team to manage franchise activation, produce accurate outputs and reporting, manage royalty billing, as well as document storage and retrieval. The analytics and business intelligence generated from Franchise Manager allows leaders to make short- and long-term decisions to drive top- and bottom-line growth.

RealSmart Broker enables brokers to manage documents and files throughout the transaction through one portal, collaborate seamlessly with agents on workstreams and approvals, automate notifications and real-time updates, and complete business intelligence on agent activity. Brokers get real-time reporting on agent and brokerage productivity metrics, providing full visibility into day-to-day operations. With all HomeSmart agents on the same platform, franchisees can access their entire database of transaction history from which to benchmark, providing them with deeper insights for better decision making.

Our RealSmart solution for agents

RealSmart Agent provides an all-in-one solution empowering our agents to maximize productivity and streamline business tasks through both online access and our app, RealSmart Agent Mobile. Our agents are able to conduct business that goes beyond transaction management, from marketing and technology tools, client relationship management, marketplace listings, automated paperwork processes, partner networks, to support and training. The cost of these services is charged to agents on a subscription basis, and we have 100% transaction management adoption across all our agents. Together, RealSmart Broker and Agent enable real-time document review status and a streamlined communication platform to drive and prioritize process and workflows between parties.

Our RealSmart solution for consumers

RealSmart Client provides omni-channel solutions for consumer access to property and agent searches, property tour management, document storage, and HomeSmart Holdings owned and/or vetted mortgage and title companies. RealSmart Client gives the consumer detailed insight into the listing and transaction process and is fully integrated with our RealSmart Agent app to allow for full omni-channel access. RealSmart Client was launched in 2021, with the goal of keeping the agent at the center of the transaction by connecting the consumer and the agent for life while providing full visibility and transparency for everyone involved in the transaction.

Our markets

We have an extensive footprint across the United States covering                 states and                offices. We have expanded rapidly from our headquarters in Scottsdale, Arizona, and have focused initially on large metropolitan markets with high agent counts and transaction sides. A side is a party to a real estate transaction, with most transactions including a buyer and a seller, or two sides. We serve additional branch offices in the outlying areas surrounding our main office locations. Our key markets for recent expansion have been in Colorado, Washington, D.C., Virginia, Maryland, Florida and Georgia. We seek to expand in markets where there is a high concentration of real estate professionals who we believe are frustrated with broker-centric brokerages. These markets tend to have legacy structures, outdated models and expensive fragmented technologies that local brokerages struggle to integrate effectively as they scale.

Our business model is focused on scale, volume and velocity, and we provide service and flexibility for all agents to drive their own businesses. We operate across three segments:

•	Real estate brokerage: We assist home sellers and buyers in listing, marketing, selling and finding homes, or leasing activities through our corporate brokerages;

•

Franchise: We franchise our real estate brands to real estate brokerage businesses. We generate fees from our franchised brokerages, including franchise fees, branch fees, technology fees, MLS fees and marketing and other support services fees; and

•	Affiliates businesses: We offer affiliated business services related to the home transactions, such as mortgage, title, escrow and other ancillary services.

Our technology and scale provide us with significant operating leverage across these segments, which enables us to offer multiple commission structures. These include revenue share options and our 100% flat fee option, which has comprised nearly all of our business to date. We believe we were a pioneer on flexible and remote working arrangements and paperless transaction management, and we invested in technology early with Smart Reception, virtual management and communication tools through our RealSmart portals, technology support and training services, and offsite, remote working capabilities — all of which enable our agents to manage their businesses virtually and stay connected with their clients.

We have expanded across the nation with brokerages from coast to coast. We believe there are opportunities for continued organic growth in our existing markets on the East and West Coasts, as well as across middle America. We have a demonstrated track record of successful integrations of brokerages and franchises that has fueled our market expansion and presence in key markets. Our market expansion strategy is predicated on profitability, margin, local market dynamics and long-term growth viability. We systematically review market share dynamics, growth and volumes to ensure we target new markets on a profitable basis and drive our market penetration.

We opportunistically target brokerages in broader metropolitan regions where growth and transaction volumes are of scale, transaction volumes per agent are strong, and synergy potential from displacing expensive point solutions are high. Our franchise model is expanded on a highly selective basis, either to scale in regions where we have a strong franchise presence to drive brand awareness and scale, or in new markets with complex local market and brokerage requirements to facilitate rapid expansion. We typically structure investments in franchises with provisions for rights of first refusal to acquire in the future.

Who we serve

We offer a high-service, high-value technology-enabled residential real estate platform that allows agents to drive their businesses autonomously and remotely. Our comprehensive, end-to-end technology platform fuels an ecosystem that delivers consistency and value for all the stakeholders we serve: brokerages, franchisees, agents and consumers. As of                we had                corporate-owned brokerages and                non-corporate brokerages, for a total of                franchises and                agents.

Our value proposition to brokers, franchisees, and agents

100% commission based.    Our primary model minimizes expenses for the agent through our 100% commission, flat transaction fee model. We believe this option provides agents with a greater share of the commission than traditional real estate brokerages, giving them the flexibility to invest back into their own business in the areas they determine most important.

Fully integrated, best-in-class technology.    We built our platform in-house to support our agents so they can focus on what matters—prospecting and serving their client. We provide one end-to-end system for brokers, enabling agents to access and use our systems at no additional cost. Our platform seamlessly integrates with external data sources (i.e. MLS)—from a brokerage standpoint, having one complete technology platform means having the ability to scale and grow affordably.

Optionality and flexibility.    We provide our agents flexibility in how they manage and build their own business. Our variety of fee options allows agents to choose the best fee plan and business structure for each phase of their career.

In August 2021, we introduced HomeSmart+, which provides agents the ability to earn income by referring other real estate professionals to HomeSmart in addition to their direct sales commission-based income. Agents who enlist on our HomeSmart+ commission plan will have the opportunity to earn income in the following ways:

•

Commission income based on the successful representation of closed transactions with buyers and sellers on a low commission split with our brokerages whereby they earn 80% of the generated commission in each transaction with a low annual limit, or cap. Once an agent generates $75,000 of gross commission income in their annual production year, their 80% split with our brokerage moves to 100% commission earned on the closed transaction, less a small flat fee, for the remainder of their production year;

•

Commission income can be also earned based on a revenue sharing model. Existing HomeSmart agents who help us attract new agents to HomeSmart, may earn a small portion of commission derived from each closed transaction generated from the agents they attracted within their genealogy across our HomeSmart network based on an multitiered basis, down to seven tiers of referrals; and

•

Referral income can also be earned by those agents who directly attract new agents to HomeSmart and ultimately choose to join and produce on our standard 100% commission, flat fee plan. For each new agent who joins and closes their first transaction, we will pay the referring agent a onetime $500 fee.

There is no time limit on an agent’s ability to receive commissions under the HomeSmart+ program; however, an agent must maintain an active real estate license in all states in which the agent intends to do business and must be enrolled in HomeSmart+ in order to receive commissions.

Business support.    We provide agents with office access, support, training, marketing resources, paperless transaction management and free tools. We strive to help alleviate an agent’s task of building their business, while allowing autonomy in their market by giving them the opportunity to hand select their preferred partners, arrange events specific to their brokerage and choose how they support their brand and community.

## Agent Case Study - #1

"HomeSmart gives me the ability to control my own commission structure, so I am able to negotiate my listings and buyer representation without having to worry about paying a high broker commission. In addition, I can now invest the extra money I would have paid in high broker fees - into my marketing or into my financial future - whatever I choose. HomeSmart provides me with everything I need, and they are always improving and working to help us agents. The technology that HomeSmart provides is top notch and is far ahead of many other "big name" brokerages. Excited to continue to grow with this amazing company. There is nothing I think Homesmart needs to change. I love working for this company!"

| Agent name: | Location: | 8 | 53 transactions in 2020 |
|---|---|---|---|
| Chris Lardie | Orange County, CA | years at Homesmart | $44mm+ sales volume in 2020 |

## Agent Case Study - #2

"I believe, as HomeSmart does, in a Home for Everyone - and together we have been especially impactful in my community helping first-time home buyers and first-generation homebuyers achieve the American dream of home ownership. I believe that a good Realtor and their brokerage should know their community inside and out: Schools, Churches, Libraries, Parks. HomeSmart has supported me in that endeavor and helped me strive to be abreast of the latest market happenings so I can answer all client questions. As one of the top REALTORS in Phoenix, I appreciate the fact that my brokerage goes the extra mile as I do, to help my customers find the right home."

| Agent name: | Location: | 12 | 102 transactions in 2020 |
|---|---|---|---|
| Martha Navarro | Phoenix, AZ | years at Homesmart | $26mm+ sales volume in 2020 |

## Agent Case Study - #3

"My husband and I LOVE building wealth through real estate and HomeSmart has enabled us to do that faster and easier than any other brokerage available to me in my area. I am so happy with the technology and tools, low transaction fees and amazing service and support from my HomeSmart brokerage. As a Top Agent in my community I am constantly being called, pursued and courted to leave - but I'm not going anywhere."

| Agent name: | Location: | 2 | 25 transactions in 2020 |
|---|---|---|---|
| Ebony MacArthur | MD, D.C., VA, PA | years at Homesmart | $5mm+ sales volume in 2020 |

## Franchisee Case Study - #4

"Prior to joining HomeSmart, I had been a broker in another Franchise where I had to use 5 different outsourced technologies, with 5 different databases that did not work together as promised, while paying expensive monthly fees and commission splits. Now my agents and I have everything we need in one end-to-end system at HomeSmart... HomeSmart is the model and the platform of the future, providing both me and my agents with a flexible fee structure and flat fee commissions that attract agents and drive growth, transaction sides and revenue - all while providing more technology, service & support, marketing tools and training than any other option in our industry. This has enabled me to continually attract more of the best agents in my MLS, give them all of the tools and training they need to scale and grow their businesses, which enables me to scale and grow my brokerage. Matter of fact, I have grown to 655 agents in 7 years, 3 months and 19 days from only 1 Agent in April of 2014 — and I've only seen that type of brokerage growth within the HomeSmart Network. I'm not stopping until I achieve 10 to 15% market share in agent count, transaction sides and sales volume — and I believe HomeSmart has given me and will continue to give me everything that I need to achieve that goal."

| Agent name: | Location: | 7 | 2,971 transactions in 2020 |
|---|---|---|---|
| Bill Flemming | Chicago, IL | years at Homesmart | $815mm+ sales volume in 2020 |

Our value proposition to consumers

Seamless transaction process with deep agent engagement.    Consumers also benefit from our platform because agents can devote more time and resources to the consumer. As a result, agents are able to foster stronger relationships with consumers and provide a more transparent selling and buying experience.

Expansive database of attractive options.    Our platform offers real-time access to an expansive database of residential real estate and provides insights into local market dynamics and trends.

Safe and reliable platform with best-in-class support.    Consumers can set up secure, online profiles to control the use and disclosure of personal information. Additionally, we have a customer support line to help ensure that users receive the information they need and the best possible user experience.

End-to-end solutions supported by a strong partner ecosystem.    We encourage consumers to utilize our strong network of SmartPartners to assist with other aspects of the home buying process, such as title, mortgage, and other specialties.

A smarter way to do business

Agent-centric approach.    Our focus on providing agents with the tools they need to be successful allows our agents to have more control of their business and make the appropriate financial decisions needed to maximize their business opportunities. Our predominant 100% commission option allows agents to earn more money on each individual transaction than the traditional commission split model. Our transaction-based revenue share option provides agents the ability to generate income by referring other real estate professionals to HomeSmart. Our platform is designed to help agents move seamlessly from listing to closing, allowing them to close a high number of transactions. We keep costs low for our agents, while offering the benefits of our automated platform and a high level of agent support. This is our secret sauce for success.

Profit focused, fiscally responsible business operations.    We are a fiscally responsible organization. While we are focused on maintaining and growing our revenues, we are also focused on the bottom line. Automation, scalability and our proprietary platform have allowed us to grow our business, while achieving and maintaining profitability for well over a decade. HomeSmart was founded on the principle of providing high value and service at a low cost to agents, but we also focus on keeping our own costs down so that we can continue to operate in a sustainable manner.

Success in any market condition.    We have historically grown during industry downturns, such as The Great Recession of 2007 to 2009, which caused a real estate decline from 2007 to 2012. During this time, we grew in agent count from 1,720 to 6,602 agents, while the overall industry declined in agent count from 1,338,001 to 999,824. We also grew in transaction count and sales volume during that time from 7,236 transactions to 18,878 transactions, and $2.34 billion in home sales to $3.2 billion in home sales. In addition, our HomeSmart model has grown in both new markets where we have not had a presence, as well as more mature markets where we have been in existence for many years. As we enter a new market, we have historically experienced rapid and accelerating growth in our real estate broker and agent base. For example, we entered northern Chicago in 2014, and grew from 1 to 655 agents as of April 30, 2021. During that same time period, in our most mature market, Phoenix, we experienced a 36.4% increase in agent count even though we had already been operating for over 14 years in the market.

Differentiated true end-to-end platform.    Technology is part of our DNA and is the powerhouse that helps to drive our success and support our growth. Our RealSmart Technology Suite is our proprietary platform that works across all stages of the real estate transaction lifecycle. This single platform enables consumers, agents, brokers and franchisees to manage transactions seamlessly and drive the growth of their businesses. Our platform enables us to service all aspects of a transaction. Achieving 100% transaction adoption, the RealSmart Technology suite allows for management of the entire process and does not require agents and brokers to handle pieces of the transaction through separate, third-party applications. This true differentiator provides for a significant number of competitive advantages, including: allowing for us to scale business operations, centralizing training and support, protecting personal data, promoting a higher level of compliance, eliminating multiple systems and reducing technology costs. This, in turn, results in transparency and visibility from the consumer all the way up to the franchisor.

Powerful data insights and analytics.    Through our RealSmart technology suite, we collect and aggregate data across agents, consumers, transactions and MLSs. Our platform imports data from third-party resources such as local MLSs and data aggregators and empowers agents and consumers with the tools to obtain accurate insights that inform their decision making on a real-time basis. We developed an interface optimized for user experience and ease of use, to ensure access to valuable data insights from historical transactions across the entire HomeSmart system. We make real-time business decisions on a daily basis utilizing the analytics and insights that we gain through our platform.

Scale and strong network effects.    We have grown to over                agents across the United States, with over                agents connected to our corporate owned brokerages, enabling us to be one of the top five residential real estate brokerages in the industry based on number of transaction sides by RISMedia, and expanding our brand awareness. Our technology and focus on business excellence has provided deep operating leverage for us to continue to innovate and invest in our platform and offer significant value to our agents and their clients. Additionally, our large agent base fuels our organic growth through referrals. We believe our approach to multiple commission plans offers optionality not provided by any other brand, increasing our ability to address the migration from large split brokerage models. Our scale and network allows us to increase transactions across the real estate ecosystem, gain market share in our current markets and expand into new adjacent markets.

Disciplined approach to M&A.    We have an extensive footprint across the United States covering                states and                markets. We have expanded rapidly from our hometown base of Scottsdale, Arizona, and have focused our markets where home ownership percentages and transaction volumes are high. We have a strong track record of acquisitions and have integrated multiple brokerages and franchisees into our business. We have historically expanded our franchise model on a selective basis, to provide further scale in regions of strength, or enter new markets rapidly.

Our growth opportunities

We intend to grow our business through the following key areas:

Acceleration in agent count and transactions.    We believe we have the business model for the future and are well positioned to be one of the most attractive real estate brokerages for agents to affiliate and transact with on a go forward basis. HomeSmart has been a pioneer and innovator of the low-cost transaction fee model and we believe we are at the tipping point for growth as the model continues to gain market penetration. Our strategy is to drive continued growth in the markets where we have an established presence, as well as entering into new states and major metropolitan areas. In the new markets we enter, we focus on increasing brand awareness, which results in exponential growth as the model achieves maturity. As agents join and realize the full value of the business model and technology, this results in referrals to HomeSmart and accelerates our brand. This effect compounds as the brokerage grows and represents a significant factor in our agent count growth.

Evolution of agent commission options.    A core differentiator of HomeSmart is our ability to quickly adapt our brokerage offerings based on agent and market needs. As we have demonstrated with technology advancements, operational excellence, and a focused approach to broker, agent and client support, we are now undertaking a new commission plan for our agents nationally. In August 2021, we launched HomeSmart+, which provides opportunities for agents to earn income beyond their own transactions through our revenue-sharing and bonus plan. We believe this offering puts HomeSmart in the unique category of brands offering agents a choice of two truly different commission structures based on their personal goals. Because HomeSmart+ more heavily incentivizes agents to attract other producing agents to HomeSmart, we believe this will help to drive an increase in agent count, transaction count, and, ultimately, revenue. We are in the early stages of introducing this plan across the country and we expect that contributions from it will remain immaterial from a financial perspective in the near term. We anticipate that the key drivers derived from HomeSmart+ will be an increase to agent count, transactions sides and gross commission income.

Continued technology development to drive productivity increases.    Given the continued downward pressure on commissions, real estate brokerages and agents will need to be able to close more transactions at a higher velocity to succeed in this business. Our proprietary technology is focused on automation, which allows our brokerage and our agents to reduce the amount of time spent to close transactions. This streamlining of the transaction management process allows for more time spent working with the end consumer and an ability to represent more transactions. Our technology offering is also moving towards a more integrated experience for the consumer and their agent. This will provide home buyers and sellers with more visibility and interaction within the transaction itself. By staying intimately involved in the transaction process, we believe we can continue to develop technology to manage the customer relationship and drive transaction velocity. This should drive to a more seamless experience and increase repeat business with the consumer and the HomeSmart brand.

Expansion into market adjacencies.    We plan to increase our monetization efforts as we scale and enter into new market adjacencies, including concierge services and mortgage and title expansion. We entered title/escrow in 2017 and mortgage in 2019 after having previously established partnerships and joint ventures. Our goal is to expand into all U.S. markets where we have corporate-owned brokerages and then into all U.S. markets where we have franchises through partnership or ground-up efforts. By developing expansion protocols to generate market share gains, we can more accurately predict success and strategically manage investment as we scale. We will apply the same rigor and approach to mortgage and title as we did to revolutionizing the real estate transaction.

Pursuit of additional strategic M&A.    We will continue to selectively pursue acquisitions that contribute to the growth of our business, enable us to expand into adjacent markets or add new capabilities to our platform. Acquired growth has been and will continue to be a significant part of our strategic plan. We have a strong track record of bringing in new agents to drive our scale and brand. We are disciplined and methodical in our market assessment and base opportunities on clear returns on investment to ensure our expansion contributes meaningfully to cash flows.

Sales, marketing and advertising

Our sales, marketing and advertising team is dedicated to driving growth across all business units: franchising, agent count, consumer awareness, mortgage and title. Our shared services approach allows for cross-functional collaboration and efficiency. Business development professionals are deployed to each vertical, creating specialty knowledge yet bigger picture understanding. Our sales organization is independently led, always balancing the desire for growth with the integration of new business into the operation.

We plan to continue to invest in sales and marketing to grow our number of monthly subscribers and platform users; attract and retain franchise partners and agents; increase brand awareness with home buyers and sellers; and increase our revenue per side through ancillary services.

Employees and culture

On                , 2021, we had                employees. None of our employees are represented by a labor organization or are a party to a collective bargaining arrangement, and we believe our relationships with our employees are generally strong.

Our agent-obsessed approach drives every element of our culture. We are fundamentally a platform built by an agent/broker for agents and brokers, and we seek to empower agents with the necessary resources to build a sustainable career and ensure satisfaction.

We place tremendous value on the quality of life at work and at home for our “Bamily,” or business family, and we are proud to have a culture where helping each other is not only the expectation, but the norm. We treat work as everyone’s business, constantly connecting to solicit input, ask and answer questions, and listen. This approach extends to our community, where we impact the lives we touch as team members and customers.

Our business thrives on our team’s ability to stay ahead of the market, and we pride ourselves on continued idea generation and implementation at all levels. We are constantly pushing ourselves to turn “ridiculous to normal,” and we are never afraid to challenge the status quo. Our team is defined not just by our ability to meet our goals, but to exceed them.

Transparency and openness are critical to the functioning of our business. We seek to enable our employees to be their true selves at work and let their passions show. We communicate with intention, and tough conversations are encouraged. We bring truth and partnership to all interactions within our company and with our customers, and we are confident in our company values.

Software development

We pride ourselves on our cutting-edge platform and software development solutions. Continuous advancements to our platform are key to attaining our strategic objectives and meeting the evolving needs of our agents, brokerages, franchisees and consumers. As we continue to develop new components, we focus on complete integration further adding to our end-to-end platform.

We seek to serve our agents in any time or place where they do business. It is our core priority to ensure reliability, availability, and consistency of our services, and we have a set of best practices for our data and operations to avoid interruptions to our services or loss of data.

Our development team employs up-to-date, agile DevOps practices including continuous integration and continuous delivery, as well as software static code analysis. We released approximately 40 deployments in 2020, in which we added approximately 170 enhancements and features to our platform. As of June 30, 2021, we have released approximately 20 deployments, resulting in the addition of approximately 45 enhancements and features to our platform.

Our software development strategy is focused on optimizing functionality for our agents, brokerage, franchisees and the consumer. Our software development team collects feedback from our users and incorporates key insights to better serve our core users. We spent $0.7 million on internally developed software in 2020.

Our competition

The real estate industry is fragmented and constantly changing. As a result, competition comes in many forms and our competitors shift on a frequent basis. To date, our mission and strategy has allowed us to be successful regardless of the changing nature of our competition. There is strong competition for agents, as there are approximately 3,000,000 real estate agents and 100,000 real estate brokerages in the United States. Due to the barriers of entry into the real estate industry being low and the increasing velocity of technology advancements in the real estate industry, we face significant competition across each of the various parts of a real estate transaction. We face competition from real estate brokerages, franchisors, technology companies and ancillary services providers on a national and local market level.

We operate in the following areas:

•	Providing residential real estate services and support for real estate agents;

•	Providing innovative technology solutions for real estate agents, brokers, franchisees and franchisors, and consumers;

•	Brokering real estate transactions for home buyers and sellers; and

•	Originating new mortgages and offering title and escrow services.

We believe that we will continue to perform well against our competition because of our innovative approach to real estate through our differentiated proprietary technology, business model, service focus and commitment to operational excellence.

We compete to attract and retain top talent across the agent community, engineers, and employees in all other functions in order to build the best real estate transaction platform in fulfilment of our mission. Our business faces competition nationally and in each of the markets we serve from other technology companies and real estate brokerage firms, including a growing number of Internet-based brokerages and others who operate with a variety of business models. Some of these competitors provide similar services or products to us, including:

•	Providing software and technological innovation for agents, including marketing and customer relationship management tools;

•	Brokering transactions for home buyers and sellers;

•	Providing tools to agents associated with real estate data aggregation; and

•	Providing adjacent products associated with residential real estate transactions, such as title and escrow.

Some companies may attempt to piece together various aspects of solutions that overlap with our offering, including:

•	Vertical SaaS technology companies such as Fidelity National Financial, Zillow, Appfolio, Corelogic and Black Knight;

•	Enterprise technology companies such as CoStar, OpenDoor and Offerpad;

•	Mortgage companies such as LoanDepot and Rocket Mortgage; and

•	Real estate brokerage firms such as eXp, Realogy, Re/Max, Redfin and Compass.

We believe we compete favorably based on the most important competitive factors in our business, such as the strength of our business model, our ability to retain our agents, our integrated suite of differentiated software and product solutions that empowers agents, our platform functionality and our innovative product and service offerings that facilitate real estate transactions for both buyers and sellers, our growing scale, and our premier brand. Our differentiated focus on the agent enables us to deliver a premier brokerage and technology-enabled agent experience at scale.

Intellectual property

We believe that our proprietary technology is an important and valuable part of our business. We protect this proprietary technology by relying on a variety of intellectual property mechanisms including copyright and trademark laws, restrictions on disclosure and other methods. We frequently file applications for trademarks and service marks in order to protect our intellectual property.

As of December 31, 2020, we had 12 trademark registrations and no pending trademark applications in the United States, including HomeSmart, Equitable, Minute Mortgage, RealSmart, and VirtuSmart. We also have 5 trademark registrations in 4 foreign jurisdictions or under international registrations including Canada, the European Union, the United Kingdom and Taiwan for HomeSmart. In addition, we seek to protect our intellectual property rights by requiring our employees and independent contractors to enter into agreements acknowledging that all works or other intellectual property generated or conceived by them on our behalf are our property, and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.

We continually review our development efforts to assess the existence and patentability of new intellectual property. We intend to continue to evaluate the benefit of patent protection with respect to our technology and will file additional applications when we believe it will be beneficial.

Facilities

Our real estate and executive headquarters are located in Scottsdale, Arizona, where we lease and occupy approximately 39,000 square feet. The term of our lease expires in 2031. We maintain additional facilities in multiple locations in the United States and Puerto Rico. We believe that our facilities are adequate for our needs, and that additional space will be available to us on commercially reasonable terms for the foreseeable future.

Regulations

We are subject to a wide variety of laws, rules and regulations enforced by both governments and private organizations. Many of these rules and regulations are constantly evolving. If we are unable to comply with them, we could be subject to civil and criminal liabilities, revocation, or suspension of our licenses or other adverse actions. We may also be required to modify or discontinue some or all of our offerings, and our ability to grow our business and our reputation may be harmed. See the section titled “Risk Factors” for a discussion of our regulatory risks.

Brokerage service regulation

State regulation

Brokerage businesses are primarily regulated at the state level by agencies dedicated to real estate matters or professional services. Real estate brokerage licensing laws vary widely from state to state. Generally, all individuals and entities acting as real estate brokers or salespersons must be licensed in each state (including Washington, D.C.) where they operate. In all states, licensed agents must be affiliated with a broker of record to engage in licensed real estate brokerage activities. Generally, a brokerage must obtain a corporate real estate broker license, although in some jurisdictions the licenses are personal to individual brokers. The broker of record in all jurisdictions must actively supervise the individual licensees and the brokerage’s activities within the applicable jurisdiction. All licensed market participants, whether individuals or entities, must follow the jurisdiction’s real estate licensing laws and regulations. These laws and regulations generally detail minimum duties, obligations, and standards of conduct, including requirements related to contracts, disclosures, record-keeping, local offices, trust funds, agency representation, advertising, and fair housing. In each of the jurisdictions where our business operates, we have designated a properly licensed broker as the broker of record and, in certain circumstances, we also hold a corporate real estate broker’s license.

Federal regulation

Several federal laws and regulations govern the real estate brokerage business, including federal fair housing laws such as the Fair Housing Act of 1968 (“FHA”), and the Real Estate Settlement Procedures Act of 1974 (“RESPA”). The FHA prohibits discrimination in the purchase or sale of homes and applies to real estate brokers and agents, among others. The FHA prohibits expressing any preference or discrimination based on race, religion, sex, handicap, and certain other protected characteristics, and applies broadly to many forms of advertising and communications. RESPA restricts kickbacks or referral fees that real estate settlement service providers such as real estate brokers, title, escrow and closing service providers, may pay or receive in connection with the referral of settlement services. RESPA also requires disclosures regarding certain relationships or financial interests among providers of real estate settlement services. RESPA provides a number of exceptions that allow for payments or splits between service providers, including market-rate compensation for services actually provided.

Multiple listing service rules

We are also subject to rules, policies, data licenses, and terms of service established by over 90 multiple listing services (“MLSs”) of which we are a participant. These rules, policies, data licenses, and terms of service specify, among other things, how we may access and use MLS data and how MLS data must be displayed on our website and mobile application. The rules of each MLS to which we belong can vary widely and are complex. The NAR, as well as state and local associations of realtors, also have codes of ethics and rules governing members’ actions in dealings with other members, clients, and the public. We must comply with these codes of ethics and rules as a result of our membership in these organizations.

Franchise regulation

The sale of franchises is regulated by various state laws, as well as by the Federal Trade Commission (the “FTC”). The FTC requires that franchisors make extensive disclosure to prospective franchisees but does not require registration. A number of states require registration and/or disclosure in connection with franchise offers and sales. In addition, several states have “franchise relationship laws” or “business opportunity laws” that limit the ability of the franchisor to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. The states with relationship or other statutes governing the termination of franchises include Arkansas, California, Connecticut, Delaware, Hawaii, Illinois, Indiana, Iowa, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Jersey, Virginia, Washington and Wisconsin. Puerto Rico also has statutes governing termination of franchises. Some franchise relationship statutes require a mandated notice period for termination; some require a notice and cure period. In addition, some require that the franchisor demonstrate good cause for termination. These statutes do not have a substantial effect on our operations because our franchise agreements generally comport with the statutory requirements for cause for termination, and they provide notice and cure periods for most defaults. Where the franchisee is granted a statutory period longer than permitted under the franchise agreement, we extend our notice and/or cure periods to match the statutory requirements. In some states, case law requires a franchisor to renew a franchise agreement unless a franchisee has given cause for non-renewal. Failure to comply with these laws could result in civil liability to the affected franchisees. While our franchising operations have not been materially adversely affected by such existing regulation, we cannot predict the effect of any future federal or state legislation or regulation.

Title service regulation

Many states license and regulate title agencies or settlement service providers, their employees and underwriters. In many states, title insurance rates are either state-regulated or are required to be filed with each state by the agent or underwriter, and some states regulate the split of title insurance premiums between the agent and the underwriter. States also require title agencies and title underwriters to meet certain minimum financial requirements for net worth and working capital.

Certain states in which we operate have “controlled business” statutes which impose limitations on affiliations between providers of title and settlement services, on the one hand, and real estate brokers, mortgage lenders and other real estate service providers, on the other hand. We are aware of the states imposing such limits and monitor the others to ensure that if they implement such a limit that we will be prepared to comply with any such rule. “Controlled business” typically is defined as sources controlled by, or which control, directly or indirectly, the title insurer or agent. We are not aware of any pending controlled business legislation. A company’s failure to comply with such statutes could result in the non-renewal of the Company’s license to provide title and settlement services. We provide our services not only to our affiliates but also to third-party businesses in the geographic areas in which we operate. Accordingly, we manage our business in a manner to comply with any applicable “controlled business” statutes by ensuring that we generate sufficient business from sources we do not control. We have never been cited for failing to comply with a “controlled business” statute.

Mortgage products and services regulation

Our mortgage business is subject to extensive federal, state, and local laws and regulations. Mortgage products are regulated at the state level by licensing authorities and administrative agencies, with additional oversight from the Consumer Financial Protection Bureau. We are required to obtain licensure as a mortgage banker or lender pursuant to applicable state law, and we are currently licensed to originate mortgage loans in Washington and Texas only.

The federal Secure and Fair Enforcement for Mortgage Licensing Act of 2008 requires all states to enact laws requiring individuals acting as mortgage loan originators to be individually licensed or registered. In addition to licensing requirements, we must also comply with numerous federal consumer protection laws, including, among others, the Fair Debt Collection Practices Act, Truth in Lending Act, Fair Credit Reporting Act, Equal Credit Opportunity Act, Homeowners Protection Act, Home Mortgage Disclosure Act, National Flood Insurance Reform Act of 1994 and the FHA.

Privacy and consumer protection regulation

We are subject to a variety of federal and state laws relating to our collection, use, and disclosure of data collected from our website and mobile users. Additionally, we are subject to regulations relating to the manner and circumstances under which we or third parties may market and advertise our products and services to customers. Such regulations include the Controlling the Assault of Non-Solicited Pornography And Marketing Act, Canada’s Anti-Spam Law, the Telephone Consumer Protection Act of 1991, Section 5(a) of the Federal Trade Commission Act, and, effective as of January 1, 2020, the California Consumer Privacy Act.

We receive, transmit and store personally identifiable information from our customers to process mortgage applications and transactions. The sharing, use, disclosure, and protection of such information is governed by federal, state, and international laws regarding privacy and data security, all of which are frequently changing.

Labor regulation

We are subject to federal and state regulations relating to our employment and compensation practices. We retain third-party licensed sales associates as associate agents, whom we classify as independent contractors. Independent contractor classification is subject to a number of federal and state laws, and such laws have recently changed and may continue to change. For example, California changed its independent contractor classification laws effective January 1, 2020, but carved out real estate agents from the change. Other states, as well as the U.S. Congress have introduced proposed changes to existing independent contractor classification law.

Legal proceedings

We are and, from time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any other legal proceedings that in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, financial condition or results of operations. See Note 9 to our combined financial statements included elsewhere in this prospectus for more information.

Management

Executive officers and directors

The following table provides information regarding our executive officers and directors as of September 30, 2021:

Name	Age	Position(s)

Executive Officers and Employee Directors:

Matthew Widdows	50	Chief Executive Officer and Director

Ashley Bowers	42	President and Director

Alan Goldman	43	Chief Financial Officer

Michael Swope	47	Chief Revenue Officer

Non-Employee Directors:

Erik Bardman	54	Director

Marina Levinson	63	Director

John Sizer	59	Director

Executive officers

Matthew Widdows.    Mr. Widdows founded HomeSmart in 2000 and has served as our Chief Executive Officer since 2000. Mr. Widdows has served as a member of our Board of Directors since 2020. Prior to founding HomeSmart, Mr. Widdows founded and then sold a technology company focused on accounts receivable systems for the medical industry.

Mr. Widdows was selected to serve on our board of directors because of the perspective and experience he brings as our founder.

Ashley Bowers.    Ms. Bowers has served as a member of our board of directors since June 2021 and as our President since 2016, having previously served as our Chief Operating Officer since 2013. Prior to joining HomeSmart, Ms. Bowers served as the President of the domestic division (U.S. and Canada) of Target Training International, a human resources assessment firm, from 2009 to 2013, where she oversaw daily operations and led the Company’s strategic management team.

Ms. Bowers was selected to serve on our board of directors because of her extensive experience with and knowledge of our company.

Alan Goldman.    Mr. Goldman has served as our Chief Financial Officer since March 2021. From 2016 to 2020, Mr. Goldman held various positions at eXp World Holdings, Inc., a publicly-traded real estate brokerage company, most recently as the Chief Accounting Officer. During that same time period, Mr. Goldman served as the Chief Financial Officer of eXp Realty LLC, a subsidiary of eXp World Holdings. Mr. Goldman also previously worked as a Partner at Ingenium Accounting Associates from 2013 to 2016. Mr. Goldman is licensed as a CPA in Nevada and received his BBA in Finance from the University of Georgia.

Michael Swope.    Mr. Swope has served as our Chief Revenue Officer since 2020, having previously served as our Senior Vice President of Operations and then as our Chief Business Officer from 2017 to 2020. Prior to joining HomeSmart, Mr. Swope served as Regional Vice President, Enterprise Sales for PowerReviews, a software company, from 2016 to 2017. From 2012 to 2016, he served as Vice President, the Americas and

Managing Director, North America for myThings, a web advertising company. Mr. Swope received his BA in Business from the University of Akron.

Non-employee directors

Erik Bardman.    Mr. Bardman has served as a member of our board of directors since June 2021. Mr. Bardman has served as the Chief Financial Officer of Globality, Inc. since 2017. From 2016 to 2017, Mr. Bardman served as a financial advisor to Shipt, Inc. Mr. Bardman began his career at General Electric in various financial leadership positions for fifteen years. Following his time at General Electric, Mr. Bardman spent more than five years at eBay, including as chief financial officer for the eBay Marketplaces global business unit. He then served as the Chief Financial Officer of various public and private companies including Logitech, Roku, and Atlassian. Mr. Bardman served as a Director and Audit Committee Chair for Trulia, a position he held while Trulia was a private company and served on the board through Trulia’s IPO and until it was sold to Zillow. Mr. Bardman received his BA from Dickinson College and is a graduate of General Electric’s Financial Management Program.

Mr. Bardman was selected to serve on our board of directors because of his extensive experience as both an executive and a board member of public and private companies.

Marina Levinson.    Ms. Levinson has served as a member of our board since September 2021. Ms. Levinson brings more than 30 years of corporate leadership experience in technology and digital business process transformation, including over 12 years as global CIO of NetApp and Palm. Since 2011, Ms. Levinson has served as the founder and CEO of CIO Advisory Group, which provides executive technology advice to C-level executives, PE and VC firms, and startups. In addition, she has also served as a Partner at Benhamou Global Ventures, an early stage VC firm, since 2014. Ms. Levinson currently serves on the board of directors of Grid Dynamics, where she has been a director and member of the Audit Committee since March 2020. Prior to joining our board of directors, Ms. Levinson also served as a director at Personal Capital from October 2018 until August 2020, Carbonite from May 2017 to January 2020, and Ellie Mae from August 2014 to April 2019.

Ms. Levinson was selected to serve on our board of directors because of her extensive experience as both an executive and a board member of public and private companies.

John Sizer.    Mr. Sizer has served as a member of our board of directors since April 2021. Prior to joining our board of directors, Mr. Sizer had a 36-year career at Deloitte & Touche LLP, where he served as a Senior Audit Partner from 1996 to 2020. Mr. Sizer led Deloitte’s Arizona Audit and Financial Assurance practice from 2001 to 2017. Mr. Sizer is licensed as a CPA in Arizona and Hawaii and he received his BS in Accounting from Arizona State University.

Mr. Sizer was selected to serve on our board of directors because of his experience working with a variety of corporate entities and handling financial matters as a senior audit partner and as a licensed CPA.

Family relationships

There are no family relationships among any of our executive officers or directors.

Other director matters

Erik Bardman, one of our directors, was the Chief Financial Officer of Logitech International S.A. (“Logitech”) from 2009 to 2013. In April 2016, the SEC filed a civil action in federal district court against Mr. Bardman and another former employee of Logitech, which contained certain allegations related to the preparation of certain of Logitech’s financial statements in fiscal year 2011. In connection therewith, Mr. Bardman and the SEC agreed to a Final Judgment of Permanent Injunction and Other Relief that was entered by the court in September 2018 (the “Judgment”), permanently enjoining him from future violations of certain provisions of the federal securities laws and ordering him to disgorge $87,000 in profits, pay a civil penalty of $87,000 and reimburse Logitech $93,797.50. Mr. Bardman did not admit any wrongdoing in connection with the matter. In electing Mr. Bardman, our board of directors considered the Judgment and related matters and concluded that they did not raise concerns about Mr. Bardman’s qualifications to serve on our board of directors.

Code of business conduct and ethics

Prior to the consummation of this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, President, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Controlled company

Upon completion of this offering, Mr. Widdows and his affiliates will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under corporate governance standards. As a controlled company, exemptions under Nasdaq standards will exempt us from certain Nasdaq corporate governance requirements, including the requirements:

•	That a majority of our board of directors consists of “independent directors,” as defined under the rules of Nasdaq;

•

That the compensation of our executive officers be determined, or recommended to the board of directors for determination, by majority vote of the independent directors or by a compensation committee comprised solely of independent directors; and

•

That director nominees be selected, or recommended to the board of directors for selection, by majority vote of the independent directors or by a nomination committee comprised solely of independent directors.

Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq’s corporate governance requirements. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in the rules of Nasdaq.

These exemptions do not modify the independence requirements for our audit committee, and we expect to satisfy the member independence requirement for the audit committee prior to the end of the transition period provided under Nasdaq’s listing standards and SEC rules and regulations for companies completing their initial public offering. See the section titled “Management—Committees of the Board of Directors—Audit Committee.”

Board of directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of five directors. Pursuant to our current certificate of incorporation, our current directors were elected by holders of our common stock.

After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of their successor, or until their earlier death, resignation or removal.

Classified board of directors

We will adopt an amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering. Our amended and restated certificate of incorporation will provide that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	The Class I directors will be , and their terms will expire at the annual meeting of stockholders to be held in ;

•	The Class II directors will be , and their terms will expire at the annual meeting of stockholders to be held in ; and

•	The Class III directors will be , and their terms will expire at the annual meeting of stockholders to be held in .

Each director’s term will continue until the election and qualification of their successor, or their earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

Director independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our board of directors has determined that              do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of Nasdaq. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Because we will be a “controlled company” under the rules of Nasdaq, we are not required to have a majority of our board of directors consist of “independent directors,” as defined under the rules of Nasdaq. If such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the boards and its committees accordingly in order to comply with such rules.

Lead independent director

Our board of directors will adopt, effective prior to the completion of this offering, corporate governance guidelines that provide that one of our independent directors will serve as our lead independent director. Our board of directors will appoint              to serve as our lead independent director. As lead independent director,              will preside over periodic meetings of our independent directors, serve as a liaison between the chairperson of our board of directors and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of the board of directors

Our board of directors will establish an audit committee, a compensation committee a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit committee

Following the completion of this offering, our audit committee will consist of             , with              serving as Chairperson, and each of whom will meet the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations. Each member of our audit committee will also meet the financial literacy and sophistication requirements of the listing standards of Nasdaq. In addition, our board of directors has determined that              is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the completion of this offering, our audit committee will, among other things:

•	Select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	Help to ensure the independence and performance of the independent registered public accounting firm;

•

Discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	Develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	Review our policies on risk assessment and risk management;

•	Review related party transactions; and

•	Approve or, as required, pre-approve, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.

Compensation and governance committee

Following the completion of this offering our compensation and governance committee will consist of                     , with                      serving as Chairperson. Following the completion of this offering, our compensation and governance committee will, among other things:

•	Evaluate the performance of our executive officers;

•	Evaluate, recommend, approve, and review executive officer compensation arrangements, plans, policies, and programs maintained by us;

•	Administer our cash-based and equity-based compensation plans;

•	Consider and make recommendations regarding non-employee director compensation;

•	Consider and make recommendations to our Board of Directors regarding its remaining responsibilities relating to executive compensation;

•

Review and develop policies regarding the desired knowledge, experience, skills, diversity, and other characteristics of members of our Board of Directors and its committees, as well as our director nomination and committee appointment processes;

•	Identify, evaluate, and recommend potential candidates for nomination to and membership on our Board of Directors and certain of its committees;

•	Monitor succession planning for certain of our key executives;

•	Develop and recommend corporate governance guidelines and policies;

•	Oversee the annual self-evaluation process for our Board of Directors and committees thereof;

•	Review and assess compliance with the code of conduct, and reviewing and granting proposed waivers of the code of conduct for executive officers; and

•

Advise our Board of Directors on corporate governance matters and Board of Directors performance matters, including recommendations regarding the size, structure, and composition of our Board of Directors and committees thereof.

Our compensation and governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.

Compensation committee interlocks and insider participation

None of the members of our compensation and governance committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation and governance committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee. See the section titled “Certain Relationships and Related Party Transactions” for information about related party transactions involving members of our compensation committee or their affiliates.

Employee director compensation

Our employee director Matthew Widdows has not received any compensation for his services as director for the year ended December 31, 2020. The compensation received by Matthew Widdows as an employee is set forth in the section titled “Executive Compensation—Summary Compensation Table.” Our employee director Ashely Bowers was appointed as a director in 2021 and did not serve as a director in 2020.

Non-employee director compensation policy

Prior to this offering, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. We anticipate adopting a formal compensation policy for our non-employee directors to provide cash and equity compensation to them following the completion of this offering.

Executive Compensation

Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers, as of December 31, 2020, were:

•	Matthew Widdows, our Chief Executive Officer;
•	Ashley Bowers, our President; and
•	Michael Swope, our Chief Revenue Officer.

Summary compensation table

The amounts below represent the compensation awarded to or earned by or paid to our named executive officers for the year ended December 31, 2020:

Name and principal position	Fiscal year	Salary ($)	Non-equity incentive plan compensation ($)	All other compensation ($)(1)		Total ($)
Matthew Widdows Chief Executive Officer	2020	250,000	71,500	10,471,364	(2)	10,792,864

Ashley Bowers President	2020	394,250	224,407	7,370		626,027

Michael Swope Chief Revenue Officer	2020	234,590	117,703	6,445		358,738

(1)	Represents, in each case, amounts paid in connection with 401(k) company matching.

(2)	Includes (i) $10,107,826 of distributions made to Mr. Widdows from certain of our subsidiaries prior to the Corporate Reorganization and (ii) $360,000 for the lease of an airplane for Mr. Widdows’ business and personal use. See the sections titled “Certain Relationships and Related Party Transactions—Distributions” and “Certain Relationships and Related Party Transactions—Commercial agreements” for further discussion.

Outstanding equity awards at 2020 fiscal year end

No named executive officers held or had received equity awards as of December 31, 2020.

2020 Bonuses

The named executive officers were eligible to earn cash incentive bonuses under our 2020 bonus plan based on achievement of performance goals relating to year-over-year increases in operating net revenue.

The named executive officers also participated in a separate management cash incentive plan under which they received bonuses based on achievement of prior-year adjusted EBITDA goals. The bonus amounts that were awarded to the named executive officers were based on a percentage of adjusted EBITDA of either the entire Company or designated portions of the Company. These bonuses were paid, assuming continued services, in equal monthly installments over the calendar year following the year for which the adjusted EBITDA was determined.

The actual annual cash bonuses awarded to each of the named executive officers for 2020 performance are set forth above in the 2020 Summary Compensation Table in the column titled “Non-equity Incentive Plan Compensation.”

Executive employment arrangements

Prior to the completion of this offering, we intend to enter into an employment letter with each of our named executive officers setting forth the terms and conditions of such officer’s employment, officers as described below.

Matthew Widdows

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter agreement with Mr. Widdows. The letter agreement is not expected to have a specific term and will provide that Mr. Widdows is an at-will employee. Mr. Widdows’ current annual base salary is $            . At the discretion of the board of directors, Mr. Widdows may be entitled to a discretionary bonus payment upon meeting certain performance objectives.

Ashley Bowers

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter agreement with Ms. Bowers. The letter agreement is not expected to have a specific term and will provide that Ms. Bowers is an at-will employee. Ms. Bowers’ current annual base salary is $            . At the discretion of the board of directors, Ms. Bowers may be entitled to a discretionary bonus payment upon meeting certain performance objectives.

Michael Swope

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter agreement with Mr. Swope. The letter agreement is not expected to have a specific term and will provide that Mr. Swope is an at-will employee. Mr. Swope’s current annual base salary is $            . At the discretion of the board of directors, Mr. Swope may be entitled to a discretionary bonus payment upon meeting certain performance objectives.

Termination, change in control and retirement benefits

We have adopted an Executive Change in Control and Severance Plan, (our “Severance Plan”) under which our executive officers and certain other key employees will be eligible to receive severance benefits, as specified in and subject to the employee signing a participation agreement under our Severance Plan. Our Severance Plan is designed to attract, retain, and reward senior level employees. The severance payments and benefits under the Severance Plan are generally in lieu of any other severance payments and benefits to which a participant was entitled before signing his or her participation agreement, except as specifically provided under the participation agreement.

Our board of directors has designated each of our executive officers as a participant under our Severance Plan eligible for the rights to the applicable payments and benefits described below.

In the event of a “termination” of the employment of an executive officer by us for a reason other than “cause” or the executive officer’s death or “disability” (as such terms are defined in our Severance Plan), that occurs outside the change in control period (as described below), the executive officer will be entitled to the following payments and benefits:

•	Monthly payments of participant’s base salary for a period equal to one month per year of service, with a minimum of three months and a maximum of 12 months; and

•

Reimbursement, or taxable lump sum payment in lieu of reimbursement, equal to the premium cost of continued health coverage under the Consolidated Omnibus Reconciliation Act of 1985, as amended, (“COBRA”) for a period equal to the period the participant is receiving cash severance following termination.

In the event of a “termination” of the employment by us for a reason other than “cause” or the participant’s death or “disability” or by the participant for “good reason” (as such terms are defined in our Severance Plan), in either case, occurring within a period beginning 3 months prior to and ending 12 months following a “change in control” (as defined in our Severance Plan), the participant will be entitled to the following payments and benefits:

•

(i) Monthly payments of participant’s base salary for a period of 12 months following termination plus one month for every five years’ service, plus (ii) 12 equal monthly payments totaling 100% of the participant’s target annual bonus as in effect for the year in which the change in control termination of employment occurs;

•	Reimbursement of the premium cost of continued health coverage under the COBRA for a period equal to the period the participant is receiving cash severance following termination; and

•

100% accelerated vesting of all outstanding unvested equity awards, and, with respect to equity awards with performance-based vesting, the equity award will vest as to 100% of the amount of the equity award assuming all performance criteria have been achieved at target levels for the relevant performance period(s).

The receipt of the payments and benefits provided for under the Executive Severance Plan described above is conditioned on the executive officer signing and not revoking a separation and release of claims agreement and such release becoming effective and irrevocable no later than the 60th day following the named executive officer’s involuntary termination of employment, as well as continued compliance with any confidentiality, proprietary information, and inventions agreement applicable to the executive officer and the executive officer’s continued non-disparagement of the Company or any of its officers or directors.

In addition, if any of the payments or benefits provided for under our Severance Plan or otherwise payable to the executive officer would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax, the executive officer will receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to them. Our Severance Plan does not require us to provide any tax gross-up payments to the executive officers.

Employee benefit and stock plans

2021 plan

Prior to the completion of this offering, our board of directors is expected to adopt, and we expect our stockholders to approve, our 2021 Long-Term Incentive Plan (“2021 Plan”). We expect that our 2021 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2021 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary companies’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units (“RSUs”), stock appreciation rights, performance units, and performance shares to our employees, directors, and consultants and our parent and subsidiary companies’ employees and consultants. Our board of directors has approved the termination of our 2021 Equity Incentive Plan immediately prior to the effectiveness of our 2021 Plan with respect to the grant of future awards.

Authorized shares

A total of              shares of our common stock are reserved for issuance pursuant to our 2021 Plan. In addition, the shares reserved for issuance under our 2021 Plan also will include (i) those shares reserved but unissued under our 2021 Equity Incentive Plan as of immediately prior to the termination of the 2021 Equity Incentive Plan and (ii) any shares subject to stock options, RSUs, or similar awards granted under our 2021 Equity

Incentive Plan that, after the date our board of directors approved our 2021 Plan, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding and remittance obligations, or are forfeited to or repurchased by us due to failure to vest (provided that the maximum number of shares that may be added to our 2021 Plan pursuant to (i) and (ii) is              shares). The number of shares available for issuance under our 2021 Plan will also include an annual increase on the first day of each fiscal year beginning on January 1, 2022, equal to the least of:

•	shares;

•	percent ( %) of the outstanding shares of all classes of our common stock as of the last day of the immediately preceding fiscal year; or

•	Such other amount as our board of directors may determine.

If an award granted under the 2021 Plan expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program or, with respect to restricted stock, RSUs, performance units, or performance shares, is forfeited or repurchased due to failure to vest, then the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2021 Plan. With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2021 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2021 Plan. Shares that have actually been issued under the 2021 Plan under any award will not be returned to the 2021 Plan; provided, however, that if shares issued pursuant to awards of restricted stock, RSUs, performance shares, or performance units are repurchased or forfeited, such shares will become available for future grant under the 2021 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding and remittance obligations related to an award will become available for future grant or sale under the 2021 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2021 Plan.

Plan administration

Our board of directors or one or more committees appointed by our board of directors will administer our 2021 Plan. The compensation committee of our board of directors is expected to administer our 2021 Plan. In addition, if we determine it is desirable to qualify transactions under our 2021 Plan as exempt under Rule 16b-3, such transactions will be structured with the intent that they satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2021 Plan, the administrator has the power to administer our 2021 Plan and make all determinations deemed necessary or advisable for administering the 2021 Plan, including, but not limited to, the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2021 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which the awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2021 Plan and awards granted under it, prescribe, amend, and rescind rules, regulations, and sub-plans relating to our 2021 Plan, and modify or amend each award, including, but not limited to, the discretionary authority to extend the post-termination exercisability period of awards (provided that no option or stock appreciation right will be extended past its original maximum term), and to allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type which may have a higher or lower exercise price and/or different terms, awards of a different type, and/or cash, or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations, and other actions are final and binding on all participants.

Stock options

Stock options may be granted under our 2021 Plan. The exercise price of options granted under our 2021 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option may not be exercised later than the expiration of its term. Subject to the provisions of our 2021 Plan, the administrator determines the other terms of options.

Stock appreciation rights

Stock appreciation rights may be granted under our 2021 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director, or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2021 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted stock

Restricted stock may be granted under our 2021 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of our 2021 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units

RSUs may be granted under our 2021 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2021 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned RSUs in the form of cash, in shares of our common stock, or in some combination thereof. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any vesting requirements will be deemed satisfied. Participants will have no voting rights with respect to RSUs until the date shares are issued with respect to such RSUs. The administrator may provide that a participant is entitled to receive dividend equivalents with respect to the payment of cash dividends on shares having a record date prior to the date on which the applicable RSUs are settled or forfeited in accordance with our 2021 Plan.

Performance units and performance shares

Performance units and performance shares may be granted under our 2021 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator on or prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares, or in some combination thereof. Participants will have no voting rights with respect to performance units and/or performance shares until the date shares are issued with respect to such performance units and/or performance shares. The administrator may provide that a participation is entitled to receive dividend equivalents with respect to the payment of cash dividends on shares having a record date prior to the date on which the applicable performance shares are settled or forfeited in accordance with our 2021 Plan.

Non-employee directors

Our 2021 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under our 2021 Plan. In order to provide a maximum limit on the awards that can be made to our non-employee directors, our 2021 Plan provides that in any given fiscal year, a non-employee

director will not be granted awards having a grant-date fair value greater than $            , but this limit is increased to $             in connection with his or her initially joining our board of directors (in each case, excluding awards granted to him or her as a consultant or employee). The grant-date fair values will be determined according to GAAP. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our non-employee directors under our 2021 Plan in the future.

Non-transferability of awards

Unless the administrator provides otherwise, our 2021 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2021 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2021 Plan and/or the number, class, and price of shares covered by each outstanding award and the numerical share limits set forth in our 2021 Plan.

Dissolution or liquidation

In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or change in control

Our 2021 Plan provides that in the event of our merger with or into another corporation or entity or a change in control (as defined in our 2021 Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, that the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) the termination of an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment), or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion; (v) with respect only to an award (or portion thereof) that is unvested as of immediately prior to the effective time of the merger or change in control, the termination of the award immediately prior to the effective time of the merger or change in control with such payment to the participant (including no payment) as the administrator determines in its discretion; or (vi) any combination of the foregoing. The administrator will not be obligated to treat all participants, awards, all awards a participant holds, or all awards of the same type, similarly in the transaction.

If a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award (or a portion of such award), then such award (or its applicable portion) will fully vest, all restrictions on such award (or its applicable portion) will lapse, all performance goals or other vesting criteria applicable to such award (or its applicable portion) will be deemed achieved at 100% of target levels and such award (or its applicable portion) will become fully exercisable, if applicable, for a specified period prior to the transaction, unless specifically provided otherwise under the applicable award agreement or other written agreement with the participant. The award (or its applicable portion) will then terminate upon the expiration of the specified period of time.

For awards granted to an outside director, in the event of a change in control, the outside director will fully vest in and have the right to exercise all of their outstanding options and stock appreciation rights, all restrictions on restricted stock and RSUs will lapse and, for awards with performance-based vesting, unless specifically provided for in the award agreement, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

Clawback

Awards will be subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant’s rights, payments, and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return, or reimburse us all or a portion of the award and/or shares issued under the award, any amounts paid under the award, and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment and termination

The administrator has the authority to amend, suspend, or terminate our 2021 Plan provided such action does not impair the existing rights of any participant. Our 2021 Plan will continue in effect until terminated by the administrator, but (i) no incentive stock options may be granted after ten years from the date our 2021 Plan was adopted by our board of directors and (ii) the annual increase to the number of shares available for issuance under our 2021 Plan will operate only until the tenth anniversary of the date our 2021 Plan was adopted by our board of directors.

2021 equity incentive plan

Our board of directors adopted, and our stockholders approved, our 2021 Equity Incentive Plan (“2021 Equity Incentive Plan”). Our 2021 Equity Incentive Plan became effective on June 22, 2021. Our 2021 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) to our employees and any of our parent or subsidiary corporations’ employees, and for the grant of non-statutory stock options, restricted stock, RSUs, stock appreciation rights, and performance awards to our employees, directors and consultants and any of our parent or subsidiary corporations’ employees and consultants. The below is a summary of the terms of the 2021 Equity Incentive Plan.

As of             , an aggregate of 2,140,360 shares of our common stock is reserved for issuance under our 2021 Equity Incentive Plan. As of                     ,              restricted stock unit awards covering an aggregate of shares of our common stock and stock appreciation rights covering an aggregate of shares of our common stock were outstanding under our 2021 Equity Incentive Plan.

Shares issuable under our 2021 Equity Incentive Plan are authorized, but unissued, or reacquired shares of our common stock. If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program (as described below), or, with respect to restricted stock, RSUs, or performance awards, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2021 Equity Incentive Plan. With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2021 Equity Incentive Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2021 Equity Incentive Plan. Shares that actually have been issued under the 2021 Equity Incentive Plan under any award will not be returned to the 2021 Equity Incentive Plan; except if shares issued pursuant to awards of restricted stock, RSUs or performance awards are repurchased or forfeited, such shares will become available for future grant under the 2021 Equity Incentive Plan. Shares used to pay the exercise price of an award or satisfy the tax liabilities or withholding obligations related to an award (which withholdings may be in amounts greater than the minimum statutory amount required to be withheld as determined by the administrator of the 2021 Equity Incentive Plan) will become available for future grant or sale under the 2021 Equity Incentive Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2021 Equity Incentive Plan.

Plan administration

Our board of directors or one or more committees appointed by our board of directors has authority to administer our 2021 Equity Incentive Plan. The compensation committee of our board of directors will initially administer our 2021 Equity Incentive Plan. In addition, if we determine it is desirable to qualify transactions under our 2021 Equity Incentive Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2021 Equity Incentive Plan, the administrator has the power to administer our 2021 Equity Incentive Plan and make all determinations deemed necessary or advisable for administering the 2021 Equity Incentive Plan, including but not limited to, the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares or dollar amounts covered by each award, approve forms of award agreements for use under the 2021 Equity Incentive Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2021 Equity Incentive Plan and awards granted under it, prescribe, amend and rescind rules relating to our 2021 Equity Incentive Plan, including creating sub-plans, modify or amend each award, and allow a participant to defer the receipt of payment of cash or the delivery of shares that otherwise would be due to such participant under an award. The administrator also has the authority to allow participants the opportunity under an exchange program to transfer outstanding awards granted under the 2021 Equity Incentive Plan to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards granted under the 2021 Equity Incentive Plan may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash, or by which the exercise price of an outstanding award granted under the 2021 Equity Incentive Plan is increased or reduced. The administrator’s decisions, interpretations and other actions are final and binding on all participants and will be given the maximum deference permitted by applicable law.

Stock options

Stock options may be granted under our 2021 Equity Incentive Plan. The exercise price of options granted under our 2021 Equity Incentive Plan generally must be equal to at least 100% of the fair market value of a share of our common stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our (or any of our parent’s or subsidiary’s) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a share of our common stock on the grant date. The administrator determines the methods of payment of the exercise price of an option, which may include cash, certain shares, cashless exercise, net exercise, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement or other written agreement authorized by the administrator between the participant and us (or any parent or subsidiary of ours, as applicable), if such termination of service is due to death or disability, the option will remain exercisable for six months. In all other cases, in the absence of a specified time in an award agreement or other written agreement between the participant and us (or our parent or subsidiary, as applicable), the option will remain exercisable for three months following the termination of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of our 2021 Equity Incentive Plan, the administrator determines the terms of options.

Stock appreciation rights

Stock appreciation rights may be granted under our 2021 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The term of a stock appreciation right may not exceed ten years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement or other written agreement authorized by the administrator between the participant and us (or any parent or subsidiary of ours, as applicable), if such termination of service is due to death or disability, the stock appreciation rights will remain exercisable for six months. In all other cases, in the absence of a specified time in an award agreement or other written agreement authorized by the administrator between the participant and us (or any parent or subsidiary of ours, as applicable), the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2021 Equity Incentive Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination of both, except that the per-share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right generally will be no less than 100% of the fair market value per share on the date of grant.

Restricted stock

Restricted stock may be granted under our 2021 Equity Incentive Plan. Restricted stock awards (“RSAs”) are grants of shares of our common stock that may have vesting requirements under any such terms and conditions established by the administrator. The administrator determines the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2021 Equity Incentive Plan, determines the terms and conditions of such awards. The administrator may impose whatever vesting conditions (if any) it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us), and the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of RSAs generally will have voting and dividend rights with respect to such shares upon grant, unless the administrator provides otherwise. If such dividends are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the share of restricted stock with respect to which they were paid. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units

RSUs may be granted under our 2021 Equity Incentive Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2021 Equity Incentive Plan, the administrator determines the terms and conditions of RSUs, including any vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned RSUs in the form of cash, shares, or a combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance awards

Performance awards may be granted under the 2021 Equity Incentive Plan. Performance awards are awards that may be earned in whole or in part on the attainment of performance goals or other vesting criteria that the administrator may determine, and that may be denominated in cash or stock. Each performance award will have an initial value that is determined by the administrator. Subject to the terms and conditions of the 2021 Equity Incentive Plan, the administrator determines the terms and conditions of performance awards, including any vesting criteria and form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned performance awards in the form of cash, shares, or a combination of both.

Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Non-transferability of awards

Unless the administrator provides otherwise, our 2021 Equity Incentive Plan generally does not allow for the transfer of awards other than by will or the laws of descent and distribution, and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain adjustments

In the event of certain changes in our capitalization, such as a dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase or exchange of our shares or other securities or other change in our corporate structure affecting our shares (other than ordinary dividends or other ordinary distributions), to prevent diminution or enlargement of the benefits or potential benefits available under our 2021 Equity Incentive Plan, the administrator will adjust the number and class of shares that may be delivered under our 2021 Equity Incentive Plan and/or the number, and price of shares covered by each outstanding award and any numerical share limits set forth in our 2021 Equity Incentive Plan.

Dissolution or liquidation

In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately before the consummation of such proposed transaction.

Merger or change in control

Our 2021 Equity Incentive Plan provides that in the event of our merger or change in control, as defined in our 2021 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator may provide that awards granted under the 2021 Equity Incentive Plan will be assumed or substituted by substantially equivalent awards, be terminated immediately before the merger or change in control, become vested and exercisable or payable and be terminated in connection with the merger or change in control, be terminated in exchange for cash, other property or other consideration or any combination of the above. The administrator is not required to treat all awards, all awards held by a participant, all portions of awards, or all awards of the same type, similarly.

If a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award (or a portion of such award), then such award (or its applicable portion) will fully vest, all restrictions on such award (or its applicable portion) will lapse, all performance goals or other vesting criteria applicable to such award (or its applicable portion) will be deemed achieved at 100% of target levels and such award (or its applicable portion) will become fully exercisable, if applicable, for a specified period before the transaction, unless specifically provided otherwise under the applicable award agreement or other written agreement authorized by the administrator with the participant. The award (or its applicable portion) will then terminate upon the expiration of the specified period of time. If an option or stock appreciation right is not assumed or substituted, the administrator will notify the participant that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

If awards granted to an outside director while such individual was an outside director are assumed or substituted for in our merger or change in control and the service of such outside director is terminated (other than upon his or her voluntary resignation that does not include a resignation at the request of the acquirer) on or following the merger or change in control, all such awards will fully vest, all restrictions on such awards will lapse, all performance goals or other vesting criteria applicable to such awards will be deemed achieved at 100% of target levels and such awards will become fully exercisable, if applicable, unless specifically provided otherwise under the applicable award agreement or other written agreement authorized by the administrator with the outside director.

Clawback

Awards are subject to any clawback policy of which we are required to adopt to comply with the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by applicable laws. The administrator also may specify in an award agreement that the participant’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events. The administrator may require a participant to forfeit, return or reimburse us all or a portion of the award and any amounts paid under the award in order to comply with any clawback policy of ours as described in the first sentence of this paragraph or with applicable laws.

Amendment and termination

The administrator has the authority to amend, alter, suspend or terminate our 2021 Equity Incentive Plan, provided such action does not materially impair the rights of any participant unless mutually agreed otherwise.

Our 2021 Equity Incentive Plan will remain in effect until terminated pursuant to the terms of our 2021 Equity Incentive Plan, but no options that qualify as incentive stock options may be granted after 10 years from the earlier of the dates of approval of our 2021 Equity Incentive Plan by our board of directors or stockholders.

2021 employee stock purchase plan

Prior to the completion of this offering, we expect that our board of directors will adopt, and our stockholders will approve, our ESPP. Our ESPP will be effective upon the later of its adoption by our board of directors or one business day immediately before the effective date of the registration statement of which this prospectus forms a part.

Authorized shares

A total of              shares of our common stock will be available for issuance under our ESPP. In addition, our ESPP will provide for annual increases in the number of shares of our common stock available for issuance under our ESPP on the first day of each of our fiscal years beginning with our fiscal year                     , in an amount equal to the least of:

•	shares;

•	percent ( %) of the outstanding shares of all classes of our common stock on the last day of our immediately preceding fiscal year; and

•	Such other number of shares as our board of directors may determine as of no later than the last day of our immediately preceding fiscal year.

Shares issuable under the ESPP will be authorized, but unissued, or reacquired shares of our common stock.

Plan administration

Our board of directors or a committee appointed by our board of directors may administer the ESPP. We expect that our compensation committee will administer our ESPP. The administrator will have full and exclusive discretionary authority to construe, interpret, and apply the terms of the ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the ESPP, designate our subsidiaries as participating in the ESPP, determine eligibility, adjudicate all disputed claims filed under the ESPP and establish procedures that it deems necessary or advisable for the administration of the ESPP, including, but not limited to, adopting such procedures, sub-plans, and appendices to the enrollment agreement as are necessary or appropriate to permit participation in the ESPP by employees who are non-U.S. nationals or employed outside the U.S. The administrator’s findings, decisions, and determinations are final and binding on all participants to the maximum extent permitted by law.

Eligibility

Generally, any of our employees are eligible to participate in our ESPP if they are customarily employed by us or any of our participating subsidiaries for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, before an enrollment date for all options granted on such enrollment date in an offering, may determine that an employee who (a) has not completed at least two years of service (or a lesser period of time determined by the administrator) since the employee’s last hire date, (b) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (c) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (d) is a highly compensated employee within the meaning of Code Section 414(q), and (e) is a highly compensated employee within the meaning of Code Section 414(q) with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in an offering. However, an employee may not be granted an option to purchase stock under our ESPP if the employee (i) immediately after the grant, would own stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of our (or any of our parent’s or subsidiary’s) capital stock; or (ii) holds rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.

Offering periods and purchase periods

Our ESPP includes a component (the “423 Component”) that is intended to qualify as an “employee stock purchase plan” under Code Section 423, and a component that does not comply with Code Section 423 (the “Non-423 Component”). For purposes of this summary, a reference to our ESPP generally will mean the terms and operations of the 423 Component. Our ESPP will provide for      -month offering periods. Each offering period will have              purchase period(s) with the same duration as the offering period. The offering periods will be scheduled to begin on the first trading day on or after              and              of each year, except for the first offering period, which will begin on the first trading day on or after the effective date of the registration statement of which this prospectus forms a part and end on the first trading day on or after                     . The administrator is authorized to change the duration of future offering periods and purchase periods under our ESPP, including the starting and ending dates of offering periods and purchase periods and the number of purchase periods in any offering periods, provided that no offering period will have a duration exceeding 27 months. If the fair market value of a share of our common stock on a purchase date is less than the fair market value on the first trading day of the offering period, participants in that offering period will be withdrawn from that offering period following their purchase of shares on that purchase date and automatically will be enrolled in a new offering period.

Contributions

Our ESPP permits participants to purchase shares of our common stock through payroll deductions of up to     % of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for overtime and shift premium, incentive compensation, bonuses, commissions, equity compensation and other similar compensation.

Exercise of purchase right

Amounts deducted and accumulated by a participant under our ESPP are used to purchase shares of our common stock at the end of each offering period. The purchase price of the shares will be     % of the lower of (a) the fair market value of a share of our common stock on the first trading day of the offering period or (b) the fair market value of a share of our common stock on the exercise date. A participant will be permitted to purchase a maximum of              shares during each offering period.

Non-transferability

A participant may not transfer the contributions credited to his or her ESPP account or rights granted under our ESPP, other than by will or the laws of descent and distribution.

Certain adjustments

Our ESPP provides that if any dividend or other distribution (whether in the form of cash, our common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split up, spin off, combination, reclassification, repurchase, or exchange of our common stock or other securities of ours, or other change in our corporate structure affecting our common stock occurs (other than any ordinary dividends or other ordinary distributions), the administrator will make adjustments to the number and class of shares that may be delivered under our ESPP and/or the purchase price per share and number of shares covered by each option granted under our ESPP that has not yet been exercised, and the numerical share limits under our ESPP. In the event of our proposed dissolution or liquidation, any offering period in progress will be shortened by setting a new purchase date and will terminate immediately before the completion of such proposed transaction, unless determined otherwise by the administrator.

Merger or change in control

In the event of our merger or change in control, as defined in our ESPP, a successor corporation may assume or substitute for each outstanding option. If the successor corporation does not assume or substitute for the options, the offering period then in progress will be shortened, and a new exercise date will be set to occur before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless before such date the participant has withdrawn from the offering period.

Amendment; termination

The administrator has the authority to modify, amend, suspend, or terminate our ESPP except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of our common stock under our ESPP. Our ESPP will terminate automatically              years after the later of the date of the ESPP’s adoption by our board of directors or the business day immediately before the effective date of our registration statement of which this prospectus forms a part, unless we terminate it earlier.

401(k) plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis (the “401(k) plan”). Plan participants are able to defer eligible compensation on a pre-tax or after tax (Roth) basis, subject to applicable annual Internal Revenue Code limits. The 401(k) plan is intended to be qualified under Section 401(a) of the Internal Revenue Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan.

Certain Relationships and Related Party Transactions

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•	We have been or are to be a participant;

•	The amount involved exceeded or exceeds $120,000; and

•

Any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Corporate reorganization

Prior to the consummation of this offering, we consummated the Corporate Reorganization described under the section titled “Prospectus Summary—Corporate Reorganization and Basis of Presentation.”

Contributions and distributions

Matthew Widdows, our chief executive officer and a member of our board of directors, received distributions in 2018, 2019 and 2020 of $3,985,987, $6,720,967 and $10,107,826, respectively, from certain of our subsidiaries prior to the Corporate Reorganization. In 2018, 2019 and 2020, Mr. Widdows made contributions to certain of our subsidiaries prior to the Corporate Reorganization of $3,025,000, $2,892,780 and $6,461,357, respectively.

Commercial agreements

We entered into four commercial lease agreements for office space with Hartford Exchange LLC (“Hartford Exchange”), which is a commercial real estate company that is wholly-owned by Mr. Widdows. In 2018, 2019 and 2020, we paid Hartford Exchange a total of $855,591, $898,468 and $873,210, respectively. Hartford Exchange sold the office space where our corporate headquarters resides, to an unrelated third party effective August 1, 2021. All remaining commercial lease agreements with Hartford Exchange, as well as our new corporate headquarters lease entered into with an unrelated third party, expire in July 2031.

We entered into an equipment lease agreement with Air Leasing, LLC (“Air Leasing”), which is wholly-owned by Mr. Widdows, to lease the use of an airplane for Mr. Widdows’ business and personal use. In 2018, 2019 and 2020, we paid Air Leasing a total of $360,000 each year. All agreements with Air Leasing were terminated as of January 2021.

We entered into employee services agreements with Rollpay LLC (“Rollpay”), which is wholly-owned by Mr. Widdows and his affiliated trusts, to provide for administrative services, as Rollpay maintained our payroll structure and all HomeSmart employees were paid directly by Rollpay. In 2018, 2019 and 2020, we paid Rollpay a total of $11,796,613, $11,627,103 and $13,579,495, respectively, which was primarily used to pay HomeSmart employees’ salaries. All agreements with Rollpay were terminated as of January 2021.

Notes receivable and notes payable

In September 2018, we entered into a variable-rate note receivable agreement for $800,000 with Mr. Widdows. The note bore interest at an average rate of 4.6% per annum and had no stated maturity date. The note principal, plus interest of $84,876, was fully repaid by Mr. Widdows in 2020.

In 2019, we entered into two variable-rate note receivable agreements totaling $680,000 with Mr. Widdows. The first note was issued on May 20, 2019 for $250,000 and bore interest at an average rate of 4.4% per annum. The second note was issued on June 28, 2019 for $430,000 and bore interest at an average rate of 4.3% per annum. No date of maturity was stated for either of the notes. Both of the notes’ principal balances, plus combined interest of $41,165, were fully repaid by Mr. Widdows in 2020.

In connection with the Corporate Reorganization, we entered into an eight-year note payable agreement dated March 31, 2021 for $3,000,000 with Inverness, Inc., an investment holding company wholly-owned by Mr. Widdows. The interest rate for the note payable is 3.0% per annum, and the principal balance is due March 31, 2029. As of June 30, 2021, no principal or interest payments have been made on the note. The note’s outstanding amounts of principal and accrued interest were $3,000,000 and $22,438, respectively, as of June 30, 2021.

In connection with the Corporate Reorganization, we entered into a five-year note receivable agreement dated March 31, 2021 for $2,000,000 with Mr. Widdows. The interest rate for the note receivable was 0.52% per annum, and the note receivable was due March 31, 2026. The note’s principal balance was fully repaid by Mr. Widdows in 2021.

In connection with the Corporate Reorganization, we entered into an eight-year note payable agreement dated March 31, 2021 for $7,000,000 with Matthew Widdows Trust U/T/A, a trust affiliated with Mr. Widdows. The interest rate for the note is 3.0% per annum, and the principal balance is due March 31, 2029. As of June 30, 2021, a total of $3,000,000 of the principal balance was repaid on the note during April and May 2021. No interest payments have been made on the note and the outstanding amounts of principal and accrued interest were $4,000,000 and $35,671, respectively, as of June 30, 2021.

Other transactions

Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since January 1, 2018, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of liability and indemnification of officers and directors

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	Any breach of their duty of loyalty to our company or our stockholders;

•	Any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	Any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and procedures for related party transactions

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

Principal Stockholders

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of                     , 2021, and as adjusted to reflect the sale of our common stock in this offering assuming no exercise of the underwriters’ option to purchase additional shares of our common stock, for:

•	Each of our named executive officers;

•	Each of our directors;

•	All of our current directors and executive officers as a group; and

•	Each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on              shares of our common stock outstanding as of                     , 2021. We have based our calculation of the percentage of beneficial ownership after this offering on              shares of our common stock issued by us in our initial public offering and              shares of common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their option to purchase up to an additional              shares of our common stock from us in part or in full. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of                     , 2021. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o HomeSmart Holdings, Inc., 8388 East Hartford Drive, Suite 100, Scottsdale, Arizona 85255.

Percentage of shares beneficially owned
Name of beneficial owner	Total number of shares beneficially owned(1)	Before the offering	After the offering

Named Executive Officers and Directors:

Executive Officers and Employee Directors
Matthew Widdows(2)		%	%
Ashley Bowers		%	%
Michael Swope		%	%

Non-Employee Directors
Erik Bardman		%	%
Marina Levinson		%	%
John Sizer		%	%
All executive officers and directors as a group ( persons)(2)		%	%

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)	Represents shares beneficially owned by such individual or entity, and includes shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	Includes ownership by the following affiliates of Matthew Widdows: MDW Irrevocable Trust, U/T/A dated December 28, 2012, Matthew D Widdows Trust, U/T/A dated December 31, 2017 and Inverness, Inc.

Description of Capital Stock

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of              shares of capital stock, $0.01 par value per share, of which:

•	shares are designated as common stock; and
•	shares are designated as preferred stock.

As of             , there were              shares of our common stock outstanding, held by              stockholders of record, and no shares of our preferred stock outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of Nasdaq, to issue additional shares of our capital stock.

Common stock

Voting rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

Dividend rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

No preemptive or similar rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to receive liquidation distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully paid and non-assessable

In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued in this offering will be fully paid and non-assessable.

Preferred stock

After the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors will have the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Anti-takeover provisions

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware law

We will be governed by the provisions of Section 203 of the Delaware General Corporation Law (“Section 203”). In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

The business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

At or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Amended and restated certificate of incorporation and amended and restated bylaw provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Board of directors vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Stockholder action; special meeting of stockholders

Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance notice requirements for stockholder proposals and director nominations

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No cumulative voting

The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Amendment of charter and bylaws provisions

Amendments to our amended and restated certificate of incorporation will require the approval of the holders of at least     % of our then outstanding capital stock. Our amended and restated bylaws will provide that the approval of stockholders holding at least     % of our then outstanding capital stock is required for stockholders to amend or adopt any provision of our bylaws.

Issuance of undesignated preferred stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to              shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Exclusive forum

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action asserting a claim against the company or any director or officer of the company arising pursuant to any provision of the Delaware General Corporation Law, (iv) any action to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws, or (v) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. Our amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a course of action under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.]

Transfer agent and registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be             . The transfer agent and registrar’s address is             .

Limitations of liability and indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

We have applied for the listing of our common stock on the Nasdaq Global Select Market under the symbol “HS.”

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of             , we will have a total of              shares of our common stock outstanding. Of these outstanding shares, all              shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be, and shares subject to stock options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. As a result of the lock-up and market standoff agreements described below and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	Beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

Beginning              days after the date of this prospectus (subject to the terms of the lock-up and market standoff agreements described below) all remaining shares will become eligible for sale in the public market, of which              shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-up and market standoff agreements

We will agree that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option or right to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of              for a period of              days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and certain other exceptions.

Our directors, our executive officers and holders of a substantial majority of all of our capital stock and securities convertible into our capital stock have entered or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities,

with limited exceptions, for a period of              days after the date of this prospectus, may not, without the prior written consent of             , (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option or right to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

In addition, our executive officers, directors and holders of a substantial majority of all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, for a period of              days after the date of this prospectus, they will not, without our prior written consent, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock.

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•	1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after the completion of this offering; or

•	The average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of our common stock made in reliance upon Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the effectiveness of this offering to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders of our Common Stock

The following is a summary of the material U.S. federal income tax consequences to “non-U.S. holders” (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, which may result in U.S. federal income tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	Banks, insurance companies or other financial institutions (except to the extent specifically set forth below), regulated investment companies or real estate investment trusts;

•	Persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

•	Tax-exempt organizations or governmental organizations;

•	Pension plans or tax-exempt retirement plans;

•	Controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	Brokers or dealers in securities or currencies;

•	Traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

•	Persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	Certain former citizens or long-term residents of the United States;

•	Partnerships or entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	Persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•	Persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•

Persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” (as defined in Section 451(b) of the Code);

•	Persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	Persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships, or other entities or arrangements treated as partnerships, that hold our common stock, and partners in such partnerships, should consult their own tax advisors regarding the tax consequences of the ownership and disposition of our common stock.

This discussion is for informational purposes only and is not tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax laws or under the laws of any U.S. state or local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. holder defined

For purposes of this discussion, you are a “non-U.S. holder” if you are any holder that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and are not, for U.S. federal income tax purposes, any of the following:

•	An individual who is a citizen or resident of the United States;

•

A corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	An estate whose income is subject to U.S. federal income tax regardless of its source; or

•

A trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or U.S. persons, who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, if any, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale or other disposition of property as described below under the section titled “Gain on Disposition of Our Common Stock.”

Except as otherwise described below in the paragraph on effectively connected income and the sections titled “Backup Withholding and Information Reporting” and “FATCA,” any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the U.S. and your country of residence. A non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the U.S. Internal Revenue Service (“IRS”).

In order to receive a reduced treaty rate, you must provide the applicable withholding agent with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate. In addition, you will be required to update such forms and certifications from time to time as required by law. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. You should consult your tax advisor regarding entitlement to benefits under any applicable income tax treaties.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from such withholding tax, subject to the discussions below on backup withholding and FATCA withholding. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate. In addition, you will be required to update such forms and certifications from time to time as required by law. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are includable on your U.S. federal income tax return and taxed to you at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on disposition of our common stock

Except as otherwise described below in the sections titled “Backup Withholding and Information Reporting,” and “FATCA,” you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

The gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

You are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or other disposition occurs and certain other conditions are met; or

•

Our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

In general, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe, and this discussion assumes, that we currently are not, and will not become, a USRPHC for U.S. federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC at some point in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest with respect to you only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates (and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate), unless otherwise provided by an applicable income tax treaty between the United States and your country of residence. If you are a non-U.S. holder described in the second bullet above, you will generally be required to pay a 30% tax (or such lower rate specified by an applicable income tax treaty between the United States and your country of residence) on the gain derived from the sale or other disposition of our stock, which gain may be offset by certain U.S. source capital losses (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor regarding any applicable income tax treaty or other treaties that may provide for different rules.

Backup withholding and information reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends made to you may be subject to information reporting and backup withholding unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.

Information reporting and backup withholding generally will apply to the proceeds of a sale or other disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of the proceeds from a sale or other disposition of our stock to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, sales or other dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to sales or other dispositions effected through a U.S. office of a broker.

Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding generally will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder (collectively, “FATCA”), generally impose U.S. federal withholding tax at a rate of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock if paid to a “foreign financial institution” (as defined in the Code), unless otherwise provided by the Treasury Secretary or such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends paid on and the gross proceeds from a sale or other disposition of our common stock if paid to a “non-financial foreign entity” (as defined in the Code) unless otherwise provided by the Treasury Secretary or such entity provides the withholding agent with a certification identifying, and information with respect to, certain direct and indirect “substantial United States owners” (as defined in the Code) (“substantial U.S. owners”), of the entity, certifies that it does not have any such substantial U.S. owners or otherwise establishes and certifies to an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock. The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to the gross proceeds from a sale or other disposition of our common stock, which proposed regulations may be relied upon by taxpayers until final regulations are issued. An intergovernmental agreement between the United States and your country of tax residence may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

Underwriters

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and BofA Securities, Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
BofA Securities, Inc.
Stifel, Nicolaus & Company, Incorporated
D.A. Davidson & Co.
Stephens Inc.
Total

The underwriters are committed to purchase all the shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; (iii) the issuance of up to         % of the outstanding shares of our common stock, or securities convertible into, exercisable for, or which are otherwise exchangeable for, our common stock, immediately following the closing of this offering, in acquisitions or other similar strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters; or (iv) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers, and substantially all of our shareholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members or stockholders of the lock-up party; (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.

J.P. Morgan Securities LLC and BofA Securities, Inc. in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to have our common stock approved for listing on the Nasdaq Global Select Market under the symbol “HS.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the                 , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no offer of securities which are the subject of the offering contemplated by this prospectus may be made to the public in that Relevant State, other than:

•	At any time to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

•	At any time to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

•	At any time in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities referred to above shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or be caused to be communicated (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

No offer of securities which are the subject of the offering contemplated by this prospectus may be made to the public in the United Kingdom, other than:

•	At any time to any legal entity which is a “qualified investor” as defined in Article 2 of the UK Prospectus Regulation;

•

At any time to fewer than 150 natural or legal persons (other than “qualified investors” as defined in Article 2 of the UK Prospectus Regulation) in the United Kingdom subject to obtaining the prior consent of the underwriters; or

•	At any time in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of securities referred to above shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression “an offer of securities to the public” in relation to any securities means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.”

Notice to prospective investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119

CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to prospective investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in

Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to prospective investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Securities were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Securities, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor.

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Legal Matters

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. The underwriters are being represented by Latham & Watkins LLP, Menlo Park, California.

Experts

The combined financial statements of HomeSmart Holdings, Inc as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020, have been included herein in reliance on the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of PalmerHouse Properties, LLC, PalmerHouse Properties and Associates, LLC, and PalmerHouse Properties Lake Country, LLC as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020, have been included herein in reliance on the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where You Can Find Additional Information

We have submitted with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at www.homesmart.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

HomeSmart Holdings, Inc.

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors

HomeSmart Holdings, Inc.:

Opinion on the combined financial statements

We have audited the accompanying combined balance sheets of HomeSmart Holdings, Inc. (the Company) as of December 31, 2020 and 2019, the related combined statements of operations, stockholder’s equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2020.

Phoenix, Arizona

September 3, 2021

HomeSmart Holdings, Inc.

Combined statements of operations

(In thousands, except share and per share data)

	Year ended December 31,
	2019	2020

Revenue
Real estate brokerage	$315,947	$380,890
Franchise	4,577	5,635
Affiliated business services	4,081	5,981

Total revenue	324,605	392,506

Operating expenses
Commission and other agent-related costs (includes $2,092 and $1,631, respectively, to related parties)	298,897	362,059
General and administrative (includes $9,653 and $8,392, respectively, to related parties)	14,783	16,576
Sales, marketing, and advertising (includes $3,067 and $2,864, respectively, to related parties)	3,780	3,975
Depreciation and amortization	665	911

Total operating expenses	318,125	383,521

Income from operations	6,480	8,985
Interest expense	220	182
Other income (loss), net	(73)	557

Income before income taxes	6,187	9,360
Income tax expense	191	155

Net income	$5,996	$9,205

Net income per share, basic and diluted	$5,996	$9,205

Weighted average common shares outstanding, basic and diluted	1,000	1,000

The accompanying notes are an integral part of these combined financial statements.

HomeSmart Holdings, Inc.

Combined balance sheets

(In thousands, except share and per share data)

	December 31,
	2019	2020

Assets

Current assets:
Cash and cash equivalents	$5,999	$10,690
Accounts receivable, net of allowance for doubtful accounts of $262 and $233, respectively	1,280	1,642
Prepaid expenses	1,227	782
Due from related parties	1,637	134
Other current assets	1,111	660
Mortgage loans held for sale	—	2,698

Total current assets	11,254	16,606
Property and equipment, net	1,913	1,965
Goodwill	5,161	5,161
Intangibles, net	532	306
Other non-current assets	790	847

Total assets	$19,650	$24,885

Liabilities and stockholder’s equity

Current liabilities:
Accounts payable	$614	$515
Accrued expenses and other current liabilities	2,036	1,077
Commissions payable	268	521
Due to related parties	1,162	2,239
Secured credit facilities	3,229	3,569
Current portion of notes payable	744	497

Total current liabilities	8,053	8,418
Long-term notes payable	1,052	214
Other non-current liabilities	912	1,062

Total liabilities	10,017	9,694

Commitments and contingencies (Note 9)

Stockholder’s equity:
Common stock, $0.01 par value, 100,000,000 shares authorized as of December 31, 2020 and 2019, respectively; 1,000 shares issued and outstanding at December 31, 2020 and 2019	—	—
Additional paid-in-capital	6,341	12,802
Retained earnings	3,292	2,389

Total stockholder’s equity	9,633	15,191

Total liabilities and stockholder’s equity	$19,650	$24,885

The accompanying notes are an integral part of these combined financial statements.

HomeSmart Holdings, Inc.

Combined statements of cash flows

(In thousands)

	Year ended December 31,
	2019	2020

Operating activities
Net income	$5,996	$9,205

Adjustments to net income:
Depreciation and amortization	665	911
Unrealized gains on loans held for sale	—	(70)
Change in allowance for doubtful accounts	(95)	(29)

Mortgage loans held for sale:
Proceeds from sale of loans held for sale	—	22,311
Disbursements of mortgage loans held for sale	—	(24,938)

Changes in assets and liabilities:
Accounts receivable	(238)	(333)
Prepaid expenses	(998)	445
Other current assets	(414)	451
Other non-current assets	93	(116)
Accounts payable	293	(99)
Accrued expenses and other current liabilities	705	(959)
Due to related parties	—	1,077
Commissions payable	268	253
Other non-current liabilities	(150)	150

Net cash provided by operating activities	6,127	8,259

Investing activities
Purchases of property and equipment	(493)	(740)
Payments for acquisitions, net of cash acquired	(870)	—
Proceeds from repayment of notes receivables	415	61

Net cash used in investing activities	(948)	(679)

Financing activities
Repayments of notes payable	(683)	(1,085)
Borrowings under secured credit facilities	1,293	24,583
Repayments under credit facilities	(3,469)	(24,243)
Due from related parties	2,189	1,503
Contributions from common stockholder	2,893	6,461
Distributions to common stockholder	(6,721)	(10,108)

Net cash used in financing activities	(4,498)	(2,889)

Net increase in cash and cash equivalents	681	4,691
Cash and cash equivalents, beginning of period	5,318	5,999

Cash and cash equivalents, end of period	$5,999	$10,690

Supplemental disclosure of cash flow information:
Cash paid for interest	$268	$233
Cash paid for taxes	17	—

The accompanying notes are an integral part of these combined financial statements.

HomeSmart Holdings, Inc.

Combined statements of stockholder’s equity

(In thousands, except share data)

	Common Stock		Additional paid-in-capital	Retained earnings	Total stockholder’s equity
	Shares	Amount
Balances as of December 31, 2018	1,000	$—	$3,448	$4,017	$7,465
Net income	—	—	—	5,996	5,996
Contributions from common stockholder	—	—	2,893	—	2,893
Distributions to common stockholder	—	—	—	(6,721)	(6,721)

Balances as of December 31, 2019	1,000	$—	$6,341	$3,292	$9,633

Net income	—	—	—	9,205	9,205
Contributions from common stockholder	—	—	6,461	—	6,461
Distributions to common stockholder	—	—	—	(10,108)	(10,108)

Balances as of December 31, 2020	1,000	$—	$12,802	$2,389	$15,191

The accompanying notes are an integral part of these combined financial statements.

1. Description of business

HomeSmart Holdings Inc. (“Holdings” or “the Company”), collectively with its subsidiaries, is a real estate enterprise powered by its proprietary end-to-end technology platform. The Company provides integrated real estate solutions to agents, Company-owned brokerages, franchisees and ultimately the buyers and sellers (“the consumer”) with operations across the United States.

Holdings has organized its operations into three operating and reportable segments: Real estate brokerage, Franchise, and Affiliated business services. The Real estate brokerage operating segment is engaged by its customers to assist with the buying, selling, or leasing of property. In exchange for its services, the Company is compensated in the form of commission income earned upon closing of the sale of a property or execution of a lease. The Franchise operating segment franchises its real estate brand to real estate brokerage businesses that are independently owned and operated. Franchise revenue principally consists of royalty and marketing fees from the Company’s franchisees. Royalties received by the Company are primarily derived from the number of agents affiliated with each franchisee and the number of closed transactions by each franchisee each month. The Affiliated business services operating segment provides mortgage, title, escrow and other ancillary services. The Company receives fees for the mortgage, title, escrow and other ancillary services it provides its customers, as well as proceeds from the sale of mortgage loans originated by the Company.

2. Summary of critical accounting policies

Basis of presentation and principles of combination

HomeSmart Holdings, Inc. was formed on November 2, 2020 with the objective of consolidating 100% of the Founder and Chief Executive Officer’s (the “Founder”) equity interests held in multiple individual legal entities, into one legal business entity (“the Reorganization”). Before and after the Reorganization the Founder had 100% ownership in HomeSmart Holdings, Inc. and the legal entities included in the Reorganization, with the exception of four joint venture legal entities in which the Founder had both a 51% ownership and voting interest. The Reorganization which occurred in the second quarter of 2021, ultimately combined each of the individual legal entities under common control which requires the acquired entities to be combined at their historical cost. The Company’s combined financial statements and related footnotes are presented as if the Reorganization occurred at the beginning of the earliest date presented and the prior periods have been retrospectively adjusted except for historical business combinations which are included in the combined financial statements from the date of the respective acquisition. Prior to the Reorganization, there were no subsidiaries consolidating into Holdings and the Company had no operations, assets or liabilities.

The combined financial statements include the accounts of HomeSmart Holdings, Inc. and the HomeSmart Subsidiaries. All intercompany accounts and transactions have been eliminated in combination. The Company’s combined financial statements were prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and include the assets, liabilities, revenues and expenses of all controlled subsidiaries. The combined statements of operations include the results of entities acquired from the date of the acquisition. The Company’s fiscal year end is December 31.

The Company combines entities in which it has a controlling financial interest based on either the variable interest entity (VIE) or voting interest model. The Company is required to first apply the VIE model to determine whether it holds a variable interest in an entity, and if so, whether the entity is a VIE. If the Company determines it does not hold a variable interest in a VIE, it then applies the voting interest model. Under the voting interest model, the Company consolidates an entity when it holds a majority voting interest in an entity.

Use of estimates

In preparation of the combined financial statements, GAAP requires management to make judgements, estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. The Company regularly evaluates estimates and assumptions related to the fair value of acquired intangible assets and goodwill, provisions for doubtful accounts, legal contingencies, impairment of intangible assets and goodwill, and income taxes. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances. Actual results realized by the Company could differ materially and adversely from the Company’s estimates.

Segment reporting

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Segment Reporting (Topic 280), established standards for the manner in which enterprises report information about operating segments. The Company views its operations as three reportable segments. See Note 13, “Segment Reporting”, for discussion.

Revenue recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The Company adopted the new revenue standard on January 1, 2018, using the modified retrospective transition method. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations or cash flows.

The Company’s revenue recognition policies are discussed further below by business segment:

Real estate brokerage

As an owner-operator of real estate brokerages, the Company assists home buyers and sellers in listing, marketing, selling and finding homes. Real estate commissions earned by the Company’s real estate brokerage business are recorded as revenue at the closing of a real estate transaction (i.e., purchase or sale of a home, execution of a lease). These revenues are referred to as Real estate brokerage revenue. The commissions the Company pays to real estate agents are recognized concurrently with the associated brokerage revenues and included as a cost of sale within the Commission and other agent-related costs line item on the accompanying Combined Statements of Operations.

In such real estate transactions, the Company holds the real estate brokerage license that is necessary under relevant state laws and regulations to provide brokerage services and therefore controls those services that are necessary to legally transfer real estate between home buyers and sellers. Although the Company’s agents are independent contractors, they cannot execute a real estate transaction without a brokerage license, which the Company possesses. The Company has the only contractual relationship for the sale or exchange of real estate with its customer (i.e., the home buyer or seller). Accordingly, the Company is the principal in its transactions with both home buyers and sellers; or lessees and lessors in the case of an execution of a lease.

As principal, the Company recognizes revenue in the gross amount of consideration it expects to receive in exchange for those services which is determined based on the sales price multiplied by the commission rate as agreed upon in the respective independent contractor agreement between each agent and the Company.

Franchise

The Company franchises its real estate brands to real estate brokerage businesses that are independently owned and operated. Franchise revenue principally consists of upfront, royalty, and marketing fees earned from the Company’s franchisees.

The franchise arrangement requires the Company to perform various upfront activities to support the brand such as training, pre-opening assistance, and access to the Company’s technology platform. These upfront services are highly interrelated with the franchise right as they do not provide a substantive service to the customer on their own. Together, the upfront services and franchise right represent a series of distinct daily services rendered over time. Consistent with the transfer of control for distinct, daily services to the customer, franchise fee revenue from the sale of individual franchises and fees for new branch locations are deferred and recognized over the term of the individual franchise agreement, 5 or 10 years, on a straight-line basis. The franchise deferred revenues are presented in other current and non-current liabilities.

The royalty received is primarily based on the franchisee’s agent count and the number of real estate transactions closed in a month. Royalty fees are accrued as the underlying franchisee revenue is earned (typically upon close of the real estate transaction).

The Company also earns monthly marketing fees from its franchisees. Such fees are utilized to fund ongoing marketing campaigns on behalf of its franchisees and are recognized as franchise revenue in the month earned. In addition, the Company recognizes a deferred asset for commissions paid for the sale of a new franchise as these are considered costs of obtaining a contract with a customer that are expected to provide benefits to the Company for longer than one year. The Company classifies capitalized commissions as current or non-current assets in the Combined Balance Sheets based on the expected timing of recognition of the expense. The amount of commissions is a flat rate for each location and is amortized over a period of five years. The amount of capitalized commissions was $0.6 million at both December 31, 2020 and 2019.

Affiliated business services

The Company provides mortgage, title, escrow and other ancillary services to the consumer. Revenues for mortgage services are recorded as earned, generally at the time a real estate transaction is closed. The Company also began originating mortgage loans in April 2020, which it in turn intends to sell in a short period of time after issuance. Upon sale of a mortgage loan into the secondary mortgage market, any difference between the proceeds received and the current fair value of the loan is recognized in the Affiliated business services revenue line item on the Combined Statements of Operations. The Company also enters into interest rate lock commitments (“IRLCs”) with customers at the beginning of the lending process. Any gain(loss) on IRLCs is recognized in current period earnings. Mortgage loans held for sale are typically sold within 30 days after loan issuance.

Title and escrow revenues within the Company’s affiliated business services are recorded as earned, generally at the time a real estate transaction is closed. For title services, the Company acts as an agent for insurance policy underwriters by performing title related services on their behalf. The insurance policy underwriter is the primary obligor for the policy. Accordingly, the Company recognizes revenue solely based on the net amount the Company earns for its performance of the title related services, as opposed to the gross amount of the title insurance transaction. For escrow services, the Company’s primary responsibilities are to administer funds and enforce the terms of the escrow agreement. In this capacity, the Company is an agent in its promise to perform the services for the real estate broker, who is the principal and primary obligor. Accordingly, the Company recognizes escrow services revenue upon performance of the services, in the amount contractually agreed upon with the broker.

Commission and other related costs

The Company pays commissions to agents of the Company owned brokerages for which the associated costs are recognized concurrently with the associated revenue and are recorded within the Commission and other agent-related costs line item on the Combined Statements of Operations. Additionally, the Company pays fees to external brokerages for client referrals, which are recognized and paid upon the closing of a real estate transaction. The Company charges its agents various fees in exchange for the right to affiliate and ultimately represent end consumers in the buying and selling of real estate associated with the Company’s brokerage license. These fees are either transaction based, where amounts are collected at the closing of a brokerage transaction, or in the form of periodic fixed fees over a defined period of time. Fees charged to affiliated agents are recognized as a reduction to Commission and other agent-related costs as the reimbursements do not constitute a payment for a distinct good or service provided to the agent nor do they constitute a reimbursement for a specific, incremental, identifiable cost for the Company.

The Company also incurs costs related to the sale of new franchises which are included in the Commission and other agent-related costs on the Combined Statements of Operations.

The mortgage, title and escrow Affiliated business services operating segment incurs personnel-related costs, including salaries, benefits and bonuses, incurred in connection with either funding new loans or closing transactions within title and escrow. Other direct costs include title policies issued as well as other notary and recording fees. The net amount of these costs are also included in Commission and other agent-related costs on the Combined Statements of Operations.

Contract costs

The Company capitalizes commissions paid for its franchise arrangements, as an incremental cost to acquire the contract. Capitalized commissions are amortized over the period of expected benefit, which management estimates to be five years. Contract costs are presented in other current and non-current assets in the combined balance sheets, based on the expected timing of recognition of the expense.

Contract liabilities

The following table shows the change in the Company’s contract liabilities related to revenue contracts by reportable segment for the periods (in thousands):

	Year ended December 31, 2020
	Beginning balance at January 1, 2020	Additions during the period	Recognized as revenue during the period	Ending balance at December 31, 2020
Franchise	$1,049	$340	$(461)	$928

Total	$1,049	$340	$(461)	$928

	Year ended December 31, 2019
	Beginning balance at January 1, 2019	Additions during the period	Recognized as revenue during the period	Ending balance at December 31, 2019
Franchise	$760	$547	$(258)	$1,049

Total	$760	$547	$(258)	$1,049

For the years ended December 31, 2020 and 2019, the non-current portion of contract liabilities was $0.7 million and $0.6 million, respectively and is presented in other non-current liabilities on the accompanying Combined Balance Sheets.

Remaining performance obligations

Remaining performance obligations represent the aggregate transaction prices for contracts where performance obligations have not yet been satisfied. The majority of the Company’s contracts are transactional in nature or have a duration of one-year or less. The Company applies the practical expedient related to remaining performance obligations that are part of a contract that has an original expected duration of one year or less and the practical expedient related to variable consideration from remaining performance obligations pursuant to the series guidance in Topic 606. All remaining performance obligations apply to one of these practical expedients; therefore, the Company does not disclose the value of unsatisfied performance obligations for contracts.

Cash and cash equivalents

The Company considers all highly liquid investments with maturities when purchased of three months or less to be cash equivalents.

Income taxes

Prior to the Reorganization in the second quarter of 2021, the HomeSmart Subsidiaries were primarily taxed as pass-through entities for federal and state income tax purposes. Accordingly, for federal and state income tax purposes, most income, loss, and other tax attributes pass through to the members’ income tax returns. The majority of income tax expense for 2020 and 2019 is attributable to one corporation within the group operating in Puerto Rico. No items gave rise to deferred taxes as of December 31, 2020 and 2019.

Fair value measurements

The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company categorizes each of its fair value measurements in one of the following three levels based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy prioritizes the quality and reliability of the information used to determine fair values. The Company recognizes transfers between levels within the fair value hierarchy, if any, at the end of each period. There were no transfers between levels during the periods presented.

Input level	Definitions
Level 1	Inputs are quoted market prices in active markets for identical assets or liabilities (these are observable market inputs).

Level 2	Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability (includes quoted market prices for similar assets or identical or similar assets in markets in which there are few transactions, prices that are not current or prices that vary substantially).

Level 3	Inputs are unobservable inputs that reflect the entity’s own assumptions in pricing the asset or liability (used when little or no market data is available).

The fair value of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, approximate their carrying value due to their short-term maturities. The carrying amount of the Company’s secured credit facilities approximate their fair value as the stated interest rate approximates market rates currently available to the Company. Mortgages held for sale are recognized at their fair value based on an agreed upon future sale price with a financial institution that intends to purchase the mortgage. While not material to the Company’s combined financial statements, interest rate locks are also carried at their fair value in other non-current assets. Notes payable are presented at their carrying value; see Note 12, “Fair Value Measurements” for further discussion of the Company’s fair value measurements.

Credit risk

The Company is subject to credit risk associated with accounts receivable and mortgage loans that it originates during the period of time prior to the sale of these loans. The Company considers credit risk associated with mortgage loans to be insignificant as it holds the loans for a short period of time, and the secondary market for these loans continues to be highly liquid.

Mortgage loans held for sale

The Company has elected the fair value option for accounting for mortgage loans held for sale with unrealized gains and losses included in Affiliated business services revenue in the Combined Statements of Operations. Mortgage loans held for sale are loans originated as held for sale, that are expected to be sold into the secondary mortgage market. For the period ended December 31, 2020, a gain of $0.1 million was included in the Affiliated business services revenue line item on the Combined Statements of Operations and in the Mortgage loans held for sale line item on the Combined Balance Sheets, to reflect the change in the fair value Mortgage loans held for sale.

Allowance for doubtful accounts

Accounts receivable primarily consist of amounts owed from escrow companies upon the close of real estate transactions, amounts owed from franchisees, and amounts owed from our agents. The Company estimates the allowance necessary to provide for uncollectible accounts receivable. The estimate is based on historical experience, combined with a review of current developments and forecasts of future collectability. The allowance calculation also includes specific accounts for which collectability is considered to be remote (i.e., bankruptcy, lack of contact, age of account balance, etc.).

Property and equipment, net

Property and equipment (including leasehold improvements) are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation, recorded as a component of depreciation and amortization on the Combined Statements of Operations, is computed utilizing the straight-line method over the estimated useful lives of the related assets and assuming no salvage value, as follows:

Type	Estimated useful life
Furniture	10 years
Office and computer equipment	3 - 7 years
Vehicles	5 years
Leasehold improvements(a)	3 - 7 years
Internally developed software	5 years

(a)	Leasehold improvements are depreciated over the lesser of the lease term or the useful life of the improvement.

Costs incurred in the preliminary stages of software development are expensed as incurred. Once an application has reached the development stage, direct internal and external costs relating to upgrades or enhancements that meet the capitalization criteria are capitalized and amortized on a straight-line basis over their estimated useful lives. Maintenance and enhancement costs (including those costs in the post-implementation stages) are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the software that result in added functionality, in which case the costs are capitalized as well.

Internally developed software costs are amortized over the expected useful lives of the releases, which have been estimated to have a useful life of five years. Estimated useful lives of capitalized internal-use software are reviewed annually or whenever events or changes in circumstances indicate a release may be impaired.

Business combinations

See Note 3, “Business Combinations”, for discussion.

Goodwill, intangible assets and other long-lived assets

Goodwill represents the excess of acquisition costs over the fair value of the net tangible assets and identifiable intangible assets acquired in a business combination. Goodwill is not amortized but is subject to impairment testing. The aggregate carrying amount of the Company’s goodwill was $5.2 million at both December 31, 2020 and 2019, respectively, and is subject to an impairment assessment annually as of October 1, or whenever events or changes in circumstances occur that indicate fair value may be below the carrying amount. As part of the annual goodwill impairment test, the Company first performs a qualitative assessment to determine whether further impairment testing is necessary. If, as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test will be required. If the Company has determined it necessary to perform a quantitative impairment assessment, the Company will compare the fair value of the reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, limited to the total amount of goodwill of the reporting unit. The results of the Company’s annual goodwill impairment assessments did not indicate the carrying amounts of Goodwill at December 31, 2020 and 2019 exceeded the fair values of the respective reporting units. In addition, there were no events or changes in circumstances during the periods presented that indicated goodwill may be impaired.

The Company’s finite-lived intangible assets are carried at cost, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives. The Company estimates the useful life by estimating the expected period of economic benefit. Intangible assets consist of agent relationships, pending sales (i.e., real estate transactions in-process) and listings, and trade names acquired through historical acquisitions. The estimated useful lives of the Company’s intangible assets range from one to five years. There were no events or changes in circumstances that indicated intangible assets were impaired during any of the periods presented.

The Company evaluates other non-current assets, which include depreciable intangible and tangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of other non-current assets exceeds its fair value. This includes but is not limited to significant adverse changes in business climate, market conditions or other events that indicate an asset groups’ carrying amount may not be recoverable. Recoverability of asset groups to be held and used is measured first by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset group. If such asset groups’ were considered to be impaired, an impairment loss in the amount of the excess of the carrying amount over the fair value of the asset group, would be recognized. There were no events or changes in circumstances that indicated the other non-current assets were impaired during any of the periods presented.

Sales, marketing and advertising

Sales, marketing, and advertising expenses consist primarily of public relations, communications and events expenses, personnel-related costs, including salaries, benefits and bonuses, for employees supporting franchise sales, marketing, agent recruiting and retention costs, acquisition and new office expansions, ancillary services, and costs related to national referral, relocation, lead generation and call center activities. Sales, marketing, and advertising expenses also include advertising expenses such as print advertising, content marketing, online and social media advertising, event marketing and promotional items, which are expensed as incurred.

General and administrative

General and administrative expenses consist primarily of personnel-related costs, including salaries, benefits, and bonuses for executive management and administrative employees, including, finance and accounting, legal, human resources and communications, brokerage operations, the occupancy costs for the corporate headquarters, and other office-related expenses for supporting our agents, administrative functions, professional service fees for legal and finance, insurance expenses and talent acquisition expenses. General and administrative costs are expensed as incurred.

Recently adopted accounting standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, that changes the impairment model for most financial assets and certain other instruments. For receivables, loans, and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowance for losses. Although an entity may still use its current systems and methods for recording the allowance for credit losses, under the new rules, the inputs used to record the allowance for credit losses generally will need to change to appropriately reflect an estimate of all expected credit losses and the use of reasonable and supportable forecasts. In addition, an entity will have to disclose significantly more information about allowances and credit quality indicators. The new standard is effective for the Company for fiscal years beginning after December 15, 2022, and early adoption is permitted. On January 1, 2018, the Company early adopted ASU 2016-13. The adoption did not have a material impact on the Company’s combined financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which clarifies classification for certain cash receipts and cash payments on the consolidated statement of cash flow. ASU 2016-15 is effective for fiscal years beginning after December 15, 2018, and interim reporting periods within those years, beginning after December 15, 2019. Early adoption is permitted in any interim or annual reporting period. The standard requires a retrospective transition method for each period presented. On January 1, 2020, the Company adopted ASU 2016-15. The adoption did not have a material impact on the Company’s combined financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which is intended to reduce the diversity in the classification and presentation of changes in restricted cash in the statement of cash flows, through requiring entities to combine the changes in cash and cash equivalents and restricted cash in one line. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash in the statement of cash flows. In addition, if more than one line item is recorded on the balance sheet for cash and cash equivalents and restricted cash, a reconciliation between the statement of cash flows and balance sheet is required. This ASU is effective for fiscal years beginning after December 15, 2018, and interim reporting periods within those years, beginning after December 15, 2019. The retrospective transition method, requiring adjustment to all comparative periods presented, is required. On January 1, 2019, the Company adopted ASU 2016-18. The adoption did not have a material impact on the Company’s combined financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): simplifying the Test for Goodwill Impairment, which eliminates step 2 from the annual goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable. This ASU is effective for annual and interim reporting periods beginning after December 15, 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. On January 1, 2019, the Company adopted ASU 2017-04. The adoption did not have a material impact on the Company’s combined financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which removes certain disclosure requirements related to the fair value hierarchy, such as removing the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements, such as disclosing the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurement. The ASU is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. On January 1, 2020, the Company adopted ASU 2018-13. The adoption did not have a material impact on the Company’s combined financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract, which clarifies that implementation costs incurred by customers in cloud computing arrangements are deferred if they would be capitalized by customers in the software licensing arrangements under the internal-use software guidance. Additionally, any capitalized costs should not be recorded to “Depreciation and amortization” in the Combined Statements of Operations. The ASU is effective for annual reporting periods beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. On January 1, 2019, the Company adopted ASU 2018-15. The adoption did not have a material impact on the Company’s combined financial statements and related disclosures.

Recently issued accounting pronouncements

As an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), the Company is provided the option to adopt new or revised accounting guidance either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as non-public business entities, including early adoption when permissible. The Company has elected to adopt new or revised accounting guidance within the same time periods as non-public business entities, including early adoption at the Company’s option, when permissible. The following provides a brief description of recent accounting pronouncements that could have a material effect on the Company’s financial statements:

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which requires lessees to recognize the assets and liabilities that arise from all leases on the combined balance sheets. ASU 2016-02 is effective for fiscal periods beginning after December 15, 2021, for non-public companies. The Company elected the extended transition period available to emerging growth companies and will adopt the new standard on January 1, 2022. The standard requires a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements, or the beginning of adoption. While the Company is continuing to evaluate potential impacts of this standard, it anticipates, upon adoption of the standard, the lessee accounting for operating leases will have a material effect on the Combined Balance Sheets in the form of the recognition of a right-of-use asset and corresponding lease liability, not required under prior guidance. The Company does not anticipate adoption of the standard will have a material effect on the Combined Statements of Operations.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The ASU is part of the FASB’s simplification initiative; and it is expected to reduce cost and complexity related to accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740, Income Taxes related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The new standard will become effective for non-public companies with fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the effect that this ASU will have on its combined financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. An update was also issued expanding the scope of this guidance. The guidance provides optional expedients and exceptions for applying GAAP to contracts or other transactions affected by reference rate reform if certain criteria are met. The guidance was issued on March 12, 2020 and may be applied prospectively through December 31, 2022. The Company is evaluating applicable contracts and transactions to determine whether to elect the optional guidance. The adoption of this standard is not expected to have a material impact on the Company’s combined financial statements and related disclosures.

3. Business combinations

Business combinations are accounted for under the acquisition method of accounting. This method requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the Combined Statements of Operations.

On October 31, 2019, the Company acquired 100% of the outstanding equity interests in TriStar Realty, Inc (“TriStar”) for $1.0 million using $0.9 million in cash and issuing a $0.1 million five-year term promissory note with a non-compounded interest rate of 4% per annum. The TriStar acquisition was completed in support of the Company’s ongoing agent count growth strategy.

The TriStar acquisition was accounted for using the acquisition method of accounting under which the Company allocated the total purchase price to the tangible and identifiable intangible assets acquired based on their estimated fair values as of the acquisition date, as determined by management. The excess of the purchase price over the aggregate fair values of the identifiable assets was recorded as goodwill. Goodwill generated from the TriStar acquisition was primarily attributable to the opportunity to expand in a geographical region less familiar with the Company’s brand.

The following table shows the allocation of the purchase price of TriStar to the acquired identifiable assets, and goodwill (in thousands):

Fixed assets	$500
Agent relationships	100
Pendings and listings	20
Trade name	20
Goodwill	340

Total purchase price	$980

The measurement period ended on October 31, 2020, and no measurement period adjustments were recorded during 2020.

4. Goodwill and intangible assets

Goodwill is attributable to the Real Estate Brokerage reporting unit, as follows (in thousands):

Balance at January 1, 2019	$4,821
Goodwill acquired(1)	340

Balance at December 31, 2019	5,161
Goodwill acquired	—

Balance at December 31, 2020	$5,161

(1)	Goodwill acquired during the year ended December 31, 2019, relates to the acquisition of TriStar.

Intangible assets, net, are as follows (in thousands):

	December 31, 2020
	Estimated useful life	Gross carrying value	Accumulated amortization	Net

Finite-lived intangible assets:
Agent relationships	5 years	$960	$(654)	$306

Total		$960	$(654)	$306

	December 31, 2019
	Estimated useful life	Gross carrying value	Accumulated amortization	Net

Finite-lived intangible assets:
Agent relationships	5 years	$960	$(462)	$498
Trade name	1 year	20	(3)	17
Pendings and listings	1 year	20	(3)	17

Total		$1,000	$(468)	$532

Amortization expense for intangible assets for the years ended December 31, 2020 and 2019 was $0.2 million.

The estimated aggregate amortization expense for each of the five succeeding fiscal years is shown in the table below at (in thousands):

Amortization expense
2021	$192
2022	77
2023	20
2024	17
Thereafter	—
Total	$306

5. Property and equipment, net

As of December 31, 2020 and 2019, Property and equipment, net consisted of (in thousands):

	December 31,
	2019	2020
Internally developed software	$1,906	$2,642
Furniture	445	445
Office and computer equipment	666	667
Vehicles	69	69
Leasehold improvements	90	90

Total Property and equipment	3,176	3,913
Less: Accumulated depreciation and amortization	(1,263)	(1,948)

Property and equipment, net	$1,913	$1,965

The Company recorded depreciation and amortization expense related to property and equipment of $0.7 million and $0.5 million for the years ended December 31, 2020 and 2019, respectively, included in the Depreciation and amortization line item on the Combined Statements of Operations.

6. Accrued expenses and other current liabilities

Accrued expenses at December 31, 2020 and 2019 consist of the following:

	December 31,
	2019	2020
Accrued expenses	$1,487	$603
Current portion of contract liabilities	461	276
Other	88	198

Total accrued expenses and other current liabilities	$2,036	$1,077

7. Debt

Secured credit facilities

Operating secured credit facility

In February 2017 the Company entered into a secured credit facility agreement with a bank (“the Lender”) for which draws may be used for acquisitions and general corporate purposes (the “Operating Secured Credit

Facility Agreement”). The Operating Secured Credit Facility is secured by the personal property and assets of the Founder and multiple subsidiaries of HomeSmart wholly owned by the Founder. At December 31, 2020 and 2019, the Operating Secured Credit Facility Agreement provides borrowing capacity of $10.0 million, maturing on September 10, 2021. Borrowings bear interest at a rate equal to the London interbank offered rate (“LIBOR”), plus an applicable margin. The effective interest rate of the Operating Secured Credit Facility was 3.85% and 4.61% at December 31, 2020 and 2019, respectively. At December 31, 2020 and 2019, the Company had $1.1 million and $3.2 million, respectively, of borrowings outstanding and $8.8 million and $6.8 million, respectively, of additional borrowing capacity under its Operating Secured Credit Facility Agreement.

The Company has the option to repay the borrowings under the Operating Secured Facility without premium or penalty prior to maturity. The Operating Secured Credit Facility contains customary affirmative and negative covenants, such as financial statement reporting requirements, as well as covenants that restrict its ability to, among other things, incur additional indebtedness, declare dividends or make certain distributions and undergo a merger or consolidation or certain other transactions, without the Lender’s prior consent. Additionally, the commitments under the Operating Secured Credit Facility will automatically be reduced to zero and the Company will be required to repay any outstanding loans under the facility in September 2021, unless both parties agree to an extension. As of December 31, 2020 and 2019, the Company was in compliance with all financial covenants under the Facility.

Mortgage secured credit facility

In December 2019 the Company entered into a secured credit facility agreement (the “Mortgage Secured Credit Facility ”) with a bank which is used exclusively to fund originated mortgages which are subsequently resold to designated investors. The Mortgage Secured Credit Facility is secured by the properties by which proceeds from the originated mortgages were used to purchase. At December 31, 2020 the Mortgage Secured Credit Facility Agreement provides a maximum borrowing capacity of $5.0 million. Borrowings for an originated mortgage bear interest at a rate equal to LIBOR plus an applicable escalating margin ranging from 0% to 10.0%, or 11.5%, whichever is greater, depending on the length outstanding of the respective borrowing. The terms of the Mortgage Secured Credit Facility require the borrowings associated with each mortgage to be repaid upon the sale of the mortgage to a third party. The Company may repay the respective borrowings in whole or in part at any time. The interest rate in effect at both December 31, 2020 and 2019 was 4.5%. At December 31, 2020 and 2019, the Company had $2.5 million and $0.0 million, respectively, of borrowings outstanding and $2.5 million and $5.0 million, respectively, of additional borrowing capacity under its Mortgage Secured Credit Facility Agreement.

The Mortgage Secured Credit Facility contains customary affirmative and negative covenants, such as financial statement reporting requirements, as well as covenants that restrict its ability to, among other things, incur additional indebtedness, declare dividends or make certain distributions and undergo a merger or consolidation or certain other transactions, without the Lender’s prior consent. The Company is also subject to a restrictive financial covenant which requires the Company to maintain a certain leverage ratio. As of December 31, 2020 and 2019, the Company was in compliance with all financial covenants under the Facility.

Notes payable

On May 1, 2017, the Company issued a $2.3 million promissory note with a non-compounded interest rate of 5.0% per annum in connection with a business combination, maturing in May 2022. As of December 31, 2020 and 2019, the outstanding balance was $0.7 and $1.2 million, respectively.

On March 18, 2008, the Company issued a $1.3 million promissory note with an interest rate of 5.0% per annum, compounded monthly, in connection with a business combination, maturing in May 2023. The outstanding principal balance was repaid in full in September of 2020. As of December 31, 2020 and 2019, the outstanding balance was $0.0 and $0.4 million, respectively.

On March 18, 2008, September 1, 2015 and November 1, 2019, the Company issued three other promissory notes (“the three notes”) that were originated in connection with three separate business combinations, maturing May 1, 2023, August 1, 2020 and August 1, 2020, respectively. The aggregate original balance of the three notes was $0.8 million bearing interest between 4.0% and 5.0%, per annum. The outstanding principal balances related to the three notes were repaid in full during the year ended December 31, 2020. As of December 31, 2020 and 2019, the aggregate outstanding balance of the three notes was $0.0 and $0.2 million.

Future debt obligations

The combined aggregate maturities for debt as of December 31, 2020 is as follows (in thousands):

Amount
2021	$4,066
2022	214
Thereafter	—

Total	$4,280

8. Income Taxes

The U.S. and non-U.S. components of income before income taxes for the years ended December 31, 2020 and 2019 are as follows (in thousands):

	Year ended December 31,
	2019	2020
United States	$2,528	$5,734
Foreign	3,659	3,626

Income before income taxes	$6,187	$9,360

The components of income tax expense for the years ended December 31, 2020 and 2019 are as follows (in thousands):

	Year ended December 31,
	2019	2020

Current:
Federal	$—	$—
State	54	20
Foreign	137	135

Total Current	$191	$155

Deferred:
Federal	$—	$—
State	—	—
Foreign	—	—

Total deferred	—	—

Income tax expense	$191	$155

Prior to the Reorganization in the second quarter of 2021, the HomeSmart combined entities were primarily taxed as pass-through entities for federal and state income tax purposes. Accordingly, for federal and state income tax purposes, most income, loss, and other tax attributes pass through to the members’ income tax returns. The majority of income tax expense for 2020 and 2019 is attributable to one corporation within the group operating in Puerto Rico which was granted an income tax exemption under Act 20 and is subject to a reduced income tax rate of 4.0%. Subsequent to the Reorganization in the second quarter of 2021, HomeSmart Holdings will not be considered a pass-through entity for federal and state income tax purposes.

The Company’s effective tax rate for 2020 and 2019 is 1.6% and 3.1%, respectively. The Company’s income tax results differed from the amount computed by applying the relevant U.S. statutory federal income tax rate to income before income taxes due to a rate benefit attributable to the Company primarily operating as a pass-through entity which is not subject to U.S. federal or state income tax. The majority of income expense is attributable to one corporation within the group operating in Puerto Rico which benefits from a reduced income tax rate.    A reconciliation of the federal statutory tax rate to the effective tax rate for the years ended December 31, 2020 and 2019 are as follows (in thousands):

	December 31, 2019		December 31, 2020
	Tax	Percent	Tax	Percent
Tax at statutory federal rate	$1,299	21.0%	$1,966	21.0%
State tax	54	0.9%	20	0.2%
Foreign rate differential	(632)	-10.2%	(627)	-6.7%
Income taxed at member level	(531)	-8.6%	(1,204)	-12.9%

Total	$191	3.1%	$155	1.6%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities calculated under U.S. GAAP and the amounts calculated for preparing our income tax returns. No items gave rise to deferred taxes as of December 31, 2020 and 2019.

No valuation allowance was recorded as of December 31, 2020 and 2019.

As a result of the pass-through structure, the members are responsible for any tax matters arising from an examination. Years in which an audit remains open for the corporate entity within the organization is 2018, 2019, and 2020.

9. Commitments and contingencies

Commitments

The Company is committed to making rental payments under noncancelable operating leases covering various office space and equipment. Future minimum payments for these operating leases are as follows (in thousands):

Total
2021	$1,706
2022	937
2023	430
2024	78
2025	53
Thereafter	—

Total	$3,204

The Company incurred rent expense of $2.4 million and $2.2 million for the years ended December 31, 2020 and 2019 respectively, included in general and administrative expense on the accompanying Combined Statements of Operations.

Litigation

From time to time, the Company may be involved in disputes or regulatory inquiries that arise in the ordinary course of business. When the Company determines an adverse outcome that could result in a loss to the Company, is both probable and reasonably estimable, a liability is recorded and disclosed. If an adverse outcome is probable, but not reasonably estimable, the Company discloses the nature of the claim and the fact that the amount of a contingent loss is not reasonably estimable. When a loss contingency is only reasonably possible, the Company does not record a liability, but instead discloses the nature and the amount of the claim and an estimate of the loss or range of loss, if such contingent loss is reasonably estimable. Legal costs related to the defense of loss contingencies are expensed as incurred.

Realty Mark LLC v. William Kratz, HomeSmart International LLC and REVO Realty Group LLC d/b/a. On March 15, 2021, a subsidiary of HomeSmart Holdings (HomeSmart International LLC) was named as a Defendant in a civil suit with the Court of Common Pleas in Philadelphia County Pennsylvania. The suit claims the Defendants wrongfully interfered with the Plaintiff’s contractual business affairs, including the violation of a non-compete clause of a binding contract between the Plaintiff and William Krattz, and defamation of character of the Plaintiff. Discovery is proceeding. The Company is unable to predict the outcome of this action or to reasonably estimate the possible loss or range of loss, if any, arising from the claims asserted therein and accordingly we have not recorded any potential loss provision reserve as of December 31, 2020.

Tax matters

The Company may be subject to sales and use tax in various jurisdictions within the United States. The Company is subject to regulatory audits by tax authorities whereby the outcome of the audits is uncertain. The Company believes there is appropriate support for its sales and use tax filings.

Escrow and trust deposits

As a service to its customers, the Company administers escrow and trust deposits which represent undisbursed amounts for the settlement of real estate transactions. Deposits at FDIC-insured institutions are insured up to $250 thousand. These deposits totaled $8.2 million and $4.9 million at December 31, 2020 and 2019, respectively. These escrow and trust deposits are not assets of the Company and, therefore, are excluded from the accompanying Combined Balance Sheets. However, the Company remains contingently liable for the disposition of these deposits.

Standard guarantees/indemnifications

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for breaches of representations and warranties. In addition, many of these parties are also indemnified against any third-party claim resulting from the transaction that is contemplated in the underlying agreement. Such guarantees or indemnifications are granted under various agreements, including those governing: (i) purchases, sales or outsourcing of assets or businesses, (ii) leases and sales of real estate, (iii) licensing of trademarks, (iv) use of derivatives, and (v) issuances of debt securities. The guarantees or indemnifications issued are for the benefit of the: (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords in lease contracts, (iii) franchisees in licensing agreements, (iv) financial institutions in derivative contracts, and (v) underwriters in issuances of securities. While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under these guarantees, nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under these guarantees as the triggering events are not subject to predictability.

10. Equity

The Company has one class of shares designated as Common Stock. Each share of Common Stock has a par value of $0.01. On November 2, 2020, the Founder formed Holdings, a wholly owned Delaware corporation. At its inception and as of December 31, 2020, the Company had 100,000,000 shares of Common Stock authorized, with 1,000 issued and outstanding, 100% owned by the Founder. Periods prior to the formation of Holdings present outstanding shares as of the date of formation.

The holders of the Common Stock are entitled to one vote per share and each share has equal participation in earnings and dividends. Dividends may be paid in cash, in property or in shares of the Company’s Common Stock. All shares of Common Stock are “Restricted Shares”, as defined by the Company’s by-laws to mean that any transfer of ownership of Common Stock must be approved by the Board of Directors or a duly authorized committee.

11. Earnings per share

Basic earnings per share is computed based on net income divided by the basic weighted-average shares outstanding during the period. Dilutive earnings per share is computed consistently with the basic computation while giving effect to all dilutive potential common shares and common share equivalents that were outstanding during the period, if any. As noted in Note 9, periods prior to the formation of Holdings on November 2, 2020 present outstanding shares as of the date of formation. The Company uses the treasury stock method to reflect the potential dilutive effect of unvested stock awards and unexercised options, if any. The following table sets forth the computation of basic and diluted earnings per share (in thousands, except for shares):

	Year ended December 31,
	2019	2020
Net income	$5,996	$9,205

Weighted-average shares used in computing earnings per share, basic and diluted	1,000	1,000

Earnings per share, basic and diluted	$5,996	$9,205

12. Fair value measurements

Mortgage loans held for sale

The Company values its loans held for sale using Level 2 inputs derived from observable market data in the form of purchase commitments, for each of the respective loans, entered into with secondary mortgage market buyers. The calculated gain/loss for loans held for sale, based on these Level 2 inputs, is reduced subject to an estimated funding probability factor (or “pull-through factor”), The pull-through factor is determined based on historical experience.

Interest rate lock commitments (“IRLCs”)

The Company enters into interest rate lock commitments with customers. IRLCs are recorded at fair value. The fair value of IRLCs is based on current market prices of securities backed by similar mortgage loans (as determined above under mortgage loans held for sale), net of costs to close the loans, subject to the estimated loan funding probability, or “pull-through factor”. Given the significant and unobservable nature of the pull-through factor, IRLCs are classified as Level 3; however, the IRLCs are not material to the Company’s financial statements.

Secured credit facilities

Borrowings under the Company’s Secured credit facilities are recorded at carrying value, which approximates fair value due to the frequent nature of such borrowings and repayments. The Company considers these as a Level 2 input.

The table below shows a summary of financial statement items that are measured at estimated fair value on a recurring basis, including assets measured under the fair value option. There were no material transfers of assets or liabilities recorded at fair value on a recurring basis between Levels 1, 2 or 3 during the year ended December 31, 2020 or the year ended December 31, 2019.

	December 31, 2020
	Level 1	Level 2	Level 3	Total

Assets:
Mortgage loans held for sale	$—	$2,698	$—	$2,698
IRLCs	—	—	78	78

Total	$—	$2,698	$78	$2,776

As of December 31, 2020 and 2019, the estimated fair values of financial liabilities that are not recorded at fair value on a recurring or non-recurring basis were not materially different from their carrying values.

13. Segment reporting

The reportable segments presented below represent the Company’s segments for which separate financial information is available and which is utilized on a regular basis by its chief operating decision maker (“CODM”) to assess performance and to allocate resources. The Company’s CODM is the Chief Executive Officer. In identifying its reportable segments, the Company considers the nature of services provided by its segments.

The Company has organized its operations into three operating and reportable segments: Real Estate Brokerage, Franchise, and Affiliated Business Services. These segments reflect the way the CODM allocates resources and evaluates financial performance, which is based upon each segment’s EBITDA. EBITDA is defined as earnings before interest expense, net, income tax expense, depreciation and amortization, and other income, net. These charges are excluded from evaluation of segment performance because it facilitates reportable segment performance comparisons on a period-to-period basis as these costs may vary independent of business performance.

Real estate brokerage

The Company is engaged by its customers to assist with buying, selling, or leasing property and generates Real estate brokerage income. In exchange for its services, the Company is compensated by commission revenue earned upon closing of the sale of a property or execution of a lease.

Franchise

The Company franchises its real estate brand to real estate brokerage businesses that are independently owned and operated. Franchise revenue principally consists of royalty and marketing fees from the Company’s franchisees. The royalties received by the Company are primarily derived from the number of agents affiliated with each franchisee and the number of closed transactions by each franchisee each month.

Affiliated business services

Beginning in 2020, the Company also acts as a mortgage lender with the expectation of subsequently selling the loan in the short term. The Company also provides title and escrow services.

Segment revenues

The following tables present the Company’s revenues disaggregated by segment for the years ended December 31, 2020 and 2019, respectively (in thousands):

	Revenues
	Year ended December 31,
	2019	2020
Real estate brokerage	$319,081	$383,729
Franchise	10,433	12,115
Affiliated business services	3,860	5,801
Eliminations	(8,769)	(9,139)

Total Revenue	$324,605	$392,506

Intercompany revenues associated with services charged to Company owned brokerages have been eliminated in combination.

Segment EBITDA

The Company allocates certain operating expenses to the operating and reportable segments, including customer service and merchant fees and selling, operations, technology, general and administrative based on the usage and relative contribution provided to the segments. It excludes from the allocations certain operating expense lines, including depreciation and amortization, interest (expense), net, other (income) expense, net, and provision for income taxes, net. Set forth in the tables below is a reconciliation of Net income to EBITDA presented by reportable segment for the years ended December 31, 2020 and 2019 (in thousands):

	Year ended December 31,
EBITDA	2019	2020
Net income	$5,996	$9,205
Income tax expense	191	155

Income before income taxes	6,187	9,360
Add: Depreciation and amortization	665	911
Interest expense	220	182

EBITDA	$7,072	$10,453

	Year ended December 31,
Segment EBITDA	2019	2020
Real estate brokerage	$7,075	$8,861
Franchise	414	1,926
Affiliated Business Services	(88)	1,294
Eliminations	(329)	(1,628)

Total Company	$7,072	$10,453

Segment assets

	Year ended December 31,
	2019	2020
Real Estate Brokerage	$20,816	$18,646
Franchise	2,345	5,069
Affiliated Business Services	1,347	7,819
Eliminations	(4,858)	(6,649)

Total Company	$19,650	$24,885

14. Related party transactions

Included within Commissions and other agent-related costs; General and administrative operating expenses; and Sales, marketing and advertising operating expenses for the years ended December 31, 2020 and 2019, was $13.6 million and $11.6 million, respectively, in exchange for the Company receiving leased employee services from a company owned by the Founder. Amounts due to this entity are included within Due to related parties at December 31, 2020 and 2019, of $2.2 million and $1.2 million, respectively.

Included within General and administrative expense for each of the years ended December 31, 2020 and 2019, was $0.9 million, in exchange for the Company receiving leased office space from a related party.

Included in General and administrative expense for each of the years ended December 31, 2020 and 2019, was $0.4 million, in exchange for the Company receiving the use of a leased aircraft from a related party.

Net receivables due from the Founder, or companies wholly owned by the founder, as of December 31, 2020 and 2019, are $0.1 million and $1.6 million, respectively.

For the years ended December 31, 2020 and 2019, the Company made equity distributions of $10.1 million and $6.7 million, respectively, to the Founder of Holdings. During the same time periods, the Founder made equity contributions of $6.5 million and $2.9 million, respectively.

During the year ended December 31, 2018, the Company entered into one note receivable agreement in the amount of $0.8 million, with the Founder, which was repaid in full during the year ended December 31, 2020.

During the year ended December 31, 2019, the Company entered into two notes receivable agreements totaling $0.7 million, with the Founder, which were repaid in full during the year ended December 31, 2020.

15. Subsequent events

The Company has assessed subsequent events through September 3, 2021, the date at which the combined financial statements were available for issuance

PalmerHouse acquisition

On January 1, 2021, the Company completed the acquisition of 100% of the equity interests in PalmerHouse Properties, LLC, PalmerHouse Properties and Associates, LLC, and PalmerHouse Properties Lake Country, LLC, a real estate brokerage group, in connection with its ongoing agent count growth strategy. The total purchase price for the acquisition was $12.6 million, comprising $6.3 million in cash and a $6.3 million unsecured note payable. The unsecured note payable is subject, in part, to certain requirements being met by the acquired brokerage group. The Company expects the requirements will be met, thus the $6.3 million note balance will be payable in full and continue to be included as part of the purchase price. The note bears interest at a non-compounded rate equal to LIBOR plus 3.0%, and matures April 2026 (five years from the date of the acquisition). The note may be prepaid in whole or in part at any time, without penalty.

Corporate structure reorganization

On November 2, 2020, the Founder formed Holdings, a wholly owned Delaware corporation, with the intent of consolidating the HomeSmart Subsidiaries under one parent holding company. During the second quarter of 2021, the Company underwent a corporate entity structure reorganization (the “Reorganization”) whereby (the “HomeSmart subsidiaries”) were contributed to and became wholly owned by HomeSmart Holdings, Inc. (“Holdings”).

In conjunction with the Reorganization, Holdings entered into three unsecured promissory notes with legal entities the Founder holds a 100% ownership interest in. Two of the promissory notes are payable effectively to the Founder and one of the promissory notes is a receivable effectively from the Founder. The two notes payable were issued March 31, 2021 with an aggregate initial principal balance of $10.0 million, of which $1.0 million was repaid on May 10, 2021. Both bear interest at a rate of 3.0% per annum. The note receivable, was issued March 31, 2021 with an initial principal balance of $2.0 million, bears interest at 0.52% per annum and was repaid in full on April 15, 2021. The two outstanding promissory notes may be prepaid by Holdings in whole or in part at any time, without premium or penalty.

Independent Auditors’ Report

To the Board of Directors

PalmerHouse Properties, LLC, PalmerHouse Properties and Associates, LLC, and PalmerHouse Properties Lake Country, LLC:

We have audited the accompanying combined financial statements of PalmerHouse Properties, LLC, PalmerHouse Properties and Associates, LLC, and PalmerHouse Properties Lake Country, LLC (collectively the Company), which comprise the combined balance sheets as of December 31, 2020 and 2019, and the related combined statements of operations, changes in equity, and cash flows for the years then ended, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of their operations and cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Phoenix, Arizona

September 3, 2021

PalmerHouse Properties, LLC, PalmerHouse Properties and Associates, LLC, and PalmerHouse Properties Lake Country, LLC

Combined statements of operations

(In thousands)

	Year ended December 31,
	2019	2020

Revenue
Real estate brokerage	$67,430	$82,521

Operating Expenses
Commission and other agent-related costs	61,088	76,168
General and administrative including $815, and $615, respectively, to related parties	3,227	3,082
Sales, marketing, and advertising	429	418

Total operating expenses	$64,744	$79,668

Income from Operations	$2,686	$2,853
Equity in income of equity method investee	349	510
Other income	4	280

Net income	$3,039	$3,643

The accompanying notes are an integral part of these combined financial statements.

PalmerHouse Properties, LLC, PalmerHouse Properties and Associates, LLC, and PalmerHouse Properties Lake Country, LLC

Combined balance sheets

(In thousands)

	December 31,
	2019	2020

Assets

Current assets:
Cash and cash equivalents	$2,795	$1,890
Accounts receivable, net of allowance for doubtful accounts of $22 and $22, respectively	793	698
Other current assets	44	54

Total current assets	3,632	2,642
Property and equipment, net	75	32
Other non-current assets	111	140

Total assets	$3,818	$2,814

Liabilities and Equity

Current liabilities:
Accounts payable	208	326
Accrued expenses	794	680

Total current liabilities	1,002	1,006

Non-current liabilities:
Deferred rent due to related party	599	744

Total liabilities	$1,601	$1,750

Commitments and Contingencies (Note 6)

Equity:
Net Parent investment	2,217	1,064
Total liabilities and equity	$3,818	$2,814

The accompanying notes are an integral part of these combined financial statements.

PalmerHouse Properties, LLC, PalmerHouse Properties and Associates, LLC, and PalmerHouse Properties Lake Country, LLC

Combined statements of cash flows

(In thousands)

	Year ended December 31,
	2019	2020

Operating activities
Net income	$3,039	$3,643

Adjustments to net income:
Depreciation and amortization	76	74
Equity in income of equity method investee	(349)	(510)
Change in allowance for doubtful accounts	22	—
Changes in assets and liabilities:
Accounts receivable	(303)	95
Other current assets	(1)	(10)
Other non-current assets	(13)	9
Accounts payable	33	118
Accrued expenses	240	(114)
Deferred rent due to related party	163	145

Net cash provided by operating activities	$2,907	$3,450

Investing activities
Purchases of property and equipment	(33)	(31)
Proceeds from investments in equity method investee	330	472

Net cash provided by investing activities	$297	$441

Financing activities
Distributions to Parent	(1,735)	(4,796)

Net cash used in financing activities	$(1,735)	$(4,796)
Change in cash and cash equivalents	$1,469	$(905)
Cash and cash equivalents, beginning of period	1,326	2,795
Cash and cash equivalents, end of period	$2,795	$1,890

The accompanying notes are an integral part of these combined financial statements.

PalmerHouse Properties, LLC, PalmerHouse Properties and Associates, LLC, and PalmerHouse Properties Lake Country, LLC

Combined statements of changes in equity

(In thousands)

Total equity
Balance as of December 31, 2018	$913
Net income	3,039
Distributions to Parent	(1,735)

Balance as of December 31, 2019	$2,217

Net income	3,643
Distributions to Parent	(4,796)

Balance as of December 31, 2020	$1,064

The accompanying notes are an integral part of these combined financial statements.

1. Description of business

PalmerHouse Properties, LLC, PalmerHouse Properties and Associates, LLC, and PalmerHouse Properties Lake Country, LLC (collectively the “Company” or “PalmerHouse”) are a real estate enterprise. The Company primarily generates revenue from real estate brokerage services rendered to either buyers and sellers of real property or negotiating leases on behalf of lessors. In exchange for its services, the Company is compensated in the form of commission income earned upon closing of the sale of a property or execution of a lease.

2. Summary of critical accounting policies

Basis of presentation and principles of combination

On January 1, 2021, HS Brokerage Holdings, LLC (“HomeSmart”), a wholly owned subsidiary of HomeSmart Holdings, Inc., completed the acquisition of the Company, at which point the Company became a wholly owned subsidiary of HomeSmart. Prior to its acquisition by HomeSmart, the entities comprising the Company were under common control by the former owners, Kevin Palmer and Thomas Ellicott, Jr, trustees of the KLP Trust and JTE Trust, respectively (collectively “the Parent”).

Considering there was no controlling financial interest present between or among the entities that comprise the Company, the financial statements are prepared on a combined basis as the entities were under the common control and management of the Parent. Net Parent investment in the Company’s business is shown in lieu of equity attributable to the Company as there is no individual entity in which the Parent holds an equity interest.

All assets, liabilities, revenue and expenses related to the Parent’s interest in the Company are combined, at their historical cost, to form the basis for the combined financial statements. All intercompany accounts and transactions have been eliminated in combination.

The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of estimates

In presenting the combined financial statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. The Company regularly evaluates estimates and assumptions related to provisions for doubtful accounts. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances. The actual results experienced by the Company might differ materially and adversely from the Company’s estimates.

Revenue recognition

As an owner-operator of real estate brokerages, the Company assists home buyers and sellers in listing, marketing, selling and finding homes. Real estate commissions earned by the Company’s real estate brokerage business are recorded as revenue at the closing of a real estate transaction (i.e., purchase or sale of a home). These revenues are referred to as Real estate brokerage revenue. The commissions the Company pays to real estate agents are recognized concurrently with the associated revenues and presented as a cost of sale within the real estate brokerage line item on the accompanying Combined Statements of Operations.

In such real estate transactions, the Company holds the real estate brokerage license that is necessary under relevant state laws and regulations to provide brokerage services and therefore controls those services that are necessary to legally transfer real estate between home buyers/sellers and lessees/lessors. Although the Company’s agents are independent contractors, they cannot execute a real estate transaction without a brokerage license, which the Company possesses. The Company has the only contractual relationship for the sale or exchange of real estate with its customer (i.e., the home buyer or seller). Accordingly, the Company is the principal in its transactions with both home buyers/sellers and lessees/lessors.

As principal, the Company recognizes revenue in the gross amount of consideration the Company expects to receive in exchange for those services which is determined based on the sales price multiplied by the commission rate as agreed upon in the respective independent contractor agreement between each agent and the company. Amounts collected from agents for periodic dues and other fees are recognized, as earned, as a reduction of costs in the Commission and other agent-related costs line item on the Combined Statements of Operations.

Commission and other related costs

The Company pays commissions to agents of the Company owned brokerages for which the associated costs are recognized concurrently with the associated revenue and are recorded within the Commission and other agent-related costs line item on the Combined Statements of Operations. Additionally, the Company pays fees to external brokerages for client referrals, which are recognized and paid upon the closing of a real estate transaction. The Company charges its agents various fees in exchange for the right to affiliate and ultimately represent end consumers in the buying and selling of real estate associated with the Company’s brokerage license. These fees are either transaction based, where amounts are collected at the closing of a brokerage transaction, or in the form of periodic fixed fees over a defined period of time. Fees charged to affiliated agents are recognized as a reduction to Commission and other agent-related costs as the reimbursements do not constitute a payment for a distinct good or service provided to the agent nor do they constitute a reimbursement for a specific, incremental, identifiable cost for the Company.

Net parent investment

In the accompanying combined balance sheet, net Parent investment represents the Parent’s historical investment in the Company, its accumulated net earnings, and the net effect of transactions with and allocations from the Parent.

Cash and cash equivalents

The Company considers all highly liquid investments with maturities when purchased of three months or less to be cash equivalents.

Income taxes

The legal entities that comprise the Company were taxed as pass-through entities for federal and state income tax purposes. Accordingly, for federal and state income tax purposes, most income, loss, and other tax attributes pass through to the Parent’s income tax returns.

Allowance for doubtful accounts

Accounts receivable primarily consist of amounts owed from real estate transactions. The Company estimates the allowance necessary to provide for uncollectible accounts receivable. The estimate is based on historical experience, combined with a review of current developments, forecasts of future losses, and includes specific accounts for which collectability is determined to be permanently impaired (bankruptcy, lack of contact, age of account balance, etc.).

Property and equipment, net

Property and equipment (including leasehold improvements) are initially recorded at cost, and presented net of accumulated depreciation and amortization. Depreciation is included as a component of general and administrative expense on the Combined Statements of Operations, which is calculated utilizing the straight-line method over the estimated useful lives of the related assets and assuming no salvage value, as follows:

Type	Estimated useful life
Furniture	5 years
Office and computer equipment	3 -7 years
Machinery & Equipment	5 years
Leasehold Improvements (1)	7 years

(1)	Leasehold improvements are depreciated over the lesser of the lease term or the useful life of the improvement.

The Company evaluates long-lived assets, which include depreciable tangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of other long-lived assets may not be recoverable. The recoverability of these assets is measured by comparing the carrying amounts to the future undiscounted cash flows these assets are expected to generate. The Company recognizes an impairment in the event the carrying amount of such assets exceeds the fair value attributable to such assets. There were no events or changes in circumstances that indicated the other long-lived assets were impaired during any of the periods presented.

Sales, marketing and advertising

Sales, marketing, and advertising expenses consist primarily of expenses such as print advertising, content marketing, online and social media advertising, event marketing and promotional items, which are expensed as incurred.

General and administrative

General and administrative expenses consist primarily of personnel-related costs, including salaries, benefits, and bonuses for executive management and administrative employees, including, finance and accounting, legal, human resources and communications, brokerage operations, the occupancy costs for the corporate headquarters, and other office-related expenses for supporting our agents, administrative functions, professional service fees for legal and finance, insurance expenses and talent acquisition expenses. General and administrative costs are expensed as incurred.

Recently adopted accounting standards

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, which created FASB Accounting Standards Codification (ASC) Topic 606 (ASC 606). This ASU replaced most existing revenue recognition guidance in GAAP when it became effective and requires the Company to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASC 606 also requires additional disclosures to help users of financial statements better understand the nature, amount, timing and uncertainty of revenue that is recognized. The Company adopted ASC 606 effective January 1, 2019 using the modified retrospective method of application and has determined there is no material effect on the Company’s combined financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, that changes the impairment model for most financial assets and certain other instruments. For receivables, loans, and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowance for losses. Although an entity may still use its current systems and methods for recording the allowance for credit losses, under the new rules, the inputs used to record the allowance for credit losses generally will need to change to appropriately reflect an estimate of all expected credit losses and the use of reasonable and supportable forecasts. In addition, an entity will have to disclose significantly more information about allowances and credit quality indicators. The new standard is effective for the Company for fiscal years beginning after December 15, 2022 and early adoption is permitted. On January 1, 2019, the Company adopted ASU 2016-13. The adoption did not have a material impact on the Company’s combined financial statements.

Recently issued accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which requires lessees to recognize the assets and liabilities that arise from all leases on the combined balance sheets. ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, deferred the effective date for non-public companies. ASU 2016-02 is effective for fiscal periods beginning after December 15, 2021. The new standard will become effective for all entities with fiscal years beginning after December 15, 2021. The Company will adopt the new standard on January 1, 2022. The standard requires a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company is currently evaluating the effect of adoption of the standard on the Company’s combined financial statements and related disclosures.

3. Equity method investment

Investments in entities for which the Company has the ability to exercise significant influence over, but does not have financial or operating control, are accounted for using the equity method of accounting. Accordingly, the Company’s share of the net income (loss) of equity method investment are included in the Company’s net income, and the proceeds received are reflected on the combined statements of cash flows within net cash provided by investing activities.

In 2017, the Company entered into a partnership with Ganek PC by forming Independence Title & Escrow, LLC (“ITE”). ITE performs legal and title related professional services. The Company made an initial capital contribution in the amount of $32 thousand in exchange for 40% ownership interest. The Company’s ownership interest was subsequently increased to 45% in 2019 based on PalmerHouse production growth. No additional capital contribution was paid for the increase in ownership interest.

The investment balance for the years ended December 31, 2020 and 2019, was $78 thousand and $71 thousand, respectively and is presented in other non-current assets on the combined balance sheets.

4. Property and equipment, net

As of December 31, 2020 and 2019, property and equipment, net consisted of (in thousands):

	December 31,
	2019	2020
Furniture	81	89
Office and computer equipment	148	167
Machinery & Equipment	18	18
Leasehold improvements	123	127

Total Property and equipment	370	401
Less: Accumulated depreciation and amortization	(295)	(369)

Property and equipment, net	$75	$32

The Company recorded depreciation and amortization expense related to property and equipment of $74 thousand and $76 thousand for the years ended December 31, 2020 and 2019, respectively. All depreciation expense is included in general and administrative expenses.

5. Accrued expenses

Accrued expenses at December 31, 2020 and 2019 consist of the following:

	December 31,
	2019	2020
Accrued personnel costs	$82	$—
Accrued commission expense	402	519
Other accrued expenses	310	161

Total accrued expenses	$794	$680

6. Commitments and contingencies

Commitments

The Company is committed to making rental payments under noncancellable operating leases covering various office space and equipment. Future minimum payments for these operating leases are as follows (in thousands):

Total
2021	$600
2022	548
2023	514
2024	530
2025	547
Thereafter	10,564

Total Payments	$13,303

The Company incurred rent expense of $ 0.8 million and $ 0.7 million for the years ended December 31, 2020 and 2019 respectively. Sublease income during the years ended December 31, 2020 and 2019, was $0.2 million. The Company recognizes deferred rent when the lease payments are uneven throughout the lease term. The Company had $0.8 million and $0.6 million in deferred rent at December 31, 2020 and 2019, respectively.

Escrow and trust deposits

As a service to its customers, the Company administers escrow and trust deposits which represent undisbursed amounts for the settlement of real estate transactions. Deposits at FDIC-insured institutions are insured up to $ 250 thousand. These deposits totaled $ 3.2 million and $ 2.1 million at December 31, 2020 and 2019, respectively. These escrow and trust deposits are not assets of the Company and, therefore, are excluded from the accompanying Combined Balance Sheets. However, the Company remains contingently liable for the disposition of these deposits.

Litigation

From time to time, the Company may be involved in disputes or regulatory inquiries that arise in the ordinary course of business. When the Company determines that a loss is both probable and reasonably estimable, a liability is recorded and disclosed if the amount is material to the Company’s business taken as a whole. When a material loss contingency is only reasonably possible, the Company does not record a liability, but instead discloses the nature and the amount of the claim and an estimate of the loss or range of loss, if such an estimate can reasonably be made. Legal costs related to the defense of loss contingencies are expensed as incurred.

Standard guarantees/indemnifications

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for breaches of representations and warranties. In addition, many of these parties are also indemnified against any third-party claim resulting from the transaction that is contemplated in the underlying agreement. Such guarantees or indemnifications are granted under various agreements, including those governing: (i) purchases, sales or outsourcing of assets or businesses, (ii) leases and sales of real estate, and (iii) licensing of trademarks. The guarantees or indemnifications issued are for the benefit of the: (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords in lease contracts, and (iii) franchisees in licensing agreements, While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under these guarantees, nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under these guarantees as the triggering events are not subject to predictability.

7. Net parent investment

In 2020 and 2019 the Company was under common control by the former owners, Kevin Palmer and Thomas Ellicott, Jr, trustees of the KLP Trust and JTE Trust, respectively. Together, they owned a 100% interest in the Company and are referred to herein collectively as the Parent.

During the periods ended December 31, 2020 and 2019, the Company recognized $4.8 million and $1.7 million in distributions to the Parent, respectively.

8. Related party transactions

Included in General and administrative expense for each of the years ended December 31, 2020 and 2019 was $0.6 million, in exchange for the Company receiving leased office space from a related party.

Included in General and administrative expense for the year ended December 31, 2020 was $0.2 million related to the Company receiving professional services from a related party.

9. Subsequent events

The Company has assessed subsequent events through September 3, 2021, the date at which the combined financial statements were available for issuance.

Acquisition by HomeSmart

On January 1, 2021, HS Brokerage Holdings, LLC (“HomeSmart”), a real estate enterprise, completed the acquisition of the Company. The total purchase price for the acquisition was $12.6 million, comprising

$6.3 million in cash and a $6.3 million unsecured note payable, subject, in part, to certain requirements being met by the acquired brokerage group. The promissory note bears interest at a non-compounded rate equal to LIBOR plus 3.0% per annum, calculated on the anniversary date and is payable in 60 monthly installments due on or before the tenth day of each month.

Part II

Information Not Required in Prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	Any breach of their duty of loyalty to our company or our stockholders;

•	Any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	Any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent sales of unregistered securities.

Since December 1, 2018, we have issued the following unregistered securities:

•	In February 2021, the Company issued 1,000 shares to Matthew Widdows.

•	In consideration for the transactions performed during the Corporate Reorganization, the Company issued 11,393,752 shares to Matthew Widdows, 11,385,138 shares to the MDW Irrevocable Trust U/T/A dated

December 28, 2012, 13,207,602 shares to the Matthew D Widdows Trust U/T/A dated December 31, 2017 and 18,491,415 shares to Inverness, Inc. on April 1, 2021.

•

The Company granted restricted stock units to its employees, directors, consultants, and other service providers for an aggregate of 1,664,270 shares of our common stock under the 2021 Equity Incentive Plan.

•

The Company granted stock appreciation rights to its employees, directors, consultants, and other service providers for an aggregate of 258,060 shares of our common stock under the 2021 Equity Incentive Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and financial statement schedules.

Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

Financial statement schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit number	Description

1.1*	Form of Underwriting Agreement.

2.1*

Limited Liability Company Purchase Agreement dated January 1, 2021, by and between HS Brokerage Holdings, LLC and PalmerHouse Properties, LLC, PalmerHouse Properties and Associates, LLC, and PalmerHouse Properties Lake Country, LLC (dba PHP Referral Group).

3.1*	Certificate of Incorporation of the registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon completion of this offering.

3.3*	Bylaws of the registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the registrant, to be in effect upon completion of this offering.

4.1*	Form of common stock certificate of the registrant.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1+*	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.

10.2+*	HomeSmart Holdings, Inc. 2021 Long-Term Incentive Plan and related form agreements.

10.3+*	HomeSmart Holdings, Inc. Employee Stock Purchase Plan and related form agreements.

10.4+*	HomeSmart Holdings, Inc. 2021 Equity Incentive Plan and related form agreements.

10.5+*	Non-Employee Director Compensation Policy.

10.6+*	Offer Letter dated , 2021, by and between HomeSmart Holdings, Inc. and Matthew Widdows.

10.7+*	Offer Letter dated , 2021, by and between HomeSmart Holdings, Inc. and Ashley Bowers.

10.8+*	Offer Letter dated , 2021, by and between HomeSmart Holdings, Inc. and Alan Goldman.

10.9+*	Offer Letter dated , 2021, by and between HomeSmart Holdings, Inc. and Michael Swope.

10.10+*	Form of Change in Control and Severance Agreement for executive officers.

10.11*	Credit Agreement dated September 27, 2021, by and between HomeSmart Holdings, Inc. and JPMorgan Chase Bank, N.A.

10.12*	Lease Agreement dated June 25, 2021, by and between HomeSmart Holdings, Inc. and SBCJ, LLC.

21.1*	List of subsidiaries of the registrant.

23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm for HomeSmart Holdings, Inc.

23.2*	Consent of KPMG LLP, Independent Registered Public Accounting Firm for PalmerHouse Properties, LLC, PalmerHouse Properties and Associates, LLC, and Palmer House Properties Lake Country, LLC.

23.3*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page to this registration statement).

*	To be filed by amendment. All other exhibits are submitted herewith.

+	Indicates management contract or compensatory plan.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Scottsdale, Arizona, on the                day of                , 2021.

HOMESMART HOLDINGS, INC.

By:
Matthew Widdows
Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Matthew Widdows, Ashley Bowers and Alan Goldman and each one of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Matthew Widdows	Chief Executive Officer and Director (Principal Executive Officer)	, 2021

Alan Goldman	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2021

Ashley Bowers	Director	, 2021

Erik Bardman	Director	, 2021

Marina Levinson	Director	, 2021

John Sizer	Director	, 2021